Exhibit 4.15

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT
BOTH (I) IS NOT MATERIAL AND (II) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE
OR CONFIDENTIAL

Execution Version

DATED APRIL 20, 2023

TRINITY BIOTECH PLC -and- TRINITY BIOTECH MANUFACTURING LIMITED -and- TRINITY BIOTECH, INC. -and- AALTO BIO HOLDING LIMITED -and- BIOSYNTH INTERNATIONAL INC -and- GALLUS BIDCO LIMITED

________________________________________________________

SHARE PURCHASE AGREEMENT
in respect of
Benen Trading Limited and Fitzgerald Industries International Inc.
________________________________________________________

CONTENTS

Schedule 1	39
Particulars of the Company	39
Particulars of Fitzgerald	40
Schedule 2	41
Sellers’ and Purchasers' Completion Obligations	41
Schedule 3	45
PART 1 Definitions	45
PART 2 Fundamental Warranties	48
PART 3 General Warranties	53
PART 4 Tax Warranties	84
Schedule 4	92
Limitations on Liability	92
Schedule 5	97
Interim Provisions	97
Schedule 6	100
Properties	100
Schedule 7	101
Tax Deed	101
Schedule 8	102
Pre-Completion Statement	102
Schedule 9	103
Completion Account Accounting Standards	103
Schedule 10	105
Illustrative Trial Balances Mapping	105
Schedule 11	106
Worked Consideration Adjustment Example	106
Schedule 12	107
Specified Employee	107
Schedule 13	108

THIS AGREEMENT is made on 20 April 2023 (this “Agreement”).

BETWEEN:

1.
TRINITY BIOTECH PLC, a public limited liability company incorporated under the laws of Ireland, with company registration number 183476, having its registered address at IDA Business Park, Bray, County Wicklow, Ireland (the "PLC Seller");

2.
TRINITY BIOTECH MANUFACTURING LIMITED, a private company limited by shares incorporated under the laws of Ireland, with company registration number 239206, having its registered address at IDA Business Park, Southern Cross Road, Bray, County Wicklow, Ireland ("TBML, and together with the PLC Seller, the “Benen Sellers");

3.
TRINITY BIOTECH, INC., a Delaware corporation, with file number 2095380, having its registered agent for service of process as C/O Corporation Services Company, 251 Little Falls Drive, Wilmington, DE 19808, United States of America (the “Fitzgerald Seller”, and together with the Benen Sellers, the “Sellers”)

4.
AALTO BIO HOLDING LIMITED, a private company limited by shares incorporated under the laws of Ireland, with company registration number 545723, and having its registered office at Unit 4, Castletroy Business Park, Castletroy, Limerick, County Limerick, Ireland (the “Benen Purchaser”);

5.	BIOSYNTH INTERNATIONAL, INC., an Illinois corporation (the “Fitzgerald Purchaser”, and together with the Benen Purchaser, the “Purchasers”); and

6.
GALLUS BIDCO LIMITED, a private company limited by shares incorporated under the laws of England and Wales, with company registration number 13690981, and having its registered office at 11th Floor 200 Aldersgate Street, London, United Kingdom, EC1A 4HD ("Parent"),

(together the “Parties” and each individually a “Party”).

WHEREAS:

A.
Benen Trading Limited is a private company limited by shares incorporated in Ireland, with company registration number 276238, having its registered address at IDA Business Park, Bray, County Wicklow, Ireland  (the “Company”).

B.
Fitzgerald Industries International, Inc. is a Delaware corporation with registration number 3783311, having its registered address at 2711 Centerville Road, Suite 400, Wilmington, Delaware, United States of America (the “Fitzgerald”). Further particulars of the Company and Fitzgerald are set out in Schedule 1.

C.
The Company has an authorised share capital of €1,269,738.08 divided into 800,000 A Ordinary Shares and 200,000 B Ordinary Shares of which 250,000 A Ordinary Shares and 27,677 B Ordinary Shares are in issue, credited as fully paid up, and held in the manner set out in Schedule 1.

D.	The PLC Seller is the legal and beneficial owner of the entire issued share capital of TBML.

E.
The PLC Seller is the beneficial owner of 249,999 A Ordinary Shares and 27,677 B Ordinary Shares in the Company which are held on its behalf by TBML, on trust as nominee, and the PLC Seller and TBML are the legal owners of the entire issued share capital of the Company. The Fitzgerald Seller is the legal and beneficial owner of the entire issued share capital of Fitzgerald.

F.
The (i) Benen Sellers have agreed to sell, and the Benen Purchaser has agreed to purchase, the entire issued share capital of the Company and (ii) Fitzgerald Seller has agreed to sell and the Fitzgerald Purchaser has agreed to purchase, the entire issued share capital of Fitzgerald, in each case on the terms and subject to the conditions of this Agreement.

G.
The Parent is the direct or indirect holding company of the Purchasers and has become a party to this agreement for the purpose of providing certain guarantees and indemnities set out in clause 3.13 to clause 3.17.

NOW IT IS HEREBY AGREED as follows:

1	Interpretation

Definitions

1.1	In this Agreement (including the Recitals) unless the context otherwise requires or unless otherwise specified:

“A Ordinary Shares” means the “A” ordinary shares of €1.269738 each in the capital of the Company;

“Accounts” means the audited balance sheet of the Company as at the Accounts Date and the audited profit and loss account of the Company for the accounting period ended on the Accounts Date and all notes thereto and the directors’ report and auditors’ report thereon and all other documents and statements annexed thereto;

“Accounts Date” means 31 December 2021;

“Actual Net Cash / Debt” means the amount calculated, in accordance with clause 7, to be the sum of the net cash or debt of each Group Company, calculated in accordance with the Completion Account Accounting Standards and comprising of (i) the sum of all cash (and the market value of any cash equivalents) held by each Group Company less (ii) the sum of the Indebtedness of each Group Company, as at the close of business on the Completion Date;

“Actual Working Capital” means the amount calculated, in accordance with clause 7, to be the Working Capital of each Group Company, as at the close of business on the Completion Date, calculated in accordance with the Completion Account Accounting Standards;

“Affiliate” means any Person that directly or indirectly controls, is controlled by or is under common control with the Person in question. For purposes of this definition, control of a Person means the power, directly or indirectly, to direct the management and policies of such Person, whether by contract or otherwise; in any case control by a Person is given if it holds more than 50% of the voting rights of another Person;

“Anti-Bribery Laws” shall mean (i) the U.S. Foreign Corrupt Practices Act of 1977 (as amended), (ii) the United Kingdom Bribery Act of 2010 (as amended), (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states (including but not limited to the Criminal Justice (Corruption Offences) Act 2018 of Ireland, Ethics in Public Office Acts 1995 and 2001, Proceeds of Crime Acts 1996 – 2016, the Criminal Justice (Theft and Fraud Offences) Act 2001), (iv) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (v) any other anti-bribery and anti-corruption laws, statute, delegated legislation, regulations, directive, legally binding code of conduct or code of practice or other rule of law (including common law) or ordinances applicable to the Group Companies and their respective operations from time to time;

“Anti-Money Laundering Laws” shall mean anti-money laundering-related laws, regulations, and codes of practice applicable to the Group Companies and their operations from time to time, including without limitation (i) the EU Anti-Money Laundering Directives and any laws, decrees, administrative orders, circulars, or instructions implementing or interpreting the same including but not limited to the Criminal Justice (Money Laundering and Terrorist Financing) Acts 2010-2021 (as amended), and (ii) the applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended.

“B Ordinary Shares” means the “B” ordinary shares of €1.269738 each in the capital of the Company;

“Benen Consideration” has the meaning given to such term in clause 3.3;

“Benen Intercompany Repayment Amount” means the aggregate amount owed by the Company to the Sellers’ Group (other than Fitzgerald) immediately prior to Completion (including all accrued but unpaid interest (if any), costs and expenses payable and all Tax required to be withheld and accounted for, on repayment, by the Company to a Tax Authority, in connection therewith) (which is expected to be $10,097,000 and which will be confirmed by the Sellers not less than 1 (one) Business Day prior to Completion);

“Benen Shares” means the entire issued share capital of the Company, as set out in Schedule 1;

“Business” means the supply, resale and distribution of raw materials for the use in immunodiagnostic assays for pharmaceutical companies, reference laboratories, diagnostic manufacturers, universities and research facilities worldwide, constituting the business of the Group as carried on at Completion, but excluding the Excluded Business;

“Business Day” means a day (other than a Saturday or Sunday or a public holiday ) on which clearing banks are generally open for business in Dublin (Ireland), New York (United States), St. Helier (Jersey), London (United Kingdom) and Zurich (Switzerland);

“Claim” means any claim for breach of Warranty and/or any claim under or for breach of the Tax Deed;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Companies Act” means the Companies Act 2014 and all Acts of the Oireachtas and statutory instruments which are to be read as one with, or construed or read together as one with, the Companies Act, and every statutory modification or re-enactment thereof for the time being in force (or, where the context so admits and requires, any one or more of such Acts) and all orders and regulations made thereunder;

“Company” has the meaning given to such term in Recital A;

“Competition Act” means the Competition Act 2002, as amended from time to time;

“Completion” means completion of the sale and purchase of the Sale Shares pursuant to this Agreement;

“Completion Accounts” means the accounts to be prepared in accordance with clause 7;

“Completion Account Accounting Standards” means the accounting standards set out in Schedule 9 of this Agreement;

“Completion Accounts Date” means the date determined in accordance with clause 7;

“Completion Date” means the date on which Completion occurs in accordance with the terms of this Agreement;

“Conditions” has the meaning given to such term in clause 4.3;

“Confidential Information” means all information used in or otherwise relating to the organisation, Business, personnel, suppliers, customers, financial, taxation or other affairs of the Group, including but not limited to, information relating to:

(i)
the marketing of any products or services including customer names and lists and any other details of customers, sales targets, sales statistics, market share statistics, prices, market research reports and surveys, and advertising or other promotional materials;

(ii)	future projects, business development or planning, commercial relationships and negotiations; and

(iii)	Know-How and research and development projects

which has not been released by the Company into the public domain and of which the Purchasers have not otherwise been made lawfully aware by a third party;

“Connected Person” in relation to a person means any person who is connected with that person by virtue of section 10 of the TCA;

“Consideration” means the Benen Consideration and the Fitzgerald Consideration;

“Credit Agreement” means that certain amended and restated credit agreement and guaranty dated February 21, 2023 between, amongst others, Trinity Biotech, Inc., Fitzgerald Industries International, Inc., Clark Laboratories, Inc., Biopool U.S., Inc., Primus Corporation, MarDx Diagnostics, Inc. and IMMCO Diagnostics, Inc, (as borrowers) and Perceptive Credit Holdings III, LP (as security agent) as amended through the date hereof;

"Data Pack" means the document entitled [****] located at 1.8.7.10 of the Data Room;"

 “Data Room” means the on-line electronic data room entitled [****] set up on the Seller’s behalf and hosted by Intra Links as at 1:00pm on 19 April 2023, containing copies of the documents relating to the affairs of the Group to which the Purchasers and their advisers have been supplied access, the contents of which are listed on the Index.

“Directors” means the several persons, being all the directors of the Company at the date hereof, whose names are set out as such in Schedule 1;

“Disclosed” means fairly disclosed in the Disclosure Letter, in sufficient detail as to enable a reasonable purchaser (with knowledge of the industry in which the Group operates and having the benefit of professional accounting, tax and legal advisors) to identify the nature and scope of the matter, fact or circumstance so disclosed;

“Disclosure Letter” means the letter from the PLC Seller to the Purchasers, disclosing certain matters in relation to the Warranties having the same date as this Agreement;

“Encumbrance” means:

(i)	any adverse claim or right or third party right or other right or interest;

(i)	any equitable rights;

(ii)	any option or right of pre-emption or conversion or right to acquire or right to restrict or right of first refusal;

(iii)	any mortgage, charge, assignment by way of security, debenture, assignation, hypothecation, pledge, lien or security interest or arrangement of whatsoever nature;

(iv)	any reservation-of-title; or

(v)	any hire purchase, lease or instalment purchase agreement,

or any agreement to create any of the above;

“Estimated Net Cash / Debt” means the Sellers’ estimate of sum of the net cash or debt of each Group Company calculated in accordance with the Completion Account Accounting Standards and comprising of (i) the sum of all cash (and the market value of any cash equivalents) held by each Group Company less (ii) the sum of the Indebtedness of each Group Company, as at the close of business on the Completion Date;

“Estimated Working Capital” means the Sellers’ estimate of the Working Capital, as at the close of business on the Completion Date.

“Euro”, “€” and “EUR” mean the lawful currency for the time being of Ireland;

"Excluded Business" means the development, research, manufacture and sale of (i) diagnostic instruments, products and assays and their associated reagents and (ii) therapeutic and disease management products;

“Facilities” means all overdrafts (to include limits thereon), loans, loan stock, debentures, acceptance credits or other financial facilities outstanding or available to the Company;

“Fitzgerald Consideration” has the meaning given to such term in clause 3.4;

“Fitzgerald Shares” means the entire issued share capital of Fitzgerald, as set out in Schedule 1;

“Fundamental Warranties” means the representations, warranties and undertakings set out in Part 2 of Schedule 3;

“Funding Confirmation Letter” means the letter from the Parent to PLC Seller dated 21 March 2023.

 “General Warranties” means the representations, warranties and undertakings set out in Part 3 of Schedule 3;

“Group” mean the Company and Fitzgerald and all of their respective subsidiaries (if any) and “Group Company” means any one of them;

"Guaranteed Obligations" all present and future obligations, liabilities, undertakings, warranties, indemnities and covenants of, or given by, the Purchasers under any of the Transaction Documents, including (without limitation) all payment obligations and liabilities of any nature from time to time due, owing or incurred by the Purchasers under or in connection with any of the Transaction Documents, each a "Guaranteed Obligation".

“Guaranty of Lease” means that certain Guaranty of Lease dated 16 July, 2009 by the PLC Seller for the benefit of the Landlord with respect to the Massachusetts Lease;

“Indebtedness” means the aggregate amount of all debts, monies, declared but unpaid dividends and financial obligations, financial liabilities, liabilities for or in respect of Tax and other liabilities whatsoever (including, without limitation, for break fees, principal, interest, related Tax liabilities, liabilities that arise on or as a consequence of Completion and other liabilities but excluding liabilities for or in respect of VAT, employment and payroll Taxes and social security contributions, as well as related interest and/or penalties) which at close of business on the Completion Date are due, owing and payable (and/or in the case of any liabilities for or in respect of Tax, accrued) to any bank or other financial institution or any third party (including the Seller Group and/or any Tax Authority) by any Group Company either alone or jointly with any person on any account, whether current or otherwise, and in whatever currency denominated, provided however, that Indebtedness shall be calculated in accordance with the Completion Account Accounting Standards;

“Index” means the index of the Data Room as at 1:00pm on 19 April 2023, in the agreed form as appended to the Disclosure Letter;

“Intellectual Property” means any and all intellectual property rights and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including all rights and interests pertaining to or deriving from: (i) patents (including all reissues, divisionals, continuations, continuations-in-part, re-examinations, supplemental examinations, inter partes reviews, post-grant oppositions, substitutions and extensions thereof), patent applications, invention disclosures and discoveries (whether or not patentable or reduced to practice); (ii) trademarks, trade names, trade dress, corporate names, company names, business names, fictitious business names, trade styles, service marks, logos, social media handles and other source or business identifiers, and any applications thereof, including any and all goodwill associated therewith; (iii) copyrights, copyright applications and other copyrightable works, including any derivative works and moral rights associated therewith; (iv) internet domain names, including top level domain names and global top level domain names; (v) software, data, databases and documentation thereof; and (vi) trade secrets, Know-how and other proprietary or confidential information, whether or not reduced to writing or any other tangible form;

“Know-How” means non-trivial industrial, financial and other commercial information and techniques belonging to the Group that it is not, as a body or in the precise configuration and assembly of its components, generally known among or readily accessible to persons within the circles that normally deal with the kind of information (including, to the extent applicable, information relating to the products or services, processes and operations of the Group, its customer and supplier lists, price lists, recipes, contractual arrangements, market opportunities, plans and intentions, developments, data, results, inventions (whether patentable or not and whether or not reduced to practice), know-how, show-how, trade secrets, forecasts, analyses, evaluations, research methodologies, technical or business information, personnel information and other matters concerning the business, trading or financial or other affairs of, or relating to, the Group or other persons having dealings with it and further including any kind of technical information, knowledge, and skills which are related to production, organization of production, manufacturing, assembly, mixing, stocking, packaging, quality testing and assurance, assistance, placing into operation, accomplishing, technical networks, use or service of Group products and which have not been disclosed to the public, whether such information, knowledge or skills is oral, in writing, electronic or in other form, whether tangible or otherwise or marked in writing as “confidential”, and all and any information, knowledge or skills which has been or may be derived or obtained from any such information, knowledge or skills), and includes, without limitation, all instruction manuals, formulae, specifications, test results, process and product descriptions, market forecasts, and customer and supplier particulars;

“Leased Real Property” means the 4,806 square foot premises known as Suite 1A North of 30 Sudbury Road, Acton, Massachusetts, which is leased to Fitzgerald pursuant to the Massachusetts Lease, together with all structures, facilities, fixtures, systems, improvements and items of property previously or hereafter located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing;

“Long Stop Date” means 30 May 2023 or such later date as agreed between the Parties;

“Management Accounts” means the Data Pack;

“Management Accounts Date” means 28 February 2023;

“Mapping Schedule” means the illustrative schedule of balance sheet mappings undertaken as at December 2022, set out in Schedule 10;

“Massachusetts Lease” means that certain Commercial Lease dated August 3, 2009 between Renfroe Family, LLC (aka 30 Sudbury Road Realty Trust) (“Landlord”) and Fitzgerald, as amended by that certain extension letter dated November 12, 2013, as further amended by that certain extension letter dated May 14, 2018, and guarantied pursuant to the Guaranty of Lease;

"NASDAQ" means the NASDAQ Global Select Market;

“Net Cash / Debt” means the sum of the net cash or debt of the each Group Company calculated in accordance with the Completion Account Accounting Standards and comprising of (i) the sum of all cash (and the market value of any cash equivalents) held by each Group Company less (ii) the sum of the Indebtedness of each Group Company, as at close of business on the Completion Date;

“Ordinary Shares” mean the A Ordinary Shares and the B Ordinary Shares and “Ordinary Share” means any one of them;

“Pension Schemes” means all existing pension schemes of or operated by or in relation to the Group Companies, full particulars of which are set out in the Disclosure Letter;

“Perceptive Irish Security” means the debenture dated 27 January 2022, between (1) Perceptive Credit Holdings III, LP, as security agent, and (2) the companies listed in Schedule 1 therein;

"Perceptive US Security" means:

(i)	the Security Agreement, dated as of January 27, 2022, by and among, (1) the Borrowers under the Credit Agreement and (2) Perceptive Credit Holdings III, LP;

(ii)	the Patent and Trademark Security Agreement, dated as of January 27, 2022, by and among (1) the Borrowers under the Credit Agreement and (2) Perceptive Credit Holdings III, LP;

(iii)	the Pledge and Security Agreement, dated as of January 27, 2022, by and among (1) the Company, (2) the PLC Seller and (3) Perceptive Credit Holdings III, LP;

(iv)	the Limited Access Services Agreement, dated February 18, 2022, by and among (1) the Company, (2) Perceptive Credit Holdings III, LP and (3) Santander Bank, N.A.; and

(v)	the Deposit Account Control Agreement, dated March 29, 2022, by and among (1) Keybank National Association, (2) Fitzgerald and (3) Perceptive Credit Holdings III, LP.

“Person” shall mean any natural person, corporation, limited liability company, general or limited partnership, trust, unincorporated organization, government agency or department, joint venture or any other person or entity doing business.

“Pre-completion Estimated Net Cash / Debt Adjustment” means for the purposes of clause 3.7 the Estimated Net Cash / Debt will be deemed to be a “positive” number where the sum of all cash (and the market value of any cash equivalents) held by the Group exceeds the sum of the Indebtedness of the Group and will be deemed to be a “negative” number where the sum of all cash (and the market value of any cash equivalents) held by the Group is less than the sum of the Indebtedness of the Company;

“Pre-completion Working Capital Adjustment” means for the purposes of clause 3.7, the Estimated Working Capital will be deemed to be a “positive” number where the Estimated Working Capital is greater than the Target Working Capital and will be deemed to be a “negative” number where the Estimated Working Capital is less than the Target Working Capital;

“Prior Companies Acts” means the Companies Acts 1963 to 2013 and all orders, statutory instruments and regulations made under any of them and intended to be construed as one with any of the Companies Acts 1963 to 2013;

“Properties” means the properties of the Group, particulars of which are set out in Schedule 6;

“Purchasers Group” means the Purchasers and any subsidiary, any holding company, or any subsidiary of any holding company of the Purchasers including, after Completion, the Company;

“Purchasers Deal Team” means [****] and each director of the Purchasers;

“Purchasers’ Solicitors” means Gibson, Dunn and Crutcher UK LLP;

“Pre-Completion Statement” means a statement delivered by the Sellers to the Purchasers, in accordance with clause 3.5, prepared in accordance with the Completion Account Accounting Standards and setting out the Sellers good faith estimate of the following as at the close of business on the Completion Date:

(i)	the Estimated Net Cash / Debt; and

(ii)	the Estimated Working Capital.

 “Sale Shares” means the Benen Shares and the Fitzgerald Shares (as applicable);

“Sanctioned Party” shall mean (i) any Person included on one or more of the Sanctioned Party Lists; or (ii) any Person owned or controlled by, or acting on behalf of, a Person on one or more of the Sanctioned Party Lists.

“Sanctioned Party Lists” shall mean (i) the list of sanctioned entities maintained by the United Nations; (ii) the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List and the Sectoral Sanctions Identifications List, all administered by the U.S. Department of the Treasury, Office of Foreign Assets Control; (iii) the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce; (iv) the EU Consolidated Financial Sanctions List, as implemented by the EU Common Foreign & Security Policy; (v) the UK Office of Financial Sanctions Implementation (OFSI) Consolidated List of Financial Sanctions Targets administered by OFSI; (vi) the UK Sanctions List administered by the UK Foreign, Commonwealth and Development Office; and (vii) similar lists of sanctioned parties maintained by other governmental authorities with regulatory authority over the Group Companies, and their respective operations from time to time.

“Sanctions” means those applicable trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (i) the United States (including without limitation the Department of the Treasury, Office of Foreign Assets Control and the US Department of State); (ii) the European Union and its member states (including but not limited to Council Regulation (EU) 269/2014 of 17 March 2014 concerning restrictive measures in respect of actions undermining or threatening the territorial integrity, sovereignty and independence of Ukraine as amended); (iii) the United Nations; (iv) the United Kingdom (including His Majesty’s Treasury and His Majesty’s Revenue and Customs); (v) Hong Kong (including the Hong Kong Monetary Authority) or (v) other similar governmental authorities with regulatory authority over the Group Companies, and their respective operations from time to time;

"SEC" means the United States Securities and Exchange Commission;

“Seller Group” means the Sellers and their subsidiaries;

“Sellers’ Solicitors” means Matheson LLP, 70 Sir John Rogerson’s Quay, Dublin 2, Ireland;

“Shares” means the Ordinary Shares together with any other class of share in the capital of the Company from time to time;

"Specified Employee" means the person set out in Part 1 of Schedule 12;

“Surviving Provisions” means clause 1, clause 6, clauses 8.7 to 8.11, clause 11, clause 12, clause 13.12 to clause 13.15, clause 13.18, and clause 13.21 to clause 13.27;

“Target Working Capital” means $1,994,635.77;

“Tax” or “Taxation” has the meaning given to it in the Tax Deed;

“Tax Authority” has the meaning given to it in the Tax Deed;

“Tax Claim” means any claim for breach of Tax Warranty and / or any claim under or for breach of the Tax Deed;

 “Tax Deed” means the tax deed to be entered into on Completion, in accordance with the terms of this Agreement, between the Sellers and the Purchasers in the form set out in Schedule 7;

“Tax Warranties” means the representations, warranties and undertakings set out in Part 4 of Schedule 3;

“TCA” means the Taxes Consolidation Act 1997, as amended;

“Territory” means any jurisdiction in which the Group currently conducts the Business or to which it makes any sales, or where the Purchasers and their Affiliates currently conduct business;

“Treasury Regulations” means the regulations promulgated under the Code;

“Transaction Documents” means this Agreement and the Tax Deed, together with any other document or agreement to be entered into pursuant to such agreements and “Transaction Document” means any one of them;

"Trinity Biotech PLC Account" means the bank account set out in Part 1 of Schedule 13;

"Trinity Biotech Inc. Account" means the bank account set out in Part 2 of Schedule 13;

“TSA” means the transitional services agreement in the agreed form between the PLC Seller and the Company;

"UK Employee" means the person set out in Part 2 of Schedule 12;

“Warranties” means the Fundamental Warranties, the General Warranties and the Tax Warranties;

“Warranty Claim” means a claim against the Sellers for breach of any of the Warranties; and

“Working Capital” means the sum of the stock (net of stock provision) and trade debtors (net of bad debt provision) and any prepayment less the sum of trade creditors and accruals of the Group and less all liabilities for or in respect of VAT, employment and payroll Taxes and social security contributions (including, in each case, any interest and/or penalties in respect thereof).

Interpretation Generally

1.2	In this Agreement, unless the context otherwise requires or unless otherwise specified:

1.2.1	any reference to any statute or statutory provision shall include:

(i)	any statute or statutory provision which:

(a)	amends, extends, applies, consolidates, re-enacts or replaces any such statute or statutory provisions (whether before, on or after the date of this Agreement); or

(b)	has been amended, extended, consolidated, re-enacted or replaced (whether before, on or after, the date of this Agreement) by any statute or statutory provision; and

(ii)	any orders, regulations, instruments or other subordinate legislation made under the relevant statue (together the “Subordinate Legislation”),

except, in each case, to the extent that any such amendment, extension, application, consolidation, re-enactment or replacement or any Subordinate Legislation is made or comes into effect after the date of this Agreement and would create or increase a liability or obligation on any Party;

1.2.2	any reference to income, profit or gain arising or accruing includes any income, profit or gain which is deemed to arise or accrue for any Tax purpose;

1.2.3	any reference to a payment being made "on an after-Tax basis" shall be construed as being made in accordance with the provisions of clause 8.8

1.2.4	words denoting any gender include all genders and words denoting the singular include the plural and vice versa;

1.2.5	all references to recitals, sections, clauses, paragraphs and schedules are to recitals in, sections, clauses, paragraphs of and schedules to this Agreement unless the contrary is stated;

1.2.6	headings are for convenience only and shall not affect the interpretation of this Agreement;

1.2.7
words such as “hereunder”, “hereto”, “hereof” and “herein” and other words commencing with “here” shall unless the context clearly indicates to the contrary refer to the whole of this Agreement and not to any particular section, clause or paragraph hereof;

1.2.8
in construing this Agreement general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words and any reference to the word “include” or “including” is to be construed without limitation;

1.2.9
any reference to “the Agreement”, “this Agreement” or any other document or to any specified provision of this Agreement or any other document is a reference to this Agreement, that document or that provision as in force for the time being and as amended from time to time in accordance with the terms of this Agreement or that document;

1.2.10
any reference to a “person” shall be construed as a reference to any individual, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) of two or more of the foregoing;

1.2.11
any reference to a “company” shall be construed as a reference to any company, corporation, limited partnership, fund, collective asset management vehicle or other body corporate, wherever and however incorporated or established;

1.2.12	any reference to the Group shall be construed as (i) a reference to all companies within the Group collectively and (ii) a reference to each Group Company individually;

1.2.13
any reference to “writing” or any similar expression includes transmission by email or other comparable means of electronic communication, provided however, that where any notice is served under this Agreement by email, or other comparable means of electronic communication, it must clearly and unambiguously state in such communication that such commination constitutes a notice for the purpose of this Agreement;

1.2.14
each of the Parties consents to the use of DocuSign or such other method of advanced electronic signature (as such term is defined in Regulation (EU) No 910/2014) for the execution of any Transaction Document which is to be executed under hand;

1.2.15
any reference to a breach of any of the Warranties shall be construed as including reference to any matter not being in all respects as represented by the Warranties and to any of the Warranties being inaccurate or untrue or misleading in any respect;

1.2.16
unless the context otherwise requires the words, “subsidiary”, “holding company” and “financial year” shall have the same meanings in this Agreement as their respective definitions in the Companies Act;

1.2.17
notwithstanding any provision of this Agreement, any liability for or in respect of Tax, and any Tax asset, taken into account in the Completion Accounts in respect of: (a) US (federal, state and local) Tax shall be determined at the end of the Completion Date; and (b) other Tax shall be determined as at Completion (and not at close of business on the Completion Date or any other time provided for in this Agreement), provided that the provision for Working Capital shall, notwithstanding the foregoing, include any employment and payroll Taxes and social security contributions (and any related interest and/or penalties) required to be withheld and/or accounted for by a Group Company to a Tax Authority in connection with the bonus of [****] paid on, or to be paid following, Completion, to the Specified Employee pursuant to an agreement reached with the Specified Employee and the Sellers and/or Fitzgerald prior to Completion (to the extent not withheld from such bonus payment without liability to pay any additional amount in respect thereof);

1.2.18	any reference to Ireland does not include Northern Ireland;

1.2.19	any reference to:

(i)	a time of day is to the time in Ireland;

(ii)	a day or a Business Day is to a period of 24 hours running from midnight to midnight; and

(iii)	a “month” shall mean a calendar month.

1.2.20
where any conversion between Euro and another currency is required to be made under the provisions of this agreement (a “Conversion Calculation”), the conversion rate to be used for the purpose of the Conversion Calculation shall be the mean of the Euro exchange rate for such currency for each of the 20 Business Days immediately prior to the date on which the Conversion Calculation is made as calculated by the exchange rate office of the Central Bank of Ireland, provided that any Conversion Calculation shall be made no later than five (5) Business Days prior to the date a relevant payment shall be made, and provided further that nothing in this Agreement shall be construed as preventing the Sellers from discharging any liabilities for or in respect of Tax in Euro if and to the extent that the liabilities in question fall to be settled in Euro;

1.2.21
any reference to a document being in the agreed form means, in relation to a document unless the context requires otherwise, in a form agreed by the Parties prior to the date of this Agreement, in each case, with such amendments as may be agreed in writing by the Parties;

1.2.22
notwithstanding any other provision of this agreement (other than, and subject always to, 1.2.19), where the definitions of the terms "Indebtedness" or "Working Capital" conflict with the treatment of any balance in the Mapping Schedule, the treatment of a balance in the Mapping Schedule shall prevail for the purposes of determining whether any amount is to constitute Indebtedness or Working Capital; and

1.2.23	“$”, “US$” or “US Dollars” are references to the lawful currency from time to time of the United States of America.

Non-Application of Contra Proferentem

1.3
The Parties have participated jointly in the negotiating and drafting of this Agreement. In the event that an ambiguity or question of intent or interpretation arises this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any of the provisions of this Agreement.

Schedules

1.4
The contents of the schedules form an integral part of this Agreement and shall have as full effect as if they were incorporated in the body of this Agreement and the expressions “this Agreement” and “the Agreement” as used in any of the schedules shall mean this Agreement and any reference to “this Agreement” shall be deemed to include the schedules.

Warranties

1.5	Unless the context otherwise requires or unless otherwise specified, for the purpose of construction of the Warranties:

1.5.1
insofar as the Group carries on any part of its business or is subject to Tax outside Ireland or any Group Company is incorporated outside Ireland, the references to any statutory provision enacted or accounting principles applying in Ireland shall be deemed to include references to any corresponding or equivalent provision in the local legislation in force or generally accepted accounting principles applying where the Group so carries on business or is so subject to Tax or the Group Company is incorporated and the references to any governmental or administrative authority or agency shall include references to the equivalent local government or administrative authority or agency;

1.5.2
any reference in this Agreement to a specific section, part or chapter of the Companies Act shall also be deemed to be a reference to the equivalent or comparable section, part or chapter within the Prior Companies Acts which, upon enactment of the Companies Act, that Companies Act provision replaced;

1.5.3
any reference to an Irish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Ireland, be deemed to include or reference to that which most nearly approximates to the Irish legal term in that jurisdiction; and

1.5.4
any statement, warranty or undertaking in this Agreement or the Disclosure Letter which is qualified by the expression “to the best of the knowledge, information and belief of the Sellers” or “so far as the Sellers are aware” or any similar expression shall be deemed to include a warranty given by the Sellers that such statement, warranty or undertaking has been made after due and careful enquiry (including of the Seller’s relevant professional advisors in relation to such statement, warranty or undertaking) and any information known or which after due and careful enquiry would have been known by the Company or any of its directors shall be deemed to be known by the Seller.

2	Sale and Purchase of the Shares

Agreement for Sale

2.1	On and subject to the terms and conditions of this Agreement:

2.1.1
the PLC Seller as beneficial owner, and the Benen Sellers, as legal owners, of the Company hereby agree to sell and transfer, and the Benen Purchaser, in reliance upon the Warranties, hereby agrees to purchase, the legal and beneficial interest in the Benen Shares constituting the entire share capital of the Company; and

2.1.2
the Fitzgerald Seller as legal and beneficial owner of Fitzgerald, hereby agrees to sell and transfer, and the Fitzgerald Purchaser, in reliance upon the Warranties, hereby agrees to purchase, the legal and beneficial interest in the Fitzgerald Shares constituting the entire share capital of Fitzgerald, in each case, free from all Encumbrances and with the benefit of all rights of whatsoever nature attaching or accruing to the relevant Sale Shares, including all rights to any dividends and distributions declared, paid or made in respect of the relevant Sale Shares on or after the date of this Agreement.

Simultaneous Completion

2.2
The Purchasers shall not be obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously in accordance with the provisions of this Agreement.

Waiver of Pre-Emption Rights and termination of shareholder arrangements

2.3
The Sellers each hereby waive (and agree to procure the irrevocable waiver of) any and all pre-emption rights, rights of first refusal or other restrictions on transfer that may be triggered in relation to the sale of any of the Sale Shares to the Purchasers hereunder, whether arising under the constitution of any Group Company or otherwise.

2.4
The Sellers undertake to procure the termination of any shareholder agreements, trust arrangement or similar arrangements that the Company or any Group Company is a party to or that relate to the Company or any Group Company, in each case with effect from Completion.

Waiver of claims

2.5
Each Seller hereby confirms that, as at the Completion Date and save with respect to intercompany payables that arise in the ordinary course of business, it does not have a claim outstanding against any Group Company and / or their respective officers, agents, representatives or advisers and, to the extent to which any such claim does, or may, exist, each Seller hereby waives any claims against the relevant Group Company and / or their respective officers, agents, representatives or advisers, save where such claim arises as a result of (i) any fraudulent act or omission or (ii) any wilful misconduct or wilful omission, committed by any Seller.

3	Consideration

3.1
The total consideration payable by the Purchasers for the purchase of Sale Shares shall be satisfied in accordance with clause 3.3 and clause 3.4 (subject to adjustment in accordance with clause 3.5 to 3.9 and clause 7).

Claim by Purchasers

3.2
The Consideration for the relevant Sale Shares shall, to the extent legally permissible, be reduced or shall be deemed, for Tax purposes, to have been reduced by the amount, if any, paid to the relevant Purchaser(s) under the Tax Deed, in respect of any Claim or in respect of any other claim for breach of the Agreement or the Tax Deed) by the relevant Seller (or, to the extent allowable for tax purposes, any Seller). For the avoidance of doubt, any deemed reduction of the relevant Consideration pursuant to this clause 3.2 shall not be taken into account in determining the maximum aggregate liability of the Sellers under paragraph 1 of Schedule 4. The Sellers shall be jointly and severally liable for any claims brought by the Purchasers pursuant to this Agreement.

Consideration

3.3
The consideration for the purchase of the Benen Shares shall be satisfied by the payment by or on behalf of the Benen Purchaser, to the Benen Sellers, of a sum equal to the amount that is US$29,400,000 less the Benen Intercompany Repayment Amount, subject to adjustment in accordance with clause 3.5 to clause 3.9 and further adjustment in accordance with clause 7 (the “Benen Consideration'').

3.4
The consideration for the purchase of the Fitzgerald Shares shall be satisfied by the payment by or on behalf of the Fitzgerald Purchaser, to the Fitzgerald Seller, of a sum equal to US$600,000, subject to adjustment in accordance with clause 3.5 to clause 3.9 and further adjustment in accordance with clause 7. (the “Fitzgerald Consideration”).

Pre-Completion Adjustment of the Consideration

3.5	At the date of this Agreement, the Sellers have delivered to the Purchasers the Pre-Completion Statement, a copy of which has been appended at Schedule 8 of this Agreement.

3.6
At any point prior to Completion, the Purchasers may serve written notice on the Sellers notifying it that it does not agree with the Sellers’ determination of the Estimated Net Cash / Debt and / or the Estimated Working Capital as set out in the Pre-Completion Statement, and the Parties agree to seek to resolve any such dispute in good faith. Where prior to Completion the Purchasers:

3.6.1
serve such notice on the Sellers and the Parties are unable to resolve the relevant dispute prior to Completion (i) the Estimated Working Capital shall be deemed to be the Target Working Capital and the Estimated Net Cash / Debt shall be deemed to be equal to zero and the relevant Consideration shall be adjusted as though the provisions of clause 3.7 applied thereto and the Purchasers shall pay the relevant Consideration (as adjusted) to the Sellers in accordance with clause 3.10 and (ii) for the purposes of clause 7 and the determination of any payments due thereunder, the Estimated Net Cash / Debt shall be deemed to be equal to zero and the Estimated Working Capital shall be deemed to be the Target Working Capital; or

3.6.2
do not serve notice on the Sellers disputing the Sellers’ determination of the Estimated Net Cash / Debt and / or the Estimated Working Capital, the relevant Consideration shall be adjusted in accordance with clause 3.7.

3.7
Where the Sellers have delivered the Pre-Completion Statement to the Purchasers in accordance with clause 3.5 and the Purchasers have not disputed the Sellers’ determination of the Estimated Net Cash / Debt and / or the Estimated Working Capital as set out in the Pre-Completion Statement in accordance with clause 3.6, the relevant Consideration shall be adjusted as follows:

3.7.1	where the Estimated Net Cash / Debt is a positive number the relevant Consideration shall be increased by a sum equal to the Estimated Net Cash / Debt; or

3.7.2	where the Estimated Net Cash / Debt is a negative number the relevant Consideration shall be decreased by a sum equal to the Estimated Net Cash / Debt; and

3.7.3
where the Pre-completion Working Capital Adjustment is a positive number the relevant Consideration shall be increased by a sum equal to amount to which the Estimated Working Capital exceeds the Target Working Capital; or

3.7.4
where the Pre-completion Working Capital Adjustment is a negative number the relevant Consideration shall be decreased by a sum equal to amount to which the Target Working Capital exceeds the Estimated Working Capital.

3.8	For the avoidance of doubt:

3.8.1
any adjustment or any decision not to make an adjustment to the relevant Consideration pursuant to clause 3.5 to clause 3.9 shall be without prejudice to any payments and / or adjustments which may be due in accordance with the provisions of clause 7; and

3.8.2	no item may be included in both the Estimated Net Cash / Debt and Estimated Working Capital.

3.9
With respect to any adjustments to the Consideration pursuant to clause 3.7, such adjustments shall be made between the Benen Consideration and the Fitzgerald Consideration in accordance with the worked example set out in Schedule 11. For the avoidance of doubt, any cash and / or Indebtedness due from the Company to Fitzgerald or from Fitzgerald to the Company shall be taken into account for the purposes of determining the adjustments to the Benen Consideration and the Fitzgerald Consideration in accordance with this clause 3.9, however, for the avoidance of doubt, shall not be taken into account for the purposes of any adjustment to the overall Consideration for the purposes of clause 3.7.

Payment of the Consideration

3.10
Subject to clause 3.11, and save as otherwise directed by the Sellers, any payments to be made by the Purchasers pursuant to this Agreement shall be paid by or on behalf of the relevant Purchaser to the Sellers’ Solicitors by way of electronic transfer of immediately available funds. Receipt of funds by the Sellers’ Solicitors or (i) with respect to the Benen Consideration, into the Trinity Biotech PLC Account or (ii) with respect to the Fitzgerald Consideration, into the Trinity Biotech Inc. Account or to such other Person as the Sellers may direct of any payment in respect of any payments to be made by the Purchasers pursuant to this Agreement shall be an absolute discharge to the Purchasers of their obligation to make such payments and the Purchasers shall have no further obligation or liability to the Sellers with respect of the distribution of the relevant portion of such payment to the Sellers and each Seller hereby irrevocably waives all rights it may have to make any such claim against the Purchasers in that regard.

3.11	In accordance with paragraph 2.1.1 and paragraph 2.2.1 of Schedule 2:

3.11.1	the Benen Consideration shall be paid into the Trinity Biotech PLC Account; and

3.11.2	the Fitzgerald Consideration shall be paid into the Trinity Biotech Inc. Account.

Repayment of the Benen Intercompany Repayment Amount

3.12
In accordance with paragraph 2.1.3 of Schedule 2, the Benen Intercompany Repayment Amount shall be paid into the Trinity Biotech PLC Account. The PLC Seller confirms (for itself in its capacity as, and/or on behalf of any other, creditor of the Benen Intercompany Repayment Amount, as the case may be) that receipt of such funds into the Trinity Biotech PLC Account or to such other Person as the creditors of the Benen Intercompany Repayment Amount may direct in respect of such payment of the Benen Intercompany Repayment Amount to be made by (or at the direction of) the Company pursuant to this Agreement shall be an absolute discharge to the Company of its obligation to make such payment and the Company shall have no further obligation or liability to the creditors of the Benen Intercompany Repayment Amount with respect of the distribution of the relevant portion of such payment to the aforementioned creditors and the PLC Seller (for itself in its capacity as, and/or on behalf of any other, creditor of the Benen Intercompany Repayment Amount, as the case may be) hereby irrevocably waives all rights it may have to make any such claim against the Company in that regard.

Parent Guarantee

3.13
The Parent guarantees to the Sellers the due and punctual performance, observance and discharge by each of the Purchasers of the Guaranteed Obligations when they become performable or due in accordance with the terms of the relevant Transaction Document.

3.14
If the Purchasers default in the payment when due of any amount that is a Guaranteed Obligation the Parent shall, immediately on demand by the Sellers, pay that amount to the Sellers in the manner prescribed by the relevant Transaction Document as if it were the Purchasers.

3.15
The Parent shall indemnify and keep indemnified the PLC Seller in full and on demand from and against all and any direct losses, costs, claims, liabilities, damages, demands and expenses suffered or incurred by the Seller arising out of, or in connection with the Guaranty of Lease.

3.16
The Parent hereby undertakes to use all commercially reasonable efforts to procure the termination or assumption by Parent (or an Affiliate of the Parent) satisfactory to Landlord of the PLC Seller’s obligations under the Guaranty of Lease as soon as possible following Completion.

3.17
The PLC Seller hereby undertakes to use all commercially reasonable efforts to promptly assist the Parent (and any relevant Affiliate of the Parent) with an assumption by the Parent (or an Affiliate of the Parent) of the obligations of the PLC Seller under the Guaranty of Lease.

4	Conditions

Signing Actions

4.1	On or before the date of this Agreement:

4.1.1	the Purchasers shall deliver to the Seller:

(i)	this Agreement duly executed by the Purchasers;

(ii)	the Disclosure Letter duly executed by the Purchasers; and

4.1.2	the Sellers shall deliver to the Purchasers:

(i)	this Agreement duly executed by the Sellers;

(ii)	the Disclosure Letter duly executed by the Sellers, together with the Index; and

(iii)
(to the extent not delivered prior to the date of this Agreement) a copy of the resolutions of the board of directors of each Seller authorising the execution of and the performance by that Seller of its obligations under this Agreement and of each of the other documents to be executed by that Seller pursuant to this Agreement.

4.2
The Sellers shall procure that four USBs provided by Intralinks each containing the contents of the Data Room as at 1:00pm  on 19 April 2023 and a customary Data Room Index confirmation letter as to the contents thereof from Intralinks addressed to the Purchasers are delivered to the Purchasers’ Solicitors addressed to Wim De Vlieger as soon as reasonably practicable after the date of this Agreement.

4.3
Notwithstanding any other provision of this Agreement, the obligations of the Purchasers hereunder and Completion are conditional on the following conditions having been fulfilled and complied with on, or prior to, the Completion Date to the satisfaction of the Purchasers in their absolute discretion:

4.3.1
the granting by any third party who provides Facilities to any Group Company of all consents, clearances or releases which may be necessary in relation to the transaction contemplated herein, on terms acceptable to the Purchasers (acting reasonably);

4.3.2
the provision of evidence that all obligations owing by any Group Company to Perceptive Credit Holdings III, LP have been satisfied in full in respect of the Perceptive Irish Security as registered in the Companies Registration Office on 4 February 2022 and delivery by or on behalf of the Sellers of a copy Irish law governed deed of release (including, for the avoidance of doubt, the release of the security over the Benen Shares) in a form satisfactory to the Purchasers (acting reasonably) together with a copy of the associated Form C6 required to be filed in the Companies Registration Office and any share charge deliverables in respect of the Company provided to Perceptive Credit Holdings III, LP which are required to be returned to the Company, within 5 Business Days of the release of the Perceptive Irish Security;

4.3.3
delivery by or on behalf of the Sellers of a copy of a New York law governed partial release agreement in relation to the Perceptive US Security in a form satisfactory to the Purchasers (acting reasonably) together with a copy of any associated forms to be filed with the relevant state filing offices;

4.3.4
no material breach by any of the Sellers of any of the terms of this Agreement or any of the Warranties having occurred or no matter having arisen which might with the giving of notice or the lapse of time be a material breach of any of the Warranties;

4.3.5	no material damage by fire or other hazard having occurred to any assets of any Group Company;

4.3.6
no legal proceedings, action, suit, enquiry or investigation seeking to restrain, prohibit or otherwise impede the consummation of the transactions contemplated by this Agreement in accordance with its terms or to obtain damages or compensation with respect thereto, having been instituted or threatened;

4.3.7	the goodwill of the Group having been maintained and the business of the Group having been carried on in the ordinary and usual course and in a proper and efficient manner;

4.3.8
all resolutions, declarations and other documents, acts or things which are required to have been passed, made, filed in any appropriate registry, executed or done to enable Completion to take place having been passed, made, filed, executed and done as aforesaid; and

4.3.9
all such other consents, sanctions, approvals, clearances, licences or releases having been obtained which are necessary in connection with the sale and purchase of the Sale Shares or for the carrying on of the business of the Group after Completion (other than, for the avoidance of doubt, payment of any stamp duty and registration of legal title to the Sale Shares in the name of the Purchasers) and all such consents, sanctions, approvals, clearances, licences or releases remaining in full force and effect,

 (together the “Conditions” and each individually a “Condition”).

Waiver of Compliance

4.4
The Purchasers may at their option in writing and on such terms and subject to such conditions as the Purchasers deem appropriate waive compliance in whole or in part with any of the Conditions specified in clause 4.3 and / or any of the Sellers’ obligations pursuant to clause 5.2, in each case, without prejudice to its rights to call for strict compliance with any other condition specified in clause 4.3 or any other obligation specified in clause 5.2 and without prejudice to any rights or remedies it may have in respect of non-compliance with or non-fulfilment of any such Conditions and / or obligations.

All Reasonable Commercial Endeavours

4.5
The Sellers shall use all reasonable commercial endeavours to procure that all of the Conditions specified in clause 4.3 are fulfilled as soon as reasonably practicable and in any event prior to the Long Stop Date.

5	Completion

Completion Arrangements

5.1
Subject to the provisions of clause 3.10, Completion shall take place following the satisfaction (or waiver) of the Conditions (that can by their nature be delivered or achieved prior to Completion) on 27 April 2023 or on such other date as the Purchasers and the Sellers may agree between themselves.

5.2	On Completion each of the Purchasers and the Sellers shall comply with their respective obligations set out in paragraph 1 and paragraph 2 of Schedule 2.

Payment of the Consideration

5.3
On Completion, the Benen Purchaser shall pay (or procure the payment, on its behalf, of) the Benen Consideration to the Benen Sellers and the Fitzgerald Purchaser shall pay (or procure the payment, on its behalf, of) the Fitzgerald Consideration to the Fitzgerald Sellers, in each case, in accordance with the provisions of clause 3.10 and Schedule 2, paragraph 2.1.

Seller to Act as Purchasers' Nominees

5.4
Following Completion but prior to the registration of the transfer of the Benen Shares from the Sellers to the Purchasers, the Sellers shall co-operate in any reasonable manner required by the Purchasers for the convening and conduct of general meetings of the Company, shall execute on a timely basis all proxy forms, appointment of representatives, documents of consent to short notice and such like that the Purchasers may require, and shall generally act in all respects as the nominees and at the direction of the Purchasers in respect of the Sale Shares and all attached rights and interests.

5.5
For the purpose of complying with the obligations outlined in clause 5.4, the Benen Sellers, for a period of 45 days commencing on the Completion Date, hereby irrevocably appoint the Purchasers to be their true and lawful attorneys with full power and authority in their name and on their behalf to do, sign or execute all acts, things, documents or deeds as may reasonably be necessary or desirable in connection with complying with the Benen Sellers’ obligations pursuant to clause 5.4. Furthermore, the Benen Sellers each hereby undertake to the Purchasers to ratify and confirm any act, deed or document whatsoever that the Purchasers shall do or execute or lawfully cause to be done or executed by virtue of the power of attorney granted pursuant to this clause 5.5 and to indemnify the Purchasers against any and all costs and expenses reasonably and properly incurred and documented by the Purchasers under such power of attorney. The authority of the Purchasers under the power of attorney granted pursuant to this clause 5.5 shall be irrevocable.

Delivery of Records

5.6
As soon as possible after Completion, the Sellers shall send to the Purchasers (at the relevant addresses notified by the Purchasers in writing) all records, correspondence, documents, files, memoranda and other papers relating to the Group which are not kept at the Leased Real Property and which are not required to be delivered at Completion.

Effect of Completion on Claims

5.7
For the avoidance of doubt, the rights and remedies of the Purchasers in respect of any Claim shall not be affected by Completion or any termination of (or the Purchasers not exercising their right to terminate) this Agreement.

Interim Provisions

5.8
Each Seller hereby covenants with and undertakes to the Purchasers that they will procure that between the date of this Agreement and Completion, the Company and any Group Company shall not, without the prior written consent of the Purchasers, carry out any of actions set out in Schedule 5.

6	Rescission

Right of Rescission

6.1
If in any respect the Conditions set out in clause 4.3 and / or the Seller’s obligations pursuant to clause 5.2 are not fulfilled or complied with and / or waived in accordance with clause 4.4, in full, on or prior to the Long Stop Date, the Purchasers may:

6.1.1
defer Completion to a date selected by the Purchasers being not more than 28 (twenty eight) days after the Long Stop Date (and so that the provisions of this clause 6 shall apply to Completion so deferred);

6.1.2	proceed to Completion so far as practicable (without prejudice to its rights hereunder); or

6.1.3	rescind this Agreement by notice in writing to the Sellers without prejudice to any other rights or remedies which it may have.

Right of Rescission Without Prejudice

6.2
Any right of rescission conferred upon the Purchasers under this Agreement shall be in addition to and without prejudice to all other rights and remedies available to the Purchasers and no exercise or failure to exercise such right shall constitute a waiver by the Purchasers of any such right or remedy.

Effects of Recession

6.3	In the event of any recession of this Agreement pursuant to clause 6.1.3 or any other provision of this Agreement:

(i)	any rights or obligations accrued by any Party up to the time of termination will not be affected by the termination; and

(ii)	the Surviving Provisions will continue to apply.

7	Completion Accounts

Preparation of Completion Accounts

7.1
Within 60 (sixty) Business Days of the Completion Date, the Sellers shall cause there to be prepared the draft Completion Accounts, such accounts to be prepared in accordance with this clause 7. The draft Completion Accounts shall consist of:

7.1.1	the balance sheet of the Group as at the close of business on the Completion Date; and

7.1.2	the profit and loss account of the Group in respect of the period commencing on the Accounts Date and ending on the Completion Date.

7.2
The draft Completion Accounts shall be prepared in accordance with the Completion Account Accounting Standards with an accounting reference period expiring on the Completion Date by combining the results of operations, and assets and liabilities, of the Group, using the principles underlying the consolidation procedures in IFRS 10 Consolidated Financial Statements ("IFRS 10"), but does not comply (solely as a result of, and to such extent as is necessary to reflect, the fact that Fitzgerald is not a subsidiary of the Company) with the requirements of IFRS 10.

7.3	There shall be attached to the draft Completion Accounts a statement of each of:

(i)           the Net Cash / Debt as at the close of business on the Completion Date (the “Net Cash Statement”); and

(ii)	the Working Capital as at the close of business on the Completion Date (the “Working Capital Statement”),

the Net Cash Statement and the Working Capital Statement (together the “Statements”) shall form part of the Completion Accounts for the purpose of this clause 7. For the avoidance of doubt, no item may be included in both the Net Cash Statement and the Working Capital Statement.

7.4	The Sellers shall deliver a copy of the draft Completion Accounts to the Purchasers promptly after they are prepared and in any event within 60 (sixty) Business Days of the Completion Date.

Review of Completion Accounts

7.5
As soon as reasonably practicable after receipt of the draft Completion Accounts, the Purchasers shall review the draft Completion Accounts and the Statements attached thereto. To the extent necessary, the Sellers shall provide reasonable access to the Purchasers and their advisers to the working papers used by the Sellers and their advisers in the preparation of the draft Completion Accounts and the Statements attached thereto and shall give reasonable access to the Sellers’ advisers so as to enable the Purchasers and their advisers to query or seek clarification on any issue, in particular in relation to understanding the constituent parts of the Statements.

7.6
The Purchasers shall within 30 (thirty) Business Days of receipt of the draft Completion Accounts issue a report stating whether or not the Purchasers agrees with the draft Completion Accounts and the Statements attached thereto.

7.7
If the Purchasers report within 30 (thirty) Business Days of receipt of the draft Completion Accounts that they agree with the draft Completion Accounts and the Statements attached thereto referred to in clause 7.5 then the draft Completion Accounts shall constitute the Completion Accounts for the purposes of this Agreement, and the date of the Purchasers report shall be deemed to be the Completion Accounts Date for the purpose of this Agreement. If the Purchasers report that they disagrees with any matters contained in the draft Completion Accounts and the Statements attached thereto, then the provisions of clause 7.8 shall apply. If the Purchasers fails to report within the said period of 30 (thirty) Business Days, as to whether the Purchasers agree or disagree with the draft Completion Accounts referred to in clause 7.5, the Purchasers shall be deemed to have agreed with the draft Completion Accounts and the Statements attached thereto, the draft Completion Accounts shall constitute the Completion Accounts for the purposes of this Agreement, and the date of expiry of such 30 (thirty) Business Day period shall be deemed to be the Completion Accounts Date.

Disputes in Relation to Completion Accounts

7.8
If any dispute arises between the Purchasers and the Sellers as to any matter to be included, the allocation of any item to one Group Company rather than the other Group Company, or the quantum of any item included, in the draft Completion Accounts and the Statements attached thereto, (before the Completion Accounts are finalised) then the Sellers or the Purchasers may give notice to the other Party that a dispute exists (a “Dispute Notice”). A Dispute Notice must:

(i)	identify and explain in detail the item(s) of dispute (including the potential impact of same) (the “Disputed Matter”); and

(ii)	be accompanied by suitable supporting evidence in respect of the Disputed Matter.

7.9
If the Purchasers and the Sellers resolve the Disputed Matter within 10 (ten) Business Days of the date of the Dispute Notice, then the draft Completion Accounts and the Statements attached thereto (amended as agreed) shall constitute the Completion Accounts and the date on which the Disputed Matter is resolved shall be deemed to be the Completion Accounts Date.

7.10
If the Purchasers and the Sellers have not resolved the Disputed Matter within 10 (ten) Business Days of the date of receipt of the Dispute Notice by the other Party, the following provisions shall apply:

7.10.1
The Sellers or the Purchasers may refer the Disputed Matter to an independent firm of chartered accountants of international repute mutually agreeable to the Purchasers and the Seller, or, if the Purchasers and the Sellers cannot agree on such appointment within 5 (five) Business Days, an independent firm of chartered accountants of international repute nominated by the President for the time being of the Institute of Chartered Accountants in Ireland on the application by the Purchasers or the Sellers (the “Expert”), with a request that the Expert make a decision (and provide a written report of its findings) on the Disputed Matter within 30 (thirty) Business Days of receiving the reference. In any reference, the Expert shall act as an expert and not as an arbitrator.

7.10.2
The decision of the Expert shall, in the absence of manifest error, be final and binding on all Parties and the draft Completion Accounts and the Statements attached thereto as amended in accordance with the Expert’s decision shall constitute the Completion Accounts. The date of the Expert’s decision shall be the Completion Accounts Date for the purposes of this Agreement.

7.10.3
The Purchasers and the Sellers shall give all reasonable assistance to the Expert (including providing the Expert with reasonable access to relevant records and personnel) to enable the Expert to resolve the dispute.

7.10.4	The fees, costs and expenses of the Expert shall be borne by whichever of the Sellers or the Purchasers are determined by the Expert having regard to all the circumstances of the dispute.

Payments Following Determination of Actual Net Cash / Debt and Actual Working Capital

7.11
The following provisions apply in respect of any payments to be made following the determination of the Actual Net Cash / Debt and Actual Working Capital in the Completion Accounts and the Statements attached thereto pursuant to this clause 7:

7.11.1	If the Completion Accounts show that the Actual Net Cash / Debt:

(i)
exceeds the Estimated Net Cash / Debt, the relevant Purchaser(s) shall pay to the relevant Seller(s), by way of adjustment to the relevant Consideration, an amount equal to $1 for every $1 of the excess of the Actual Net Cash / Debt over the Estimated Net Cash / Debt; or

(ii)
is less than the Estimated Net Cash / Debt, the relevant Seller(s) shall pay to the relevant Purchaser(s), by way of adjustment to the relevant Consideration, an amount equal to $1 for every $1 of the shortfall of the Actual Net Cash / Debt having regard to the Estimated Net Cash / Debt; and

7.11.2	If the Completion Accounts show that the Actual Working Capital:

(i)

(a)	exceeds the Estimated Working Capital, or

(b)	where no adjustment was made to the Consideration pursuant to clause 3.7, exceeds the Target Working Capital,

the relevant Purchaser(s) shall pay to the relevant Seller(s), by way of adjustment to the relevant Consideration, an amount equal to $1 for every $1 of the excess of the Actual Working Capital having regard to the Estimated Working Capital or the Target Working Capital, as applicable; or

(ii)

(a)	is less than the Estimated Working Capital, or

(b)	where no adjustment was made to the Consideration pursuant to clause 3.7, is less than the Target Working Capital,

the relevant Seller(s) shall pay to the relevant Purchaser(s), by way of adjustment to the relevant Consideration, an amount equal to $1 for every $1 of the shortfall of the Actual Working Capital having regard to the Estimated Working Capital or the Target Working Capital, as applicable.

7.12
Where the aggregate amount of the sums calculated as being payable pursuant to clauses 7.11.1 and 7.11.2 result in an amount being payable by any of the Sellers to any of the Purchasers, then the relevant Seller shall pay such amount to the relevant Purchaser within 5 (five) Business Days of the Completion Accounts Date, and the relevant Consideration shall be decreased accordingly. The relevant Seller shall pay any amount due in accordance with this clause 7.12 by way of electronic transfer of immediately available funds into an account nominated by the Purchasers in writing, or in such other manner as may be agreed in writing between the Sellers and the Purchasers.

7.13
Where the aggregate amount of the sums calculated as being payable pursuant to clauses 7.11.1 and 7.11.2 result in an amount being payable by the Purchasers to the Sellers, then the relevant Purchaser shall pay such amount to the relevant Sellers in the manner specified in clause 3.9 within 5 (five) Business Days of the Completion Accounts Date, and the relevant Consideration shall be increased accordingly.

7.14
If the Sellers and / or the Purchasers (as the case may be) default(s) in the payment when due of any sum payable under this clause 7, the liability of the Sellers or the Purchasers (as the case may be) shall be increased to include interest on that sum from the date when such payment was due until the date of actual payment at the rate of 5% (five per cent) per annum. Such interest shall accrue from day to day.

7.15
With respect to any adjustments to the Consideration pursuant to clause 7.11, such adjustments shall be made between the Benen Consideration and the Fitzgerald Consideration in accordance with the worked example set out in Schedule 11. For the avoidance of doubt, any cash and / or Indebtedness due from the Company to Fitzgerald or from Fitzgerald to the Company shall be taken into account for the purposes of determining the adjustments to the Benen Consideration and the Fitzgerald Consideration in accordance with this clause 7.15, however, for the avoidance of doubt, shall not be taken into account for the purposes of any adjustment to the overall Consideration for the purposes of clause 7.11.

Completion Accounts and Claims

7.16
The finalisation of the Completion Accounts in accordance with this clause 7 shall be without prejudice to any claim which the Purchasers and / or the Group may have against the Sellers in respect of any breach of this Agreement and / or against the Sellers under this Agreement or the Tax Deed.

8	Sellers Warranties

Purchasers Reliance on Warranties

8.1	The Sellers acknowledges that the Purchasers are entering into this Agreement in reliance on, inter alia, the Warranties.

Warranties at Date of Agreement

8.2
Subject to the provisions of clause 8.11, PLC Seller hereby warrants to the Purchasers that, as at and by reference to the facts and circumstances subsisting as at the date of this Agreement and save as Disclosed in respect of the General Warranties and Tax Warranties only, each of the Warranties is at the date of this Agreement true and accurate in all respects and not misleading.

Warranties at the Closing Date

8.3
Subject to the provisions of clause 8.11, the PLC Seller hereby warrants to the Purchasers that, as at the Completion Date and by reference to the facts and circumstances subsisting as at the Completion Date, each of the Fundamental Warranties is at the date of this Agreement and as at the Completion Date true and accurate in all respects and not misleading. For the purposes of any of the Warranties given pursuant to this clause 8.3 only, an express or implied reference to the “date of this Agreement” (or other similar term) in any Fundamental Warranty is to be construed as a reference to the “Completion Date”.

Separate Warranties

8.4
Each of the Warranties shall be construed as separate and independent and save as otherwise expressly provided shall not be limited by reference to any other warranty, clause, sub-clause, paragraph, sub-paragraph or any provision in this Agreement or the Schedules and the Purchasers shall have a separate claim and right of action in respect of every breach of a Warranty.

Warranties in Full Force and Effect

8.5
The Warranties shall continue in full force and effect after Completion and shall not in any respect be extinguished or affected by Completion and Completion shall not in any way constitute a waiver of the rights of the Purchasers in respect of any of the Warranties.

Acts or Omissions

8.6
Each Seller hereby covenants with and undertakes to the Purchasers that it will procure that neither the Sellers nor any Group Company shall do, permit, suffer or procure any act or omission before Completion which would or may constitute a breach of any of the Warranties.

Gross-Up

8.7
All sums payable by a Seller to a Purchaser under this Agreement shall be paid free and clear from any set-off or counter-claim and free and clear of all deductions and / or withholdings (including Tax) save only as may be required by law.

8.8
If any deductions and / or withholdings are required by law to be made from any sums payable by a Seller under this Agreement or if any Purchaser incurs any liability to Tax in respect of any payment to (or for the benefit of) a Purchaser pursuant to this Agreement, the Sellers (and to the extent possible, the relevant Seller) shall pay to the relevant Purchaser such sum as will (after the deductions and / or withholdings are made or after Tax (as the case may be)) leave the relevant Purchaser with the same amount as it would have been entitled to receive if no such deductions and / or withholdings had been required to be made and / or no such liability of Tax been incurred, provided however that in the case of the Purchasers incurring any liability to Tax the Sellers will only have an obligation to make such a payment pursuant to this Clause 8.8 to the extent that the Purchaser’s liability to Tax consists of: (a)  Irish Tax in the case of the Benen Purchaser and (b) Irish and/or US Tax in the case of the Fitzgerald Purchaser.

8.9
If the Purchasers assign the benefit in whole or in part of this Agreement or change the jurisdiction in which it is resident for Tax purposes after Completion, the liability of the Sellers pursuant to clause 8.8 shall be limited to the amount that would have been due had no such assignment, or no such change of Tax residence (as applicable) taken place.

8.10
Without limiting the Purchasers’ recovery, any payment by a Seller under this Agreement in respect of a Group Company shall, to the extent possible, be (or to the extent possible for Tax purposes, be deemed to be) paid by or on behalf of the Seller that was the seller of the shares in the relevant Group Company.

Limitations of Liability

8.11	Subject to clause 8.12, the Sellers’ liability in respect of any Claims (other than Claims in respect of the Fundamental Warranties) will be limited in the manner set out in Schedule 4.

Non-applicability of Limitations

8.12
Notwithstanding any other provision herein contained, the provisions, limitations and restrictions set out in Schedule 4 or elsewhere in this Agreement shall not apply to the Sellers in respect of (i) any fraud, fraudulent act or omission or (ii) any wilful misconduct or wilful omission, committed by any Seller, or a Group Company prior to Completion, or otherwise as expressly provided in this Agreement.

Waiver by Seller

8.13
None of the information supplied by any Group Company or its officers, agents, representatives or advisers to any Seller or their officers, agents, representatives or advisers prior to the date of this Agreement in connection with the Warranties, the contents of the Disclosure Letter, the Tax Deed or otherwise in relation to the affairs of the relevant Group Company shall constitute or be deemed a representation, warranty or guarantee of its accuracy by the relevant Group Company to the relevant Seller and each Seller hereby waives any claims against the relevant Group Company or its officers, agents, representatives or advisers which they might otherwise have in respect of the same.

9	Purchasers' Warranties and Covenants

Purchasers' Warranties

9.1	The Purchasers hereby severally warrant, represent and undertake to the Sellers, as at the date of this Agreement and again as at the Completion Date, that:

9.1.1	the Purchasers will, at the Completion Date, have sufficient funding available to allow the Purchasers to fulfil all of their obligations under this Agreement and the other Transaction Documents;

9.1.2	the Funding Confirmation Letter is true and accurate in all respects;

9.1.3
the Purchasers have full power and authority to enter into, perform and comply with its obligations under this Agreement, and any other agreement which it is required to enter into hereunder, and this Agreement constitutes, and any such other agreements when executed will constitute, valid, legally binding and enforceable obligations on the Purchasers where it is a party thereto in accordance with its or their respective terms;

9.1.4	with respect to the Purchasers:

(i)	they are duly incorporated and validly existing under the laws of the country of their incorporation;

(ii)
they will, on Completion, have taken, fulfilled or done all necessary actions, conditions and things in order to enable them to enter into, perform and comply with its obligations hereunder and those obligations are valid, legally binding and enforceable upon them; and

(iii)	their entry into and performance of or compliance with their obligations hereunder does not violate or exceed any power or restriction granted or imposed by:

(iv)	any law to which they are subject; or

(v)	any of their constituting documents, by-laws or governing documents;

9.1.5	the entry into, performance of or compliance by each Purchaser with their obligations under this Agreement and any document entered into pursuant to this Agreement will not:

(i)	constitute a breach of any agreement, licence or instrument to which they are a party, which it has been granted or which is binding on them or over their assets; nor

(ii)	result in the existence of, or oblige them to create any security over those assets;

9.1.6
all consents, permissions, approvals and agreements which are necessary or desirable for the Purchasers to enter into and perform this Agreement, and any other agreement which it is required to enter into hereunder, in accordance with their respective terms will, on Completion, have been unconditionally obtained by the Purchasers;

9.1.7
so far as the Purchasers are actually aware, no proceedings are current, pending or threatened to restrain (or which would have the effect of so restraining) the entry into, performance of, compliance with and enforcement of any of the obligations of the Purchasers hereunder and, so far as the Purchasers are actually aware, there are no circumstances which might give rise to any such proceedings or the threat of any such proceedings;

9.1.8
they are not in the process of formulating any Claim and the Purchasers Deal Team has no actual knowledge of any fact, matter or circumstance that may give rise to a Claim and if a breach of a Warranty is within the actual knowledge of the Purchasers Deal Team as at the date of this Agreement, they waive and release that Claim; and

9.1.9	they are each subject to market standard anti-bribery and corruption policies.

Purchasers' Post Completion Covenants

9.2
The Purchasers hereby covenant with and undertake to the Sellers that the Purchasers shall, subject to the Sellers giving such reasonable undertakings as to confidentiality as the Purchasers may require, provide reasonable access to the Sellers and its advisers, upon reasonable notice and during normal working hours, to such information, records, financial information, premises and personnel of the Company and any other Group Company as the PLC Seller may reasonably require for the purposes of the PLC Seller preparing its consolidated accounts and financial statements for accounting period relating to the PLC Seller which is current as at Completion and for any future accounting periods (as may reasonably be required) including for the purposes of complying with (i) its lender reporting obligations, (ii) tax reporting obligations and (iii) SEC and NASDAQ reporting requirements.

10	Restrictive Covenants

Restrictive Covenants by the Sellers

10.1
In further consideration of, and as a further inducement to, the Purchasers entering into this Agreement and for the purpose of assuring to the Purchasers the full benefit of the Business and goodwill of the Group, each Seller hereby covenants with and undertakes to the Purchasers (for the benefit of the Purchasers and as trustee for the benefit of each Group Company and its successors in title to the Business) that it shall not (and it shall procure that its Affiliates shall not) either alone or jointly or in conjunction with or on behalf of or through the agency of any person and whether as principal, agent, partner, shareholder, holding company, director, manager, adviser, consultant, employee or otherwise howsoever and whether directly or indirectly:

10.1.1	during the period commencing on Completion and expiring on the first anniversary of Completion:

(i)
carry on or participate or assist or be engaged or concerned or interested (except as the holder or beneficial owner for investment purposes of not more than 5% (five per cent) in nominal value of any class of securities listed or dealt in on a generally recognised stock exchange) in any business in the Territory which competes with any part of the Business;

(ii)
in relation to or in connection with any business which may in any way be the same as or similar to or in competition with any part of the Business, procure or seek to procure orders from or do business with or procure directly or indirectly any other person to procure orders from or do business with any person (i) who is at Completion, (ii) who has been at any time during the period of 12 (twelve) months immediately preceding Completion or (iii) who at Completion is reasonably expect to become within the next 6 (six) months, a customer of the Group;

(iii)
interfere or seek to interfere or take such steps as may interfere with the continuance of supplies to the Group (or the terms relating to such supplies) from any suppliers who are at Completion, or have been at any time during the period of 12 (twelve) months immediately preceding Completion, supplying materials, components, products, goods or services to the Group or are otherwise reasonably expected at Completion to become a supplier of materials, components, products, goods or services to the Group within 6 (six) months of Completion;

(iv)
do or say anything which may lead any person to cease to do business with the Group on substantially equivalent terms to those previously offered or at all or which may prevent any person in the future, whether or not doing business with the Group at Completion, from doing business with the Group or do or say anything which is harmful to the reputation of the Group;

(v)
in relation to or in connection with any business which may in any way be the same as or similar to or in competition with any part of the Business, solicit or entice away or offer employment to or endeavour to solicit or entice away or offer employment to any person who is at the date hereof or who between that date and Completion becomes an employee, officer or manager of any Group Company whether or not such person would commit a breach of contract by reason of leaving the employment, office or service of the Group Company (for the avoidance of doubt, notwithstanding the foregoing, the Sellers shall not be restricted from soliciting or hiring any such employee who (A) responds to a general solicitation (including, but not limited to, use of search/recruiting firms) not directed at the Group’s employees, or (B) is no longer employed by a Group Company); or

(vi)
in relation to or in connection with any business which may in any way be the same as or similar to or in competition with any part of the Business, enter into partnership with or appoint as a consultant or adviser any person who is at the date hereof or who between that date and Completion becomes an employee, officer, manager or representative of or consultant or adviser to any Group Company (for the avoidance of doubt, notwithstanding the foregoing, the Sellers shall not be restricted from soliciting or hiring any such employee who (A) responds to a general solicitation (including, but not limited to, use of search/recruiting firms) not directed at the Group’s employees, or (B) is no longer employed by a Group Company); and

10.1.2	at any time after Completion:

(i)	use or adopt or purport to use or adopt the name of any Group Company or the name “Fitzgerald Industries International”;

(ii)
use or procure the use, in connection with any business, of any name or any trade name used or owned by the Group on Completion or any part or combination or abbreviations thereof likely to be confused therewith or any Intellectual Property owned or exclusively entitled to be used by any Group Company; or

(iii)
disclose or cause to be disclosed to any person or use for any purpose any Confidential Information or any information in relation to which any Group Company is bound by an obligation of confidence to a third party and he shall use his best endeavours to prevent the publication or disclosure of any such information.

10.1.3	at any time after the Completion Date, do or say anything with the intention of harming the reputation of the Group;

10.1.4	at any time after the Completion Date present itself or permit itself to be presented as:

(i)	connected in any capacity with the Group; or

(ii)	interested or concerned in any way in the Sale Shares (or any of them).

Severability and Rectification

10.2
Each Seller hereby acknowledges and agrees with the Purchasers that each of the undertakings contained in clause 10.1 constitutes an entirely separate, severable, independent and separately enforceable restriction on each Seller and that the duration, extent and application of the respective restrictions in clause 10.1 are no greater than is reasonable and necessary for the protection of the legitimate interests of the Purchasers and the Group but that if any such restriction shall be adjudged by any court or regulatory authority or agency of competent jurisdiction to be void or unenforceable but would be valid if part of the wording thereof was deleted and / or the period thereof and / or the geographical area dealt with thereby was reduced, the said restriction shall apply within the jurisdiction of that court or regulatory authority or agency with such modifications as may be necessary to make it valid, effective and enforceable.

11	Notice

11.1
Any notice, approval, consent, request, demand or other communication to any Party given under or in connection with this Agreement or the Tax Deed shall be in writing and shall (at the option of the Party giving the notice) be:

11.1.1	delivered by hand;

11.1.2	sent by prepaid post (via airmail in the case of notice to a different jurisdiction); or

11.1.3	sent by email,

to the address or email address as set out below, or to such other address or email address as is from time to time notified to the other Parties in compliance with the provisions of this clause 11:

Benen Purchaser:

Address:                             Aalto Bio Holding Limited

              Unit 4, Castletroy Business Park, Castletroy,

 Limerick, County Limerick, Ireland

For the attention of:	Patrick Meili

Email Address:	[****]

with a copy to (not constituting notice):

Email Address:	[****]

and a further copy to (not constituting notice):

Address:                            Gibson, Dunn & Crutcher UK LLP

Telephone House, Temple Avenue, London, EC4Y 0HB

Email Address:	[****]

For the attention of:	Wim De Vlieger and Till Lefranc

Fitzgerald Purchaser

Address:                            Biosynth International, Inc.

233 S Wacker Dr, STE 5900

Chicago, Illinois 60605

USA

For the attention of:	Patrick Meili

For the attention of:	Patrick Meili

with a copy to (not constituting notice):

Email Address:	[****]

and a further copy to (not constituting notice):

Address:                             Gibson, Dunn & Crutcher UK LLP

Telephone House, Temple Avenue, London, EC4Y 0HB

Email Address:	[****]

For the attention of:	Wim De Vlieger and Till Lefranc

The Parent

Address:                             Gallus Bidco Limited

11th Floor 200 Aldersgate Street,

London, United Kingdom, EC1A 4HD

Email Address:	[****]

For the attention of:	Michael Dubois;

with a copy to (not constituting notice):

Email Address:	[****]

and a further copy to (not constituting notice):

Address:                             Gibson, Dunn & Crutcher UK LLP

Telephone House, Temple Avenue, London, EC4Y 0HB

Email Address:	[****]

For the attention of:	Wim De Vlieger and Till Lefranc

The Sellers:

Address:                             Trinity Biotech plc

IDA Business Park

Bray

County Wicklow

Ireland

Email Address:	[****]

For the attention of:	John Gillard

With a copy to:

Address:                              Matheson LLP

Sir John Rogerson’s Quay

Dublin 2

Ireland

Email Address:	[****]

For the attention of:	David Jones.

11.2	Any notice, approval, consent, request, demand or other communication referred to in clause 11.1 shall be deemed to have been served:

11.2.1	if delivered by hand, on delivery;

11.2.2	if sent by prepaid post, 3 (three) Business Days after posting; and

11.2.3	if sent by email, at the time of sending the email (provided that no report of transmission or other message transfer failure is received by the Party sending the email),

provided that if, in accordance with the above provisions, any such notice or other communication would otherwise be deemed to be given or made outside working hours (being 9:00am to 5:00pm on a Business Day) such notice or other communication shall be deemed to be given or be made at the start of working hours on the next succeeding Business Day.

11.3
Each person giving a notice or making a communication hereunder by email shall promptly confirm such notice or communication by post to the person to whom such notice or communication was addressed but the absence of any such confirmation shall not affect the validity of any such notice or communication or the time upon which it is deemed to have been served.

12	Confidentiality

12.1
The Sellers hereby undertake to, and covenant with, the Purchasers that (at any time up to the date of Completion and for a period of three years thereafter, following which it will treat Confidential Information equally to its own sensitive business information) it will preserve the confidentiality of, and not directly or indirectly reveal, report, publish, disclose, transfer or use for its own or any other purposes, the Confidential Information except:

12.1.1	in the circumstances set out in clause 12.2;

12.1.2	to the extent otherwise expressly permitted by the Transaction Documents; or

12.1.3	with the prior written consent of the Purchasers.

12.2	The Sellers are permitted to disclose Confidential Information:

12.2.1	where it is in the public domain, otherwise than as a result of:

(i)	a breach by the disclosing party of its obligations in this clause 12; or

(ii)	a breach by the person who disclosed that Confidential Information of a confidentiality obligation where the disclosing party is or was or should reasonably have been aware of such breach;

(iii)	in compliance with any requirement of law;

(iv)	in response to a requirement of any securities exchange, regulatory authority, governmental authority, Tax Authority or court having jurisdiction over the disclosing party;

12.2.2	in order to obtain tax or other clearances or consents from the Revenue Commissioners or other relevant Tax or regulatory authorities or for any other Tax purpose;

12.2.3	to its professional advisers who are bound by a duty of confidentiality;

12.2.4	to the extent required by law or regulation or the listing rules of any securities exchange on which the PLC Seller's securities (or depository receipts for those securities) are listed; or

as provided for in clause 12.3.

12.3
The Parties acknowledge and agree that any information obtained by the Sellers (or their advisers, employees and Affiliates) in relation to the Business or the Group Companies in connection with the preparation and review of the Completion Accounts in accordance with clause 7 shall constitute Confidential Information, provided however, that the Sellers shall be permitted to disclose such information in connection with (i) the use of such information in the preparation of and publication of accounts for the Sellers and/or their group, (ii) their lender reporting obligations, (iii) their tax reporting obligations and/or (iv) SEC and NASDAQ reporting requirements.

12.4
The Parties agree that the non-disclosure agreement dated 17 February 2023 and made between (i) Trinity Biotech plc and (ii) Gallus Bidco Limited shall automatically expire upon execution and delivery of this Agreement.

13	Miscellaneous Provisions

Insurance

13.1
The Sellers will use commercially reasonable efforts to procure that, with effect from Completion or as soon as reasonably possible thereafter, the Group Companies shall have in place directors’ and officers’ liability insurance policy providing run-off “lifetime” coverage to the directors and officers of each Group Company for a minimum of 6 years following the Completion Date and with terms in line with the policy in force prior to Completion, covering such directors and officers for losses discovered during the run-off period that occurred prior to Completion (“D&O Insurance”).

13.2
During this period of coverage, the Sellers shall promptly notify the Purchasers of any material changes made to the policy terms and conditions of such D&O Insurance, and provide details of any erosion of annual aggregate policy limits of such D&O Insurance.

13.3	The Sellers shall procure that the Company and Fitzgerald shall continue to be entitled to access the Sellers’ Group’s insurance and make claims thereunder arising from pre-Completion occurrences.

Employee Transfer

13.4
The Benen Sellers shall procure and arrange to transfer, pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 2005 (TUPE), the employment of the UK from Trinity Biotech (UK) Ltd (or such other entity in which the UK Employee is actually employed) to Biosynth Ltd., such transfer of employment to be effective as of Completion or as soon as reasonably possible thereafter in compliance with the obligations and requirements under the Transfer of Undertakings (Protection of Employment) Regulations 2005 (TUPE).

13.5
The Benen Sellers shall procure that Trinity Biotech (UK) Ltd (or such other entity in which the UK Employee is actually employed) does not make any material change to the UK Employee’s terms and conditions, pay or benefits in advance of Completion, and that Trinity Biotech (UK) Ltd (or such other entity in which the UK Employee is actually employed), complies with its obligations pursuant to TUPE and with all pre-transfer consultation obligations.

13.6
The Benen Sellers shall further provide and procure all reasonable assistance to the Purchasers and their Affiliates to facilitate pre-transfer consultation with the UK Employee so that they may comply with their obligations pursuant to TUPE to inform and consult with the UK Employee.

Historical filings

13.7
The Sellers shall (as an ongoing obligation of the Sellers), at the Sellers’ cost, provide and procure all reasonable assistance to the Purchasers, their Affiliates and the Company to correct or file any and all incomplete, incorrect or missing filings with the Irish Companies Registration Office in respect of the Company attributable to the period up to, and including, Completion.

13.8
The Sellers shall (as an ongoing obligation of the Sellers), at the Sellers’ cost up to a maximum amount of $50,000 (which costs shall relate to costs of external advisers that are reasonable and properly incurred), provide and procure all reasonable assistance to the Purchasers, their Affiliates and each Group Company in relation to the preparation of all transfer pricing documentation required under applicable law for each Group Company, in respect of each period up to and including Completion.

13.9
The Sellers shall (as an ongoing obligation of the Sellers), at the Sellers’ cost, provide the tax advisors of the Purchasers, their Affiliates and/or the Company with reasonable assistance to all such tax advisors to establish the Company’s base cost, for Tax purposes, in the its  intangible assets acquired in connection with the acquisitions of (i) Fitzgerald, (ii) RDI; and (iii) Biochem.

Survival of Obligations

13.10	The provisions of this Agreement which shall not have been performed on Completion shall remain in full force and effect notwithstanding Completion.

Binding on Successors

13.11	This Agreement shall be binding upon and enure to the benefit of the respective Parties hereto and their respective personal representatives, successors and permitted assigns.

Waiver, Release and Remedies

13.12
A waiver by any Party of any breach by the other Party of any of the terms, provisions or conditions of this Agreement or the acquiescence of any Party in any act (whether commission or omission) which but for such acquiescence would be a breach as aforesaid shall not constitute a general waiver of such term, provision or condition or an acquiescence to any subsequent act contrary thereto.

13.13
Any remedy or right conferred upon any Party for breach of this Agreement shall be in addition to and without prejudice to all other rights and remedies available to it whether pursuant to this Agreement or provided for by law.

13.14
No failure or delay by any Party in exercising any claim, remedy, right, power or privilege under this Agreement shall operate as a waiver nor shall a single or partial exercise of any claim, remedy, right, power or privilege preclude any further exercise thereof or exercise of any other claim, right, power or privilege.

13.15
Any liability of any Party to any other Party under the provisions of this Agreement may in whole or in part be released, varied, postponed, compounded or compromised by such Party in its absolute discretion as regards such other Party without in any way prejudicing or affecting its rights against any other Party under the same or a like liability whether joint and several or otherwise. Should any provision of this Agreement transpire not to be enforceable against any of the Parties hereto, such non-enforceability shall not render such provision unenforceable against any other Party hereto.

Assignment

13.16	This Agreement is personal to each of the Parties and, subject to clause 13.17, shall not be assignable in whole or in part by any Party without the prior written consent of the other Party.

13.17	Notwithstanding clause 13.6, the Purchasers shall be entitled to:

13.17.1
upon giving prior written notice to the Sellers, assign, transfer or novate by way of security and/or charge or otherwise grant security in respect of all or any of their rights or obligations under this Agreement in connection with providing security in connection with any borrowings obtained by the Purchasers Group or guarantees provided by the Purchasers Group, provided that if such assignee subsequently ceases to provide borrowings in favour of the Purchasers Group or if the Purchasers cease to provide guarantees in favour of such assignee, the Purchasers shall procure that, as soon as reasonably practicable thereafter (and in event within 20 (twenty) Business Days), such assignee reassigns the rights under this Agreement as have been assigned to it to the Purchasers, PROVIDED THAT no assignee or chargee shall be entitled to greater damages or other compensation or cause of action than that to which the Purchasers would have been entitled had it not assigned or charged such rights and obligations;

13.17.2
assign, transfer or novate all or any of their rights and/or obligations under this Agreement to any member of the Purchasers Group provided that the Purchasers shall procure that such company to which it assigns any of their rights under this Agreement shall re-assign such rights to the Purchasers immediately prior to its ceasing to be a member of the Purchasers Group.

Variation

13.18	No variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each of the Parties.

Further Assurance and Information

13.19	At the request of the Purchasers from time to time, the Sellers shall (and shall procure that any other necessary person shall) at their own cost and expense:

13.19.1
execute and do all such documents, acts and things as may be required subsequent to Completion for assuring to or vesting in the Purchasers (or its nominee(s)) the beneficial ownership of the Sale Shares or otherwise in order to perfect the right, title and interest of the Purchasers to the Sale Shares or of the Group to any asset.

13.19.2
provide or procure the provision to the Purchasers of all information in their possession or under their control subsequent to Completion relating to the business and affairs of the Group and will give, or procure to be given to the Purchasers, their advisers and agents such access to (including the right to take copies of) any documents in their possession or under their control containing such information as the Purchasers may from time to time reasonably require.

Announcement

13.20
No announcement or disclosure regarding all or any part of the transactions contemplated by this Agreement or the other Transaction Documents shall be made by any of the Parties without the prior written approval of the other Parties save for any such announcement as is required to be made under any applicable law or the listing rules of any stock exchange on which a Party is listed in which case the announcement shall, to the extent permissible by such applicable law or listing rules, be made only after good faith consultation with the other Party and after the other Party has, where practicable, been given the opportunity to approve such announcement.

Whole Agreement

13.21
The Transaction Documents, contain the whole agreement between the Parties relating to the transactions provided for in this Agreement. This Agreement supersedes all previous agreements (if any) between such Parties in respect of such matters and each of the Parties acknowledges that in agreeing to enter into this Agreement it has not relied on any representations or warranties except for those contained in this Agreement.

Severability

13.22
Each of the provisions of this Agreement are separate and severable and enforceable accordingly and if at any time any provision is adjudged by any court of competent jurisdiction to be void or unenforceable the validity, legality and enforceability of the remaining provisions hereof and of that provision in any other jurisdiction shall not in any way be affected or impaired thereby.

Costs

13.23	Each Party shall bear any costs, fees or expenses incurred by it in connection with negotiating, preparing and entering into this Agreement and the other Transaction Documents.

Counterparts

13.24
This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, and which together shall constitute one and the same Agreement. This Agreement shall become effective and be dated (and each counterpart shall be dated) on the date first written above between the Parties which have executed and delivered a counterpart. Immediate evidence that a counterpart engrossment has been executed may be provided by transmission of such counterpart engrossment by fax machine or a scanned version thereof by email with the original executed counterpart engrossment to be put in the post as soon as practicable thereafter.

Governing Law and Jurisdiction

13.25
This Agreement, all non-contractual obligations arising from or connected with this Agreement, all disputes arising out of or in any way relating to this Agreement and any disputes in any way connected with the subject matter of this Agreement, whether contractual or non-contractual (“Proceedings”) shall be governed by the laws of Ireland.

13.26
Each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the courts of Ireland, provided however, that nothing contained in this clause 13.26 shall limit the right of any Party to bring enforcement proceedings in another jurisdiction on foot of an Irish judgement or an order of the Irish courts or to seek interim, protective or provisional relief in the courts of another jurisdiction.

13.27
Each Party hereby irrevocably waives any objection which it may have, at any time, to the courts of Ireland being nominated as the forum to hear and decide any Proceedings and agrees not to claim that the courts of Ireland are not a convenient or appropriate forum.

AML AND KYC Checks

13.28
Each Seller acknowledges that the Purchasers and their Affiliates are subject to anti-money laundering and know your customer (“AML and KYC”) laws and regulations in various jurisdictions and that appropriate checks have been performed by, and to the satisfaction of, the Purchasers on the Sellers. Each Seller acknowledges that the Purchasers and their Affiliates may have to perform additional AML and KYC checks prior to Completion. Accordingly, each Seller agrees (i) to cooperate with reasonable requests by the Purchasers in connection with customary AML and KYC checks.

Schedule 2

Sellers’ and Purchasers' Completion Obligations

1	Sellers’ Completion Obligations

1.1	At, or prior to, Completion the Sellers shall:

1.1.1
deliver to the Purchasers evidence satisfactory to the Purchasers that the Conditions referred to in clause 4.3 have been complied with and deliver to the Purchasers all documents require in relation thereto;

1.1.2
deliver to the Purchasers evidence, to the Purchasers' satisfaction (acting reasonably), of the authority of any person or persons executing or attesting the execution of this Agreement on behalf of any Seller and any other document on its behalf to do so and in each case certified to be a true copy by a director or secretary of the relevant Seller;

1.1.3
deliver to the Purchasers and / or their nominees, at a location outside the United Kingdom, duly executed share transfers or stock power in respect of the Sale Shares in favour of the Purchasers together with the relevant share certificates (or, in the case of any share certificates found to be missing, an indemnity, in a form satisfactory to the Purchasers (acting reasonably));

1.1.4	deliver to the Purchasers and / or their nominees a duly executed deed of transfer in respect of the Benen Shares beneficially owned by the PLC Seller in favour of the Purchasers;

1.1.5
procure that the Company makes the requisite filings and notifications required to be made with the Companies Registration Office in order to reflect TBML as the legal owner of the 27,677 B Ordinary Shares in the Company effective immediately prior to the date of Completion and otherwise to reflect precisely the shareholding of the Company immediately prior to the date of Completion as is set out in the Company’s register of members;

1.1.6
deliver to the Purchasers such waivers or consents as the Purchasers may reasonably require to enable the Purchasers and / or their nominees to be registered as the full legal and beneficial owner of the Sale Shares;

1.1.7
deliver to the Purchasers, at a location outside the United Kingdom, the written, fully up-to-date statutory books (including the beneficial ownership register, the register of directors and secretary, register of allotments, register of charges, register of members and register of transfers), records and registers (complete and duly written up-to-date), any common seal, the certificate of incorporation, any certificates of incorporation on change of name and all documents, contracts, licences, agreements, insurance policies, records, papers, correspondence files and books of trading and account of each Group Company, which have in each case been properly maintained and written up to the date of Completion;

1.1.8
procure that all of the Directors resign from their directorships in and offices of profit under and employment with each Group Company and deliver to the Purchasers their written resignations in a form satisfactory to the Purchasers (acting reasonably) and under seal (to the extent such concept applies) containing an acknowledgement that each has no claim against the relevant Group Company in respect of breach of contract, compensation for loss of office or otherwise howsoever arising, with effect from Completion;

1.1.9
deliver to the Purchasers a letter of resignation in a form satisfactory to the Purchasers (acting reasonably) and under seal (to the extent such concept applies) from the company secretary of the Company containing an acknowledgement that he has no claim against any Group Company in respect of breach of contract, compensation for loss of office or otherwise howsoever arising with effect from Completion;

1.1.10
deliver to the Purchasers the resignation of the existing auditors of each Group Company in a form satisfactory to the Purchasers (acting reasonably) confirming that they have no claims of any kind against the relevant Group Company and that no fees are due (whether currently or in the future) to them by any of the Company and containing a statement complying with the provisions of section 400(3)(a) of the Companies Act that there are no circumstances connected with their resignation which they consider should be brought to the attention of the members or creditors of the Company;

1.1.11
procure the full and final release of any and all guarantees or indemnities or security given by any Group Company for or on behalf of the Sellers or the Directors or any of them or any Connected Person of any of them or any other person;

1.1.12
deliver to the Purchasers evidence, in a form satisfactory to the Purchasers, release agreements of each Group Company with respect to all Encumbrances created or given by each Group Company or to which any of its assets is subject including, but not limited to, the Perceptive Irish Security and the Perceptive US Security;

1.1.13
save with respect to intercompany payable and receivables arising in the ordinary course of the Group Companies business, procure the settlement of all accrued liabilities (other than the Benen Intercompany Repayment Amount) owed to any Group Company by, or by any Group Company to, (whether then due for payment or not) any Seller or the Directors or by any Connected Person of any of them and provide the Purchasers with evidence that this has occurred or where no such monies are owing provide the Purchasers with written confirmation to this effect in a form satisfactory to the Purchasers (acting reasonably);

1.1.14	deliver to the Purchasers the Tax Deed duly executed by the Sellers;

1.1.15	deliver to the Purchasers a certified copy of the signed minutes, in the agreed form, of the meeting of the Board referred to in paragraph 1.1.19;

1.1.16
deliver to the Purchasers copies of all bank mandates of the Group together with copies of bank statements in relation to all bank accounts as at a date not earlier than the day immediately preceding the Completion Date and all cheque books of the Group in use and the cash book balances of each Group Company as at the Completion Date with reconciliation statements reconciling such balances with the aforementioned bank statements;

1.1.17	deliver to the Purchasers appropriate forms to amend any mandates given by any Company to its bankers or other financial institutions;

1.1.18
deliver to the Purchasers all cheque books, lodgement books, unused cheques and credit cards in the name of or for the account of any Group Company in the possession of any officer or employee of any Group Company resigning at Completion;

1.1.19	procure that the board of directors of the Company pass resolutions signed in Ireland (whether in writing or at a meeting of the board) pursuant to which, inter alia:

(i)	the share transfers referred to in paragraph 1.1.3 are approved (subject only to stamping (to the extent applicable));

(ii)	such persons as the Purchasers may nominate are appointed as directors, secretary and auditors of the relevant Group Company with effect from Completion;

(iii)	the resignations referred to in paragraphs 1.1.8, 1.1.9 and 1.1.10 above are accepted;

(iv)
all existing mandates for the operation of bank accounts of the relevant Group Company are revoked and new mandates are approved and adopted giving authority to such persons as the Purchasers may nominate; and

(v)	the registered address of the Company is changed to such address (if any) as is notified to the Sellers by the Purchasers prior to Completion;

(vi)	the registered address of Fitzgerald is changed to such address (if any) as is notified to the Sellers by the Purchasers prior to Completion;

1.1.20
deliver to such places as the Purchasers direct all motor vehicles owned by the Group which are in the possession of any of the officers or employees of the Group resigning on Completion together with the keys and any registration documents and certificates of insurance in respect thereof;

1.1.21
deliver to the Purchasers details of the Benen Sellers’ Irish tax reference number which the Purchasers require for the purposes of making the relevant filing in connection with the discharge of the liability to stamp duty arising on the transfer of the Benen Shares;

1.1.22
deliver to the Purchasers a letter confirming that, to the best of the Sellers’ knowledge there are no natural person(s) holds an indirect or direct interest of over 25% in the Company within the meaning of the European Union (Anti-Money Laundering: Beneficial Ownership of Corporate Entities) Regulations 2019) (the “Beneficial Ownership Regulations”) in relation to the Company and that that the Sellers will make all necessary filings to remove the current individuals listed on the RBO; and

1.1.23	deliver to Purchasers a properly completed and executed United States Internal Revenue Service Form W-9 for the Fitzgerald Seller;

1.1.24	deliver to the Purchasers the TSA duly executed by the parties thereto;

1.1.25
(i) procure that the existing file server located in [****] has been copied to the server located in the Leased Real Property or (ii) provide a covenant in favour of the Purchasers to procure that the existing file server located in [****] has been copied to the server located in the Leased Real Property within 10 Business Days of Completion;

1.1.26
(i) procure that the transfer of the M365 Tenancy and the Domains (including [****]) to the Group is completed or (ii) provide a covenant in favour of the Purchasers to procure the transfer of the M365 Tenancy and the Domains (including [****]) to the Group is completed within 10 Business Days of Completion;

1.1.27	a certificate of good standing in respect of Fitzgerald dated not more than seven (7) Business Day prior to Completion

2	Purchasers' Completion Obligations

2.1	On Completion the Benen Purchaser shall:

2.1.1	pay an amount equal to the Benen Consideration to the Benen Sellers in accordance with clause 5.3;

2.1.2	then deliver to the Sellers the Tax Deed duly executed by the Benen Purchaser; and

2.1.3
then make a loan available to the Company in an amount equal to the Benen Intercompany Repayment Amount and procure that the Company will pay (or direct payment of) an aggregate amount equal to the Benen Intercompany Repayment Amount to the relevant creditor(s) and the Parties agree that, on the basis of the warranty provided by the PLC Seller to the Purchasers at paragraph 1.2 of Part 3 of Schedule 3 and paragraph 7.2 of Part 4, Section A of Schedule 3, no withholding tax shall be applied by (or as directed by) the Company to the payment by (or as directed by) the Company of the Benen Intercompany Repayment Amount to the relevant creditors.

2.2	On Completion the Fitzgerald Purchaser shall:

2.2.1	pay the Fitzgerald Consideration to the Fitzgerald Seller in accordance with clause 5.3; and

2.2.2	deliver to the Sellers the Tax Deed duly executed by the Fitzgerald Purchaser.

Schedule 3

PART 1
Definitions

1	Definitions

1.1	In this Schedule 3, unless the context otherwise requires or unless otherwise specified:

“Approved” means approved by the Revenue Commissioners for the purposes of Chapter 1 of Part 30 of the Taxes Consolidation Act 1997 and references to “Approval” shall be construed accordingly;

“Computer Systems” means the Hardware and the Software;

“Contaminant” includes any material, substance, chemical, gas, liquid, waste, effluent, pollutant or contaminant which, whether on its own or admixed with another, is identified or defined in or regulated by or pursuant to any Environmental Laws or which upon release into the Environment presents a danger to the Environment or to the health or safety or welfare of any person;

“Corporate Intellectual Property” means all Intellectual Property that is owned by or arises directly or indirectly from the activities of the Group, or which is used in connection with the Business;

“Data Protection Laws” means any applicable (i) Laws and guidelines from governmental authorities relating to privacy, data security, data protection, breach notification, sending solicited or unsolicited electronic mail and text messages, cookies, trackers or collection, processing, transfer, disclosure, sharing, storing, security and use of Personal Data as applicable in all relevant jurisdictions, including the General Data Protection Regulation (EU) 2016/679 (the “GDPR”), the Data Protection Acts 1988 to 2018 (the “Data Protection Acts”), and any other legislation which implements the GDPR, the European Communities (Electronic Communications Networks and Services) (Privacy and Electronic Communications) Regulations 2011 and any other legislation which implements the Privacy and Electronic Communications Directive (2002/58/EC), all applicable Irish laws and regulations relating to the processing of personal data and privacy, any compulsory guidance and codes of practice issued by the Data Protection Commissioner or the European Data Protection Board, all applicable similar or related legislation in any competent jurisdiction, prior to 25 May 2018, the Data Protection Acts 1988 to 2003, as amended; and U.S. federal and state Laws, in particular the California Consumer Privacy Act of 2018 (“CCRA”) as amended by the California Privacy Rights Act (“CPRA”), the Virginia Consumer Data Protection Act (“VCDPA”), and the New York SHIELD Act; and (ii) reputable industry practice, standards, self-governing rules and policies relating to the same, including the Payment Card Industry Data Security Standard (“PCI DSS”);

“Data Protection Commissioner” means the person referred to in section 9 of the Data Protection Acts;

“Date Compliant” (and like expressions) shall mean that neither the performance nor functionality of any Software (including, but not limited to calculating, comparing, and sequencing) is or will be affected or interrupted by dates or times and, in particular, that the relevant Computer System (including all interfaces) is capable of processing, calculating and manipulating all date and time formats correctly and accurately;

“Development” means development within the meaning of section 3 of the Planning and Development Act 2000 (as amended);

“Director of Corporate Enforcement” means the office specified in section 2(1) of the Companies Act and defined therein as “Director”;

“Distance Contract” has the meaning set out in Regulation 2(1) of the European Communities (Consumer Information, Cancellation and Other Rights) Regulations 2013;

“Distance Contract for the Supply of a Financial Service” has the meaning set out in Regulation 3 of the European Communities (Distance Marketing of Consumer Financial Services) Regulations 2004 as amended by the European Communities (Distance Marketing of Consumer Financial Services) (Amendment) Regulations 2005;

“Distance Contract Regulations” means the European Communities (Consumer Information, Cancellation and Other Rights) Regulations 2013 and / or the European Communities (Distance Marketing of Consumer Financial Services) Regulations 2004 as amended by the European Communities (Distance Marketing of Consumer Financial Services) (Amendment) Regulations 2005, as appropriate;

“Employee” means (for the purposes of any reference in respect of Pension Schemes) any director, former director, employee or former employee of the Company;

“Environment” includes (a) any and all buildings, structures, fixtures, fittings, appurtenances, pipes, conduits, valves, tanks, vessels and containers whether above or below ground level, and (b) ambient air, land surface, sub-surface strata, soil, surface water, ground water, river sediment, marshes, wet lands, flora and fauna;

“Environmental Laws” means (a) the common law and (b) all laws, by-laws, statutes, regulations, rules, orders, instruments, decrees, directives, decisions, injunctions, rulings and judgments of any government, local government, international, supranational, executive, administrative, judicial or regulatory authority or agency whether of Ireland, the European Union or elsewhere and all approved codes of practice (whether voluntary or compulsory) relating to the protection of the Environment or of human health or safety or welfare or to the manufacture, formulation, processing, treatment, storage, containment, labelling, handling, transportation, distribution, recycling, reuse, release, disposal, removal, remediation, abatement or clean-up of any Contaminant;

“Environmental Licence” means any permit, licence, approval, permission, consent or authorisation required by or pursuant to any applicable Environmental Laws;

“Environmental Release” means the spilling, leaking, pumping, pouring, emitting, releasing, emptying, discharging, injecting, escaping, leaching, dumping, leaving, discarding or disposing of any Contaminant into or upon the Environment;

“Export Control Laws” shall mean (i) the EC Regulation 428/2009, as replaced and amended by EU Regulation 2021/821 since 9 September 2021, and the implementing laws and regulations of the EU member states; (ii) the U.S. Export Administration Act, U.S. Export Administration Regulations, U.S. Arms Export Control Act, U.S. International Traffic in Arms Regulations, and their respective implementing rules and regulations; (iii) the U.K. Export Control Act 2002 (as amended and extended by the Export Control Order 2008) and its implementing rules and regulations; (iv) and other similar export control laws or restrictions applicable to the Group Companies, and their respective operations from time to time (including but not limited to the Control of Exports Act 2008 (as amended));

“Hardware” means any computer equipment used by or for the benefit of the Group at any time including, without limitation, communication systems, infrastructure and networks and components or elements of the foregoing such as firmware, screens, terminals, keyboards, disks and cabling and other peripheral and associated electronic equipment but excluding all Software;

“Personal Data” means any information defined as “personal data,” “personally identifiable information,” “personal information,” or any functional equivalent of these terms relevant under any Data Protection Laws, including any information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked with any individual or household;

“Planning Acts” means the Local Government (Planning and Development) Acts 1963 to 1999 and the Planning and Development Acts 2000 to 2019, to include where the context so admits or requires the Building Control Acts 1999 to 2014 and the Safety, Health and Welfare at Work Acts 2005 to 2014, and includes all regulations made pursuant to such Acts;

“Software” means any set of instructions for execution by a computer processor (including both source and object code) used by the Group at any time irrespective of application, language or medium and including for the avoidance of doubt, any codes or sets of instructions that are embodied or incorporated in any firmware;

“TFEU” means the Treaty on the Functioning of the European Union (and any regulations or directives issued thereunder);

“VAT” means within the EU, value added tax imposed in conformity with Council Directive 2006/112/EC and in relation to Ireland, value added tax imposed pursuant to the VATCA and legislation supplemental thereto and any other tax of a similar fiscal nature substituted for, or levied in addition to, such tax whether in the European Union or elsewhere; and

“VATCA” means the Value Added Tax Consolidation Act 2010, as amended from time to time and any regulations made in respect of VAT.

PART 2
Fundamental Warranties

1	Share Capital

Ownership of Sale Shares

1.1
The Benen Shares are (i) legally owned by the Benen Sellers in the amounts set out in Schedule 1 of this Agreement and (ii) beneficially owned by the PLC Seller, free from any Encumbrances whatsoever and from any agreement, obligation or commitment to create, grant, give or permit to subsist any Encumbrances whatsoever.

1.2
The Fitzgerald Shares are legally and beneficially owned by the Fitzgerald Seller, free from any Encumbrances whatsoever and from any agreement, obligation or commitment to create, grant, give or permit to subsist any Encumbrances whatsoever.

1.3	The Sellers are entitled to sell and transfer to the Purchasers the full legal and beneficial ownership of the Sale Shares free from any Encumbrance on the terms of the Agreement.

1.4	Each Sale Share is duly authorized, validly issued, fully paid and nonassessable.

1.5
No Sale Shares of any Group Company have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable law, the constitution, certificate of incorporation or bylaws or equivalent organizational documents of any Group Company or any contract to which any Group Company is a party or by which any Group Company is bound.

Shares Fully Paid Up

1.6	The Benen Shares comprise the whole of the allotted and issued share capital of the Company and all of them have been properly allotted and issued and are fully paid or credited as fully paid.

1.7	The Fitzgerald Shares comprise the whole of the allotted and issued share capital of Fitzgerald and all of them have been properly allotted and issued and are fully paid or credited as fully paid.

1.8	No Group Company has repaid any share capital or issued any share capital otherwise than in exchange for new consideration.

Group Companies

1.9
Each Group Company has been duly organised and is validly existing and, where such concept exists in the Group Company’s jurisdiction of incorporation, in good standing under the laws of its place of incorporation. Each Group Company has all requisite corporate powers and authority to own its assets and to conduct the business being carried on by it. None of the Group Companies has any subsidiaries.

1.10
The execution and delivery by the Sellers of this Agreement, and the documents referred to in it, any compliance with their respective terms shall not breach or constitute a default under any Group Company’s constitutional documents.

1.11
Each Group Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties and assets occupied, owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for any such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse change with respect to such Group Company.

Joint Ventures and Partnership

1.12
No Group Company is or has agreed to become a member of any joint venture, partnership or consortium or other unincorporated association (other than recognised trade associations) nor is or has any Group Company agreed to be or become a party to any agreement or arrangement for sharing commissions or other income to include any profit sharing arrangement.

Rights of Option

1.13
No person has the right (whether actual or contingent) to call for the issue, allotment or transfer of any share or loan capital of the Company, or any other Group Company, under any option or other agreement, arrangement or commitment and no person has claimed to be entitled to any of the foregoing.

Encumbrances

1.14
There is no Encumbrance over or affecting any of the share capital of any Group Company and there is no agreement, arrangement or commitment whatsoever to give, grant or create such Encumbrance nor has any claim that such an Encumbrance exists been made or threatened by any person.

2	Capacity and Authority of the Sellers

Power of the Sellers

2.1
Each Seller has full power and authority to enter into, perform and comply with their obligations under this Agreement and any other agreement which it is required to enter into hereunder and this Agreement constitutes and any such other agreements when executed will constitute valid, legally binding and enforceable obligations on each Seller (in the case of such other agreements, to the extent that the relevant Seller are each a party thereto) in accordance with its or their respective terms.

Seller Is a Body Corporate

2.2	With respect to the Sellers:

2.2.1	they are each duly incorporated and validly existing under the laws of the country or state (as applicable) of their incorporation;

2.2.2
they have taken, fulfilled or done all necessary actions, conditions and things in order to enable them to enter into, perform and comply with its obligations hereunder and those obligations are valid, legally binding and enforceable upon them; and

2.2.3	their entry into and performance of or compliance with their respective obligations hereunder do not violate or exceed any power or restriction granted or imposed by:

2.2.3.1	any law to which it is subject; or

2.2.3.2	any of its constituting documents.

2.2.4
No Seller or any Group Company is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any governmental authority in connection with the execution, delivery and performance by each Seller of this Agreement and each of the other agreements which it is required to enter into hereunder to which any Seller will be a party or the consummation of the transactions contemplated hereby or thereby or in order to prevent the termination of any right, privilege, license or qualification of any Group Company, except for (i) any filings required to be made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any filings required under the applicable requirements of antitrust or other competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership and (ii) such filings as may be required by any applicable federal or state securities or “blue sky” laws.

2.2.5
No “fair price,” “interested shareholder,” “business combination” or similar provision of any state takeover law is applicable to the transactions contemplated by this Agreement or any other agreement which any Seller is required to enter into hereunder.

Solvency of the Seller

2.3	Each Seller:

2.3.1	is able to pay its debts as they fall due;

2.3.2	is not subject to any circumstance that would render it capable of being deemed to be insolvent or unable to pay its debts as they fall due pursuant to any applicable law;

2.3.3	has not had repayment of any debt demanded before its stated maturity, unless same has been discharged in full;

2.3.4	has not sought protection from enforcement action by its creditors, or take steps preparatory to so doing pursuant to any applicable law;

2.3.5	is not subject to any unsatisfied judgement for debt;

2.3.6	has not had a receiver appointed or invited the appointment of a receiver, over any part of its property or undertaking;

2.3.7	has not,

2.3.7.1	called a meeting to pass a resolution for its winding up; or

2.3.7.2	taken any steps to present a petition, had a petition presented or presented a petition for its winding up or for the appointment of an examiner;

2.3.8	has not entered or proposed to enter into any composition or arrangement with or for its creditors (including an individual voluntary arrangement); or

2.3.9	has not been the subject of any other event analogous to any of the foregoing in any jurisdiction.

No Further Requirements

2.4	It is not necessary that this Agreement or any other documents which is or will be entered into in conjunction with this Agreement, be filed, recorded or enrolled with any court or other authority.

Compliance by Sellers

2.5	The entry into, performance of or compliance by the Sellers with their obligations under this Agreement and any document entered into pursuant to this Agreement will not:

2.5.1	constitute a breach of any agreement or instrument to which they are respectively a party or which is binding on either of them or over their respective assets; nor

2.5.2	result in the existence of, or oblige either of them to create, any security over those assets.

No Litigation Pending

2.6
No proceedings are current, pending or threatened to restrain (or which would have the effect of so restraining) the entry into, performance of, compliance with and enforcement of any of the obligations of the Sellers hereunder and so far as the Sellers are aware there are no circumstances which might give rise to any such proceedings or the threat of any such proceedings.

3	Commissions

No Commission Payable

3.1	No one is entitled to receive from any Group Company or the Sellers any finder’s fee, brokerage or other commission in connection with the sale and purchase of the Sale Shares under this Agreement.

4	Compliance

4.1	Each Group Company:

4.1.1	has not engaged, at any time, in any conduct which would or might constitute a breach of Anti-Bribery Law;

4.1.2	has never received notice of or been party to any investigation, prosecution or other proceeding or any fine or penalty under Anti-Bribery Law (each a “Proceeding”); or

4.1.3	is not aware of any circumstances which are likely to give rise to any such Proceeding.

4.2	No Group Company, nor to Sellers’ knowledge any of their directors, officers, or employees, nor to the Sellers’ knowledge, any agents or representatives:

4.2.1
has in the past 5 years, promised, provided, or authorized the provision of any money, property, or other thing of value, directly or indirectly, to any Person to knowingly unlawfully influence official action or secure an unlawful advantage nor has otherwise in material respects violated any Anti-Bribery Law in the past 5 years; nor

4.2.2
is a Sanctioned Party nor has knowingly engaged in, nor is at the date hereof knowingly engaged in, any dealings or transactions with or for the benefit of any Sanctioned Party, nor has otherwise in any material respect violated Sanctions in the past 5 years.

4.3
It is the general policy of the Purchasers not to conduct business in or with North Korea, Syria, Sudan, the Crimea region of Ukraine, Cuba, Iran, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic, and disputed territories of Kherson and Zaporizhzhia- (each a “Restricted Country”), in view of the significant corruption, money laundering, terrorist financing, political, business and operational risks that these jurisdictions present. To Sellers’ knowledge, no Group Company, has directly or indirectly knowingly engaged in, nor is at the date hereof directly or indirectly knowingly engaged in, any dealings or transactions with or for the benefit of any Person located, organized, or ordinarily resident in any Restricted Country, in violation of Sanctions Laws, including through any of its distributors, agents or other persons acting on its behalf.

4.4	No Group Company has to the Sellers’ knowledge in the past 5 years violated or is, at the date hereof, in violation of any Anti-Money Laundering Law in any material respect.

4.5
Other than as Disclosed in the Data Room, the Group Companies have obtained export licenses and permissions as required by, and otherwise have in the past 5 years operated, and are at the date hereof, in compliance with the Export Control Laws in all material respects.

4.6
Other than as Disclosed in the Data Room, each Group Company has, in the past 5 years, been in material compliance with Export Control Laws, and no Group Company (i) has been involved in any action, examination or proceeding, (ii) has received any written notice or request, or (iii) has made any disclosure to any governmental or regulatory authority, in each case in connection with any actual or alleged violation of applicable Export Control Laws.

PART 3
General Warranties

1	Information

Recitals and Schedules Accurate

1.1	The information set out in the Recitals and Schedules is true, complete and accurate in all material respects and is not misleading.

1.2	The Benen Intercompany Repayment Amount comprises the principal of a loan or loans owing by the Company to the Sellers' Group and no portion thereof consists of interest.

2	Interested Parties

Liability

2.1
No indebtedness or liability (whether actual or contingent and whether or not quantified or disputed) and no contract, commitment or arrangement is or has at any time during the 3 (three) years prior to the date hereof been outstanding between any Group Company and the Sellers or any Connected Person of the Sellers.

Conflict of Interest

2.2
Neither the Sellers nor any Connected Person of the Sellers has any right or interest, directly or indirectly, in any business which is or is likely to be or to become competitive with the business of the Group.

Claims by Sellers

2.3
Neither the Sellers nor any Connected Person of the Sellers is entitled to any claim of whatsoever nature against the Group and neither the Sellers nor any Connected Person of the Sellers has assigned to any person the benefit of any claim against the Group.

3	Constitution of the Company and Corporate Documents

3.1
The copy of the constitution, certificate of incorporation, bylaws or comparable organizational document of each Group Company Disclosed (the “Constitutional Documents”) is true and accurate and complete in all respects (and includes all amendments to date) and has embodied therein or annexed thereto a copy of every resolution of any kind which has been passed by its shareholders (other than resolutions relating to routine business at annual general meetings) and since the Accounts Date, no alteration has been made to the constitution of the relevant Group Company. The Constitutional Documents are in full force and effect. No Group Company is in violation of any of the provisions of its Constitutional Documents.

3.2
All statutory books, minute books and registers of the Group have been properly kept, are written up to date and contain a true, complete and accurate record of all matters which should be contained in them. No notice or allegation has been received by any Group Company that any such books or registers are incorrect or should be rectified. All such books and registers are in the possession of or under the control of the relevant Group Company.

3.3
All dividends or distributions declared, made or paid by the Group have been declared, made or paid in accordance with the constitutional documents of the relevant Group Company, all applicable laws and any agreements or arrangements made with any third party regulating the payment of dividends and distributions.

3.4
No transfer of any shares in the capital of any Group Company have been registered, except in accordance with all applicable laws and the constitutional documents of the relevant Group Company and all such transfers have been duly stamped (where applicable).

3.5	No Group Company has at any time:

3.5.1	purchased, redeemed, reduced, forfeited or repaid any of its own share capital or purchased any shares in its holding company or agreed to any of the foregoing;

3.5.2	created treasury shares;

3.5.3
provided capital, cash or assets to any company on terms whereby the company so capitalised has in consideration issued shares, loan stock or other securities on terms which were otherwise than by way of a bargain made at arm’s length or where the shares, loan stock or other securities acquired are shown in the audited financial statements at a value in excess of their market value at the time of acquisition; or

3.5.4
capitalised or agreed to capitalise in the form of shares, debentures, other securities or otherwise any profits or reserves of any class or description or passed or agreed to pass any resolution to do so.

Conduct of Business

3.6
Each Group Company has, at all times, carried on its business and conducted its affairs in all respects in accordance with its constitution for the time being in force (or equivalent governing documents).

Business Names

3.7	No Group Company uses, and has not used, any name other than its full corporate name for any purpose, other than registered business names.

4	Compliance with Companies Act

4.1
The Company has complied with the provisions of the Companies Act and all returns, particulars, resolutions and other documents required under any legislation to be filed with or delivered on behalf of the Company to the Registrar of Companies or to any other authority whatsoever have been properly prepared and duly filed or delivered and were correct.

4.2	Each Group Company has at all times conducted its business and dealt with its assets in material compliance with all applicable laws.

4.3
No Group Company nor any Employee or Former Employee has been convicted of an offence in relation to the business or affairs of the Group Company. All Employees and all people engaged in the business of and who are providing services to any Group Company have in the conduct of their duties materially complied with all applicable laws.

Companies Act Investigations

4.4	No application has been made for the appointment of an inspector to investigate the affairs of the Company and no such application is threatened, anticipated or likely.

Court Orders

4.5
No Group Company nor any officer of any Group Company is the subject of, or affected by, any court order; and no Group Company nor any officer of any Group Company is otherwise the subject of or affected by any proceedings instituted by or against any person as a result of any investigation of any company’s affairs.

Inspector’s Reports

4.6
The Company is not identified or referred to in any inspector’s report and no inspector has been appointed to investigate the ownership of the Company or such other matters as are provided for in Part 13 of the Companies Act and no person has been required to give any public authority any information as to the persons interested in shares or debentures of the Company. No directions have been given to the Company in relation to the production of documents or the answering of questions pursuant to Part 13 of the Companies Act.

Restrictions

4.7
No shares in or debentures of the Company are or have been subject to section 768 of the Companies Act and the Company is not legally or beneficially interested in any shares in or debentures of any company which are the subject of any restriction under section 768 of the Companies Act.

Disclosure of Interests in Shares

4.8
Any person who is or has at any time been required under section 261 to section 265 of the Companies Act to notify the Company of its interests in any shares in or debentures of the Company has duly complied at all times with his obligations under section 261 to section 265 of the Companies Act.

Transactions Involving Directors

4.9	Save as Disclosed in the Disclosure Letter, the Company has not been a party to any transaction to which any of the provisions of Chapters 3 and 4 of Part 5 of the Companies Act may apply.

Notification by Auditors

4.10	No Auditor of the Company has made any notification to the Director in relation to the Company nor indicated any matter which could or might give rise to such a notification.

5	Accounts

Accounts True and Accurate

5.1
The Accounts are true, complete and accurate in all respects and have been prepared in accordance with the requirements of the Companies Act and all other applicable statutes and laws and in accordance with generally accepted accounting principles and all statements of standard accounting practice applicable in Ireland and on a basis consistent with the audited accounts of the Company for all prior accounting periods, and:

5.1.1
give a true, complete and accurate view of the assets, liabilities (whether actual or contingent and whether or not quantified or disputed), commitments and financial position and affairs of the Company as at the Accounts Date and of the results of the Company for its financial period ending on the Accounts Date;

5.1.2
make full provision or reserve for all liabilities (whether actual, future or contingent and whether or not quantified or disputed) and capital commitments the Company outstanding at the Accounts Date;

5.1.3	make full provision or reserve (in accordance with the principles set out in the notes included in the Accounts) for:

5.1.3.1
all Taxation for which the Company was liable either on the Accounts Date or at any time thereafter with reference to the profits, gain, income, earnings or activities of the Company (or any other events occurring, or deemed for Tax purposes to occur, on or prior to the Accounts Date) for any period ending on or before the Accounts Date; and

5.1.3.2	all distributions, dividends, loans, advances and payments paid, due, payable, declared or made prior to the Accounts Date;

5.1.4
make adequate provision or reserve for depreciation and amortisation of fixed assets of the Company having regard to their original cost and estimated life and include no fixed or current assets at a value greater than their purchase price or production cost or (in the case of current assets) their net realisable value at the Accounts Date;

5.1.5
include all of the stock in trade (including raw material and packaging) and work-in-progress of the Company at the lower of cost and net realisable value and write-off or write-down (as appropriate) all redundant, obsolete and slow moving stock in trade (including raw material and packaging) and value stock in trade (including raw material and packaging) and work-in-progress;

5.1.6	make proper and adequate provision or reserve for all bad and doubtful debts;

5.1.7	do not overstate the value of current or fixed assets; and

5.1.8	do not understate any liabilities (whether actual or contingent).

No Extraordinary Items

5.2
The financial position and results shown by the Accounts have not (except as therein Disclosed) to any material extent been affected by any extraordinary or exceptional items or by inconsistencies of accounting practice or by any non-recurring items of income or expenditure or by transactions entered into otherwise than on ordinary and usual commercial terms or by any other factor rendering such financial position and results unusual or misleading in any material respect.

Deferred Taxation

5.3	Where provision for deferred Taxation is not made in the Accounts, full details of the amounts of deferred Taxation have been Disclosed in the Disclosure Letter.

Annual Return Date

5.4	The annual return dates of the Company is, and at all times has been, 31 December.

Management Accounts

5.5
The Management Accounts have been prepared in accordance with the accounting policies of the Company adopted in the Accounts and on a basis consistent with the previous monthly management accounts of the Company and show a fair view of the assets and liabilities, profits and losses of the Company as at and to the Management Accounts Date.

6	Transactions since the Accounts Date

Transactions

6.1	Since the Accounts Date, the Group has carried on its business in the ordinary and usual course and without any alteration in the nature of its business.

No Material Adverse Change

6.2
Since the Accounts Date, there has been no material adverse change in the turnover, assets or liabilities (whether actual or contingent) financial or trading position or prospects of the Group and no part of the business of the Group has been affected by any abnormal factor.

Distributions

6.3
Since the Accounts Date, no dividend or bonus or distribution of capital or income has been or is treated as having been declared, made or paid in respect of any share capital of the Company and (excluding fluctuations in overdrawn current accounts with bankers) no loan or loan capital of the Group has been repaid in whole or in part or has become liable to be repaid.

Agreements and Transactions

6.4
Since the Accounts Date, no Group Company has entered into any agreement or transaction for the sale or purchase of any assets other than the sale or purchase of trading stock in the ordinary and usual course of business.

Payments

6.5
Since the Accounts Date, the Company has not paid or agreed to pay to any person any amount, sum or other compensation for loss of office, remuneration, emoluments, expenses or other payments or benefits whatsoever (whether or not gratuitous) other than those which are deductible from the profits of the Company in computing its corporation tax.

Debts, Liabilities and Losses

6.6	Since the Accounts Date:

6.6.1	each Group Company has paid its creditors in accordance with their credit terms and there are no amounts owing by any Group Company which have been due for more than 12 (twelve) weeks;

6.6.2	there has not been any material damage, destruction or loss (whether or not covered by insurance) to or affecting any assets of the Group;

6.6.3	the Group has not by doing, or omitting to do, anything prejudiced its goodwill;

6.6.4	the value of the net realisable assets of the Group have not fallen below the value specified in the Accounts; and

6.6.5	the Group has not repaid, or become liable to repay, any loan or indebtedness in advance of its stated maturity, save intercompany repayments.

7	Debts

Book Debts

7.1
No part of the amounts included in the Accounts, or subsequently recorded in the books of any Group Company, as owing by any debtors is overdue by more than 12 (twelve) weeks, or has been released or reduced on terms that any debtor pays less than the full book value of his debt, or has been deferred or subordinated or has been written off, or has proved to any extent to be irrecoverable, or is now regarded by the Group as irrecoverable in whole or in part.

Recovery from Debtors

7.2
So far as each Seller is aware, the amounts due from debtors as at Completion will be recoverable in full, in the ordinary and usual course of business, and, to the knowledge of the Sellers, in any event not later than 12 (twelve) weeks after Completion, and none of those debts is subject to any counter-claim or set off, except to the extent of any such provision or reserve.

Disclosure of Debts

7.3	There are no debts owing by or to the Group other than debts which have arisen in the ordinary and usual course of its business and which do not involve an aggregate amount in excess of $30,000.

Factoring of Debts

7.4	The Group has not factored any of its debts, or engaged in financing of a type which would not require to be shown or reflected in its audited accounts.

Aggregate of Debts due to the Group

7.5
The Group has not loaned any money which has not been repaid to it nor owns the benefit of any debt (whether or not due for payment), other than debts which have arisen in the ordinary and usual course of its business and which do not (when aggregated with the debts of the Company) involve an aggregate amount in excess of $30,000.

8	Bank and Other Borrowings

Financial Liabilities and Loans

8.1
True, complete and accurate details of the Facilities at the date hereof (including the amounts outstanding pursuant to such Facilities as at the date hereof (including, but not limited to, interest, gross-up obligations, related Tax liabilities) are Disclosed in the Disclosure Letter together with true and correct copies of all documents relating thereto and the Group has not done anything nor are there or have there been circumstances whereby the continuance of any of the Facilities in full force and effect might be affected or prejudiced or which may give rise to any alteration in the terms and conditions of same and the Group is not in default under any of the Facilities or under any guarantee of, or security or indemnity for, any indebtedness and there is no reason why any of the Facilities, guarantee, security or indemnity should be called or the liabilities thereunder accelerated before their due date (if any) or any Facilities terminated.

Notices Requiring Repayment

8.2
The Group has not received notice (whether formal or informal) from any lenders of money to the Group, requiring repayment or intimating the enforcement by the lender of any security which it may hold over any assets of the Group and there are no circumstances likely to give rise to a notice.

Bank Accounts

8.3
The Disclosure Letter contains bank statements as of the day prior to the execution of this Agreement of the credit and debit balances of all bank and deposit accounts of the Group together with details of the signatories to such accounts and since the date of such statements there have been no payments out of any such accounts save for routine payments in the ordinary and usual course of its business and the present balances of such accounts are not and will not on Completion be materially different from the balances shown on such statements.

Total Borrowings

8.4
The total amount borrowed by the Group (as determined in accordance with the provision of the relevant instrument) from each of its bankers does not exceed its approved limit under the Facilities and the total amount borrowed by the Group from whatever source does not exceed any limitation on its ability to borrow contained in the relevant Group Company’s constitution (or equivalent governing documents) or any other agreement, deed or document binding upon it.

Guarantees and Indemnities

8.5	None of the Facilities are dependent on the guarantee or indemnity of, or any security provided by, a third party other than the Company.

Effect of Agreement

8.6
Neither the acquisition of the Sale Shares by the Purchasers nor any other thing contemplated in this Agreement, will or is likely to result in any of the Facilities being terminated or maturing prior to its stated maturity.

Working Capital

8.7
Having regard to the Facilities, the Company has sufficient Working Capital for the purposes of continuing to carry on its business, in its present form and at its present level of turnover and for the purposes of executing, carrying out and fulfilling, in accordance with their terms, all orders, projects and contractual obligations which are binding upon it and remain outstanding.

9	Solvency

Insolvency Proceedings

9.1
No order has been made or petition presented or resolution passed or proceedings or action taken or ground arisen for the winding up of any Group Company or for or with a view to appointing an examiner, receiver, administrator, trustee or other similar officer to any Group Company nor has any distress, execution, sequestration, attachment or other process been levied or entered upon or sued out in respect of any Group Company or against any property or asset of any Group Company nor is any of the foregoing in the process of being so levied, entered upon or sued out, nor is there any unfulfilled or unsatisfied judgment, court order or award outstanding against any Group Company.

Solvency of Group Companies

9.2
No Group Company has ceased payment of any debt nor is any Group Company insolvent or unable to pay its debts within the meaning of section 509 or 570 of the Companies Act. No notice has been served on any Group under section 570 of the Companies Act and no arrangement has been or is about to be entered into by any Group Company under section 453 or section 676 of the Companies Act and no encumbrancer has taken possession or attempted to take possession of or exercised or attempted to exercise any power of sale in respect of the whole or any part of the undertaking, property, assets or revenues of any Group Company and there exist no circumstances under which a receiver may be appointed by any person over the whole or any part of the undertaking, property, assets or revenues of any Group Company and there is no unfulfilled or unsatisfied judgment, ruling, order, award, decree or directive outstanding against any Group Company and there has been no delay by any Group Company in the payment of any obligation due for payment.

10	Data Privacy

10.1
For the purposes of this paragraph 10 only, unless the context otherwise admits or requires, capitalised terms used but not elsewhere defined in this Agreement shall have the meaning given to them by the GDPR.

10.2	The Group Companies, their officers, employees, and any processors acting on its behalf are and have at all times complied with Data Protection Laws, including:

10.2.1	requirements relating to requests from individuals for the exercise of their rights in relation to Personal Data held by the Group Companies;

10.2.2	data protection obligations set out in the Data Protection Laws;

10.2.3	requirements relating to the processing of Personal Data by a Processor on behalf of the Group. For the purposes of this sub-paragraph 10.2.3, "processing" has the meaning set out in the GDPR;

10.2.4	carrying out data protection impact assessments;

10.2.5	requirements for making available and communicating to Data Subjects (as defined by the GDPR) appropriate privacy notices and other such transparency information required by Data Protection Laws;

10.2.6	obtaining valid consents from Data Subjects in relation to the processing of their Personal Data, including special category Personal Data or Personal Data referred to in Article 10 of the GDPR; and

10.2.7	requirements in relation to direct marketing.

10.3
All Personal Data has been collected, processed, transferred, disclosed, shared, stored, protected and used by the Group Companies in accordance with all applicable Data Protection Laws. The Group Companies have in place policies and procedures for the proper collection, use, storage, retention, sharing and security of Personal Data and each has implemented regular staff training, use testing or audits to ensure and monitor compliance with such policies and procedures. The Group Companies are in compliance with, and have at all times been in compliance with, such policies and procedures.  Such policies and procedures  comply with Data Protection Laws.

10.4
In compliance with Data Protection Laws and in accordance with good industry practice, all Group Companies have implemented appropriate technical, physical, and organizational measures and security systems and technologies to ensure the integrity and security of Personal Data and all Group Company data and to prevent any destruction, loss, alteration, corruption or misuse of or unauthorized disclosure or access thereto.

10.5
No Group Company has been or is currently: (i) under audit or investigation by any authority, including regarding collection, processing, transfer, disclosure, sharing, storing, protection and use of Personal Data, or (ii) subject to any third party notification (including by a data subject request; by a regulator), claim, demand, complaint, notice, audit or action in relation to Personal Data, including a notification, a claim, a demand, or an action alleging that any Group Company has, including but not limited to, collected, processed, transferred, disclosed, shared, stored or used Personal Data in violation of applicable Data Protection Laws.

10.6	No Group Company is required under Data Protection Laws to appoint a Data Protection Officer.

10.7	The performance of this Agreement will not violate any Data Protection Laws, or any other privacy or data security requirements or obligations imposed under any contracts on any Group Company.

11	Information Technology and E-Commerce

Ownership and Licences

11.1
The Group is the absolute and unencumbered legal and beneficial owner of all Computer Systems or has all necessary rights and / or licences from the owner of the Computer Systems to use the Computer Systems in the manner in which such Computer Systems are used, or are anticipated to be used following Completion, in carrying on the Business (and details of the relevant rights and / or licences are set out in the Disclosure Letter).

Breach of Rights or Licences

11.2
No Group Company, its sub-licensees, nor any other person, is in breach of any rights, obligations and / or licences pursuant to which a Group Company uses the Computer Systems and such rights and / or licences are not restricted as to number of users (or, in the case of Software, to the processor on which the Software runs).

Third Parties

11.3
No Group Company has granted any rights and / or licences in respect of the Computer Systems to any third party and does not use the Computer Systems on behalf of any third party, save as Disclosed in the Disclosure Letter.

Third Party Rights

11.4
No Group Company is using any Computer Systems that infringe any rights of any third party and no Group Company has received notice and is not aware of any actual or threatened claim that its use of or benefit from any of the Computer Systems is invalid or infringes any rights of any third party.

Disaster Recovery and Business Continuity

11.5
Each Group Company has appropriate disaster recovery and business continuity procedures and policies in place which comply with Data Protection Laws and have been tested and which accord with good industry standards and contracts with reputable independent service providers (not being a Group Company or Seller) (full details of which are set out in the Disclosure Letter) that will enable such Group Company to continue all computing, communications and data processing operations which are material to the Business without material disruption or delay.

Security

11.6
The Group has adequate policies and procedures in place which comply with Data Protection Laws and accord with good industry standards to ensure internal and external security of the Computer Systems including (without limitation) procedures preventing Security Incidents (as described in paragraph 11.7 below) and other unauthorised access, introduction of a virus, worm, Trojan horse, cancelbot, logic bomb or similar threats, and for storage of on-site and off-site back-up copies of Software and data.

Breakdowns and Interruptions

11.7
No Group Company has experienced any material failures or breakdowns of any Computer System which have significantly disrupted or interrupted the Business to any material extent, including any incident or breach of security, in which Personal Data was or may have been stolen, lost, unavailable, destroyed, altered or improperly accessed, disclosed or used without authorization (“Security Incident”), and no Group Company is aware of any facts suggesting the likelihood of the foregoing. No circumstance has arisen in which any Data Protection Law would require any Group Company to notify a person or governmental authority of a Security Incident.

Purchasers will Acquire Control

11.8
Following Completion the Purchasers will have control of the Computer Systems and will be able to secure their continued operation without any interruption, impairment or loss of any functions and without reliance on the Sellers or any member of a Seller Group.

Rights Subsisting

11.9
Any contract, right, entitlement or licence of the Group referred to in this paragraph 11 is valid and subsisting and not terminable (other than by a Group Company) on 12 (twelve) months’ notice or less and no person has the right to terminate it due to any change in control of the Company or as a result of the execution or completion of this Agreement.

Web Sites and E-Commerce

11.10
All websites or other internet and / or e-commerce platforms of the Group comply in all material respects with the European Communities (Directive 2000/31/ EC) Regulations 2003 and Data Protection Laws.

Distance Selling

11.11
To the extent that any Group Company enters into Distance Contracts and / or Distance Contracts for the Supply of a Financial Service, it has at all times complied in all material respects with the obligations and requirements of the Distance Contract Regulations.

12	Intellectual Property, Confidential Information and Know-How

Ownership and Right to Use

12.1	All Corporate Intellectual Property is:

12.1.1	legally, beneficially and exclusively owned by the Group and is free from all licences and Encumbrances except as set out in the Disclosure Letter; or

12.1.2	lawfully used by the Group under a valid and subsisting licence from a third party in favour of a Group Company (full details of which are set out in the Disclosure Letter).

Validity, Renewals and Extensions

12.2
All Corporate Intellectual Property that is capable of registration has been duly registered or is the subject of an application for registration. Details of all registrations or applications for registration of Corporate Intellectual Property are set out in the Disclosure Letter.

Challenges and Infringement

12.3	As of Completion:

12.3.1
No allegations, threats, oppositions or proceedings have been brought or made against any Group Company concerning any Corporate Intellectual Property, nor have claims been made impugning the title, validity, application or enforceability of any Corporate Intellectual Property.

12.3.2
None of the Computer Systems, Know-How, processes employed, products made or services provided by the Group infringe the Intellectual Property of third parties, or make the Group liable to pay a fee or royalty not otherwise Disclosed and no allegation, threat or claim (whether in writing or otherwise) has been made, or proceedings brought, against the Group, asserting that it infringes the Intellectual Property of any third party;

12.3.3	No actual or threatened proceedings against the Group for infringement of Intellectual Property have been settled by the giving of undertakings which are still binding on the Group; and

12.3.4	So far as each Seller is aware, no third party is infringing any Corporate Intellectual Property.

Licences and Agreements

12.4	All licence fees and royalty payments relating to the use of Corporate Intellectual Property have been paid in full and no claim for unpaid sums is outstanding.

12.5
No Group Company is in breach of any rights and / or licences pursuant to which the Group uses Corporate Intellectual Property and the Group has not received any notice of a complaint arising from its use of such Corporate Intellectual Property.

12.6
Details of all licences, sub-licences, agreements and permissions in relation to the use by third parties of Corporate Intellectual Property owned by, or licensed to, the Group are set out in the Disclosure Letter and the Group has not otherwise granted, nor has it agreed to grant, any licence, sub-licence, assignment or other right in respect of Corporate Intellectual Property to any third party.

Confidential Information and Know-How

12.7	The Group is entitled, without restriction, to use all Confidential Information and Know-How required in connection with the Business (whether its own or a third party’s).

12.8
The Group has not (save in the ordinary course of its business and then only pursuant to valid and subsisting written confidentiality or non-disclosure agreements (full details of which are set out in the Disclosure Letter)) disclosed, or permitted to be disclosed, or undertaken or arranged to disclose, to any person other than the Purchasers (or their professional advisers) any Confidential Information.

12.9	No additional information is required by the Purchasers to enable it to take full benefit of the Know-How in order to carry on the Business.

12.10
The Know-How is adequately documented and recorded so as to enable the Purchasers to take full benefit of the Know-How without undue reliance or dependence on any particular employees of and / or consultants to the Group.

13	Agreements and Arrangements

Powers of Attorney and Agency

13.1
There are in force no powers of attorney or other rights of representation given by any Group Company and no person, as agent or otherwise, is entitled or authorised to bind or commit any Group Company to any obligation not in the ordinary and usual course of its business.

Contracts and Undertakings

13.2	No Group Company is a party to or bound by, and no asset of any Group Company is affected by:

13.2.1	any contract of guarantee, agreement for indemnity or suretyship (whether given by or for the accommodation of such Group Company);

13.2.2	any contract for services (other than contracts in the ordinary and usual course of business or for the supply of gas, water, electricity or similar ordinary and usual office services);

13.2.3	any consultancy, secondment or other agreement for the provision of the services of any person by or to a Group Company;

13.2.4	any contract, transaction, agreement or arrangement which may be terminated as a result of any change in the control, management or shareholders of the Company;

13.2.5
any contract, agreement, commitment, obligation or arrangement (that is unlikely to have been fully performed in accordance with its terms more than 12 (twelve) months after the date on which it is entered into or undertaken);

13.2.6	any contract, transaction, agreement or arrangement for a fixed term of more than 12 (twelve) months;

13.2.7
any contract made otherwise than in the ordinary and usual course of its business or which (whether or not it is in the ordinary and the usual course of its business) is unusual or onerous in the context of the business of the Company;

13.2.8
any agreement or arrangement which involves or is likely to involve the supply of goods by or to such Company the aggregate sales value of which would represent in excess of 10% (ten per cent) of the turnover of the Group by reference to the Accounts;

13.2.9
any agreement or arrangement (including any agency, distributorship, marketing, purchasing, manufacturing or licensing agreement or arrangement) which in any way restricts the ability or freedom of the Group to carry on the whole or any part of its business in any part of the world in such manner as it thinks fit;

13.2.10	any agreement, decision or concerted practice which has as its object or effect the prevention, restriction or distortion in competition of trade in any goods or services in any market or territory;

13.2.11	any contract, transaction, agreement or arrangement otherwise than by way of bargain at arm’s length;

13.2.12	any sale or purchase option or similar contract or arrangement affecting any asset owned or used by the Group or by which a Group Company is bound;

13.2.13	any contract which cannot readily be fulfilled or performed by the Group on time or without undue or unusual expenditure of money or effort or personnel;

13.2.14	any agreement or arrangement whereby the Group is, or has agreed to become, a party to any exclusive manufacturing, production, supply, distribution, agency or trading rights or obligations;

13.2.15	a contract for hire or rent, hire purchase, or purchase by way of credit sale or periodical payment;

13.2.16
any agreement or arrangement which will or may by virtue of the acquisition of the Sale Shares by the Purchasers or other performance of the terms of this Agreement, result in any other person who is party to such agreement or arrangement being relieved of any obligation (whether contractual or otherwise) or becoming entitled to exercise any right of termination of such agreement or arrangement or to determine any right or benefit enjoyed by the Group or to exercise any right, whether under an agreement or arrangement with, or otherwise in respect of the Group;

13.2.17
any agreement or arrangement which will or may by virtue of the acquisition of the Sale Shares by the Purchaser or other performance of the terms of this Agreement (alone or together with any other event) (i) entitle any officer or employee of any Group Company to terminate their employment or receive any payment or other benefit or (ii) result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended;

13.2.18	any undertaking or assurances given to any court or governmental agency, which is still in force;

13.2.19
save in the ordinary course of its business, any agreement or arrangement which involves or is likely to involve an aggregate expenditure by the Group in excess of $30,000 or which when aggregated with all such expenditure by the Group is likely to involve expenditure in excess of $50,000;

13.2.20	any agreement, arrangement, contract or transaction which is incapable of termination in accordance with its terms, by a Group Company, on 60 (sixty) days’ notice or less;

13.2.21	any agreement, arrangement, contract or transaction which is of a loss-making nature (that is, known to be likely to result in a loss to the Group on completion of performance);

13.2.22
any agreement, arrangement, contract or transaction which involves, or is likely to involve, obligations or liabilities which, by reason of their nature or magnitude, ought reasonably to be made known to the intending purchasers of the Sale Shares; or

13.2.23
any agreement or arrangement which involves payment by it of amounts determined by reference to fluctuations in the index of retail prices or any other index or in the rate of exchange for any currency.

14	Assets

Ownership of Assets

14.1
The assets included in the Accounts or acquired since the Accounts Date (other than trading stock subsequently disposed of in the ordinary and usual course of business or trading stock acquired subject to retention or reservation of title by the supplier or manufacturer thereof and Disclosed in the Disclosure Letter) and all assets used by the Group:

14.1.1
are legally and beneficially owned by a Group Company free from any Encumbrance or any agreement or commitment to grant, give or create any Encumbrance and the relevant Group Company has good and marketable title to such assets;

14.1.2	are not the subject of any agreement for lease, hire, hire purchase, conditional purchase or sale on deferred terms save as Disclosed in the Accounts and the Disclosure Letter;

14.1.3	are in the possession and under the control of the Group; and

14.1.4	comprise all the assets necessary to enable the Group to carry on its business fully and effectively in the ordinary and usual course.

Condition of Plant and Machinery

14.2	The plant, machinery, apparatus, implements, computers, vehicles and other chattels and equipment used in connection with the business of the Group:

14.2.1	are in a good and proper and safe state of repair and condition and satisfactory working order and have been regularly and properly maintained;

14.2.2
are all capable and (subject to ordinary and usual wear and tear) will remain capable throughout the respective periods of time during which they are each written down to a nil value in the accounts of the relevant Group Company of doing the works for which they were designed or acquired;

14.2.3	are not expected to require replacements or additions at an aggregate cost in excess of $30,000 within a period of 12 (twelve) months immediately after Completion.

14.2.4	are not to any extent surplus to requirements.

Condition of Stock in Trade

14.3
Save as Disclosed in the Disclosure Letter, the stock in trade of the Group is in good condition and is capable of being sold by the Group in the ordinary and usual course of its business in accordance with its current price list without rebate or allowance to a purchaser. The stock in trade (including raw material and packaging) of the Group is not excessive and is adequate in relation to the current trading requirements of the business of the Group. None of the stock in trade is obsolete, slow moving, unusable, unmarketable or inappropriate or of limited value in relation to the current business of the Group and no contracts are outstanding which are likely to effect this.

Work-in-Progress

14.4	The current work-in-progress of the Group is adequate to maintain the current cash flow and profitability of the Group.

Rental Payments

14.5
Save as Disclosed in the Disclosure Letter, no circumstance has arisen or is likely to arise in relation to any asset held by the Group, under a lease or similar agreement, whereby the rental payment has been, or is likely to be, increased.

No Defective Products

14.6
The Group has not manufactured, sold or supplied products which are, or were, or will become, in any material respect faulty or defective, or which do not comply in any material respect with any warranties or representations, expressly or impliedly made by the Group, or with all applicable regulations, standards and requirements.

No Service Liabilities

14.7
The Group is not subject to any liability or obligation (save as may be implied by law) to service, repair, maintain, take back or otherwise do or not do anything in respect of any goods that have been, or are in the future delivered by it.

15	Suppliers and Customers

Aggregate Purchases and Sales

15.1	Details of the top 5 supplier and customer arrangements in respect of the Group have been Disclosed in the Data Room.

15.2
No supplier or customer (including any person in any way connected with such supplier or customer) has accounted for more than 10% (ten per cent) of the aggregate amount of all purchases or sales of the Group in any of the 3 (three) financial periods immediately prior to the Accounts Date and since the Accounts Date no supplier or customer has accounted for more than 10% (ten per cent) of the aggregate purchases or sales effected by the Group since the Accounts Date.

Level of Trading

15.3
No substantial customer or supplier of the Group has during the period commencing 18 (eighteen) months prior to the Accounts Date and ending on the date hereof ceased or indicated an intention to cease trading with or supplying the relevant Group Company or is likely to reduce substantially its trading with or supply to the Group and so far as each Seller is aware the attitude or actions of customers, suppliers and employees with regard to the Group will not be prejudicially affected by the execution or completion of this Agreement.

Loss of Customers and Disputes

15.4
The Group has not during the period commencing 18 (eighteen) months prior to the Accounts Date and ending on the date hereof been and is not likely to be materially and adversely affected by the loss of any important customer or supplier or by any abnormal fact in relation to a customer or supplier or by any disputed matter which would adversely affect its relationship with any of its customers or suppliers.

16	Directors and Employees

Restriction or Disqualification

16.1
No Director of any Group is subject to a restriction order pursuant to section 150 of the Companies Act or a disqualification order pursuant to Part 4 Chapter 4 of the Companies Act or any similar or equivalent restriction or disqualification order in any other jurisdiction.

Number of Directorships

16.2
The number of directorships of private companies held by any Director of any Irish Group Company does not and has not since 21 February 2000 exceeded 25 (where directorships of a company and one or more of its subsidiaries count as one directorship).

Schedule of Employees

16.3
The particulars shown in the Schedule of Employees contained in the Disclosure Letter set out full particulars of the dates of commencement of employment or appointment to office, and the terms and conditions of employment of all of the employees and officers of the Group at the date hereof and show all remuneration payable and other benefits and privileges provided or which the Group is bound or accustomed to provide or make to each officer and employee of the Group or which is the subject of any industry standard or practice (whether or not having legal or contractual effect) and are true and complete and accurate in all material respects.

Changes in Remuneration

16.4	During the period to which the Accounts relate and since the Accounts Date:

16.4.1
no change has been made in the rate of remuneration, or the emoluments or pension benefits, of any officer, former officer or senior executive of the Group (a senior executive being a person in receipt of remuneration in excess of $80,000 per annum) nor is any Group Company under any obligation to make such a change nor has it made any provision to alter same; and

16.4.2	no change has been made in any other terms of employment of any such officer or senior executive.

Termination of Contracts

16.5
All subsisting contracts of service (or contracts for services) between the Group and any of its directors, officers or employees, are terminable at any time on 3 (three) months’ notice or less without compensation (other than any compensation payable by statute).

Service Agreements

16.6	No contract of service exists between any Group Company and a director or employee in relation to which any of the relevant requirements of section 249 of the Companies Act have not been fulfilled.

Basis of Remuneration

16.7
No officer or employee of the Group is entitled to any remuneration, loan, commission or other emoluments of whatever nature calculated by reference to the whole or part of the turnover, the profits or sales of the Group and the Group is not party to or bound by any share option, profit sharing, bonus or commission scheme (whether discretionary or otherwise) in respect of any of its officers or employees.

Maximum Remuneration Owed

16.8	There are no amounts owing to any present or former officers or employees of the Group, other than remuneration accrued due or for reimbursement of business expenses.

Negotiations on Remuneration

16.9	There are no negotiations nor are any negotiations contemplated, scheduled or requested for any increase in the remuneration or benefits of any officer or employee of the Group.

Recognition of Trade Union

16.10
The Group has not entered into any recognition agreement with a trade union nor has it done any act which might be construed as recognition and there are no agreements or other arrangements (whether or not legally binding) between the Group and any trade union or other body representing employees.

Industrial Disputes

16.11
The Group, and none of its respective employees, is involved in any industrial dispute, and so far as each Seller is aware no circumstances exist which might suggest that there will or may be any industrial dispute involving the Group, or that any of the provisions of this Agreement may lead to an industrial dispute.

Claims Pending

16.12
There are no claims pending or threatened, or capable of arising, against the Group, by an employee or workman or third party, in respect of any accident or injury, which are not fully covered by insurance.

16.13
In the last three (3) years, there has not been any action relating to, or material allegation of or relating to, any act of or relating to sex-based discrimination, sexual harassment or sexual misconduct, or breach of any sex-based discrimination, sexual harassment or sexual misconduct policy of any of the Group Companies relating to the foregoing, in each case involving any of the Group Companies or any current or former officer or employee, nor has there been any settlements or similar out-of-court or pre-litigation arrangement relating to such matters, nor, so far as the Group Companies are aware, is any such action threatened.

Executives in Employment

16.14
No executive or officer of any Group Company, who is in receipt of remuneration in excess of $80,000 per annum, has given or received notice terminating his employment, except as expressly contemplated in this Agreement, and no such executive or officer will be entitled to give such notice as a result of the provisions of this Agreement and so far as each Seller is aware no such executive or officer is likely to leave a Group Company (whether by reason of an existing agreement or arrangement or as a result of the proposed acquisition of the Sale Shares by the Purchasers) after Completion.

Rights of Reinstatement

16.15	No past employee of any Group Company has a right to return to work or has or may have a right to be reinstated or re-engaged under any relevant legislation.

Redundancy Payments

16.16	No Group Company is liable to make any redundancy payment to any person under any relevant legislation.

Liability to Employees

16.17	Save to the extent (if any) to which provision or allowance has been made in the Accounts:

16.17.1
no liability has been incurred by any Group Company for breach of any contract of service or for services, for redundancy payments, protective awards or for compensation for wrongful dismissal, unfair dismissal or a discriminatory dismissal or for failure to comply with any order for the reinstatement or re-engagement of any present or former officer or employee or for any other liability accruing from the termination of any contract of employment or for services;

16.17.2
no Group Company has made or agreed to make any payment or provided or agreed to provide any benefit to any present or former officer or employee or any dependent of any such former officer or employee in connection with the actual or proposed termination or suspension of employment or variation of any contract of employment of any present or former officer or employee; and

16.17.3
no claims have been made for equal pay, discrimination, sexual or other harassment nor are any such claims threatened or pending nor so far as each Seller is aware are there any facts or circumstances which may give rise to such a claim being made.

Compliance with Obligations

16.18	Each Group Company has in relation to each of its employees and officers (and, so far as relevant, to each of its former employees and officers):

16.18.1
complied with all obligations imposed on it by, and all orders and awards made under all statutes, regulations, codes of conduct and practice, customs and practices relevant to the relations between it and its employees or the conditions of service of its employees;

16.18.2	complied with all recommendations made in any arbitration awards and with all awards and declarations made by an arbitrator; and

16.18.3	maintained current, adequate and suitable records regarding the service of each of its employees.

Training Scheme Levies

16.19
There are no training schemes, arrangements or proposals in existence at the date hereof nor have there been any such schemes, arrangements or proposals in the past in respect of which a levy may henceforth become payable by a Group Company.

17	Pensions

Details of Pensions Schemes

17.1
With the exception of the Pension Schemes there is not in existence nor has any proposal been announced or commitment given or promise made to establish any retirement, death or disability or other benefit scheme for officers or employees (or any dependant of any of them) of the Group nor is any Group Company under any obligation (whether or not legally binding, established by custom or Approved) to or in respect of any Employee (or any dependant of any of them) of a Group Company with regard to retirement, death or disability or other benefits pursuant to which a Group Company is or may become liable to make payments and no pension or retirement or sickness gratuity is currently being paid or has been promised by a Group Company to or in respect of any present or former officer or employee (or any dependant of any of them) of a Group Company.  For the avoidance of doubt, none of the Group Companies has ever sponsored, maintained, administered or contributed to, or has ever had or is reasonably expected to have any direct or indirect liability in respect of, (i) any defined benefit pension plan (as defined in Section 3(35) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) or (ii) any Pension Scheme subject to Section 412 of the IRC, Section 302 of ERISA or Title IV of ERISA, including a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

Revenue Approval

17.2	The Pension Schemes are Approved and each Seller is not aware of any matter or circumstance which might prejudice such approval.

Actuarial Valuation

17.3
Details of the pension benefit scheme (if any) (the “Main Scheme”) has been Disclosed in the Disclosure Letter and the actuary who signed that valuation is the present actuary to the Main Scheme. There has been Disclosed in the Disclosure Letter the basis on which each Group Company contributes to the Pension Schemes and no Group Company has, since the date of the last actuarial valuation of the Pension Schemes, discontinued contributions to the Pension Schemes and pending Completion each Group Company (where applicable) shall continue to contribute to the Pension Schemes on such basis.

Funding of Main Scheme

17.4
The Main Scheme is fully funded and no sums other than the Group’s ongoing contributions as referred to in paragraph 17.3 have since the last actuarial valuation or will in the future become payable by any Group Company to secure or otherwise fund in full any pension or other benefit in respect of service prior to Completion of any employee or former employee or other person entitled to benefit thereunder. The actuarial basis and assumptions to be used for calculating the funding of the Main Scheme are those set out in the last actuarial valuation.

Deeds and Documents

17.5
There are attached to the Disclosure Letter particulars of the Pension Schemes being complete copies of the trust deeds, the latest explanatory booklet and the most recent annual reports. in the case of any of the Pension Schemes which has been converted from a defined benefit basis to a defined contribution basis the members of such scheme were, prior to such conversion, fully informed of the reasons for and consented to such conversion.

Contributions

17.6	All contributions and expenses which under the Pension Schemes have become payable up to Completion have been or will at the Completion Date be duly and punctually paid.

Discretionary Practices

17.7	Full details in writing are set out in the Disclosure Letter of:

17.7.1	all discretionary practices in relation to the Pension Schemes; and

17.7.2
the current terms applicable on early retirement (voluntary or as a result of ill health or redundancy), late retirement, commutation, optional dependant’s pension and other optional arrangements under the Pension Schemes.

Exercise of Trustee Powers

17.8	Save as Disclosed no power or discretion has been exercised under the Pension Schemes:

17.8.1	to augment or provide a benefit which is not otherwise augmented or provided under the Pension Schemes:

17.8.2	to pay a contribution thereto which would not otherwise have been paid; or

17.8.3	to admit to membership an employee or officer who would not otherwise have been eligible.

Compliance with Legislation – Pensions Schemes

17.9	The Pension Schemes have at all times complied and been duly administered in accordance with all applicable legislation, regulations and requirements including (without limitation):

17.9.1	the provisions of the Pensions Act 1990 (and any regulations made thereunder);

17.9.2	the requirements of the retirement benefits district of the Revenue Commissioners for exempt approval and of the Pensions Authority;

17.9.3	Article 157 of the TFEU; and

17.9.4	the documentation by which it is constituted and governed.

Compliance

17.10
Each Group Company has duly complied with all its obligations under the Pension Schemes.  Each Pension Scheme that is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, is the subject of a favourable determination letter or is entitled to rely on an advisory or opinion letter from the Internal Revenue Service and no circumstances exist with respect to any such Pension Scheme that would reasonably be expected to cause the loss of such qualification or exemption.

Disputes

17.11
No actions, suits or claims (other than routine claims or benefits) have been made or are pending in respect of the Pension Schemes by or against the trustees of the Pension Schemes, or any Group Company or any employer participating in the Pension Schemes.

17.12	There is no dispute about benefits payable under the Pension Schemes. There are no circumstances which might give rise to any such action, suit, claim or dispute under the Pension Schemes.

17.13	No report with respect to the Pension Schemes has been made to the Pensions Authority under Part VIII of the Pensions Act 1990 or otherwise.

18	Safety, Health and Welfare at Work

Compliance with Legislation

18.1
The Group has duly discharged its duties and performed its obligations under, and in compliance with, the Safety in Industry Acts 1955 and 1980 (the “SIAs”) and under the Safety, Health and Welfare at Work Act 2005 (the “SHW Act”) and all regulations, directions, notices and orders made or served thereunder and has complied with any relevant codes of practice issued by the National Authority for Occupational Safety and Health established pursuant to the SHW Act.

Investigations and Notices

18.2
The Group and none of the Properties are subject to any investigation or inquiry pursuant to the SIAs or the SHW Act and no direction, notice or order has been served on the Group or any of the Properties pursuant to the SIAs or the SHW Act and no application has been made to court under the SIAs or the SHW Act for an order restricting or prohibiting the use of any of the Properties or any part thereof and no prosecution is threatened or pending in respect of any possible breach of the SIAs or the SHW Act or related regulations.

Breach of Legislation

18.3
The Group is not in default in respect of any of its duties or obligations imposed upon it by any other legislative provision dealing with or touching upon the health, safety and welfare at work of employees or others affected by the business or activities of the Group, including under the Dangerous Substances Acts 1972 and 1979.

19	Environment

Compliance with Legislation

19.1
The Group and each of its operations and Properties is, and has at all times been, in compliance with all applicable Environmental Laws and has obtained all requisite Environmental Licences and is, and has at all times been, in compliance with all such Environmental Licences and there are no circumstances which may give rise to the suspension, cancellation, revocation or non-renewal of any such Environmental Licences or which may lead to the imposition of any onerous or unusual conditions in respect of any such Environmental Licences whether upon renewal thereof or otherwise.

Investigations and Notices

19.2
The Group and none of its present or past operations or properties is the subject of any outstanding or anticipated investigation, inquiry, dispute, claim, demand, action, suit, proceeding, litigation, notice, order, judgment, ruling, decree, citation or award of whatever nature in relation to any Environmental Release or any breach or alleged breach of any Environmental Laws or Environmental Licences and so far as each Seller is aware there are no circumstances which may give rise to any of the foregoing.

Negligence and Nuisance

19.3	The Group has not been negligent or created a nuisance in the construction, maintenance or conduct of its operations or properties.

Environmental Release

19.4	The Group has not caused or contributed to any Environmental Release and there are no circumstances which may give rise to any Environmental Release by a Group Company.

Contaminants

19.5	No Contaminants are stored or contained on or under any of the Properties whether in storage tanks, land fills, pits, ponds, lagoons or otherwise.

20	Properties

Details of Properties

20.1
The Leased Real Property comprises all the lands and buildings leased, subleased, licensed, controlled occupied or used by the Group or in which a Group Company has any interest, or right or option to use or occupy, and related to, used or held for use in connection with the Business or any other purpose.

20.2
No Group Company has any right of ownership, right to use, option, right of first refusal or contractual obligation to purchase, or any other legal or equitable right affecting any land and buildings and has not entered into any agreement to procure the same.

20.3	No Group Company has any continuing or contingent liability in respect of any freehold or leasehold property, other than the Leased Real Property.

20.4
Schedule 6 contains full and accurate particulars of the title of the relevant Group Company thereto and the description of the Properties contained in Schedule 6 is a sufficiently accurate and complete description of such Properties for the purpose of an assurance, mortgage or charge of the whole thereof.

Title to Properties

20.5
The Group Company identified in Schedule 6 is the legal and beneficial owner of the Properties set opposite its name in Schedule 6 and has a good and marketable title to such Properties for the tenure specified in Schedule 6. “Good and marketable title” means a title commensurate with prudent standards of correct and current conveyancing practice in Ireland.

20.6
Fitzgerald has a valid and enforceable leasehold estate in, and enjoys peaceful and undisturbed possession of, the Leased Real Property, and shall remain in full force and effect following the consummation of the transactions contemplated hereby. Fitzgerald does not occupy or use any property other than the Leased Real Property.

20.7	Neither the Sellers nor any Group Company has entered into any agreement or option arrangement to dispose of any interest in the Leased Real Property.

Leased Real Property

20.8	Fitzgerald has not subleased to anyone the right to use or occupy the Leased Real Property or any portion thereof and no Person (other than Fitzgerald) is in possession of the Leased Real Property.

20.9
To Seller’s knowledge, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a material default on the part of Fitzgerald or any other party under the Massachusetts Lease, and none of Seller, the Company or Fitzgerald has received notice of any such condition.

20.10
None of the Seller, the Company or Fitzgerald has received written notice that the use and occupancy of the Leased Real Property, as currently used and occupied, and the conduct of the business thereon, as currently conducted, violate in any material respect any deed restrictions, building codes, or zoning, subdivision or other land use or similar applicable laws.

20.11
There is no pending or, to Seller’s knowledge, written threat of any proceeding, claim, dispute, administrative action or judicial proceeding of any type relating to the Leased Real Property or other matters materially and adversely affecting the current use or occupancy of the Leased Real Property.

20.12
None of Seller, the Company or Fitzgerald has received written notice of any pending condemnation proceedings with respect to any portion of the Leased Real Property and, to Seller’s knowledge, no such proceedings are threatened; and none of Seller, the Company or Fitzgerald has received written notice of any actual, pending or, to Seller’s knowledge, threatened changes in the present zoning of the Leased Real Property (or any part thereof).

Deeds and Documents

20.13
All original deeds and documents necessary to prove title to the Properties are in the possession of the Group and not held to the order of any other person or are in the possession of a person other than a Group Company and held to the order of the Group and such deeds and documents have been fully stamped and where appropriate have been adjudicated duly stamped by the Revenue Commissioners and there are no deeds or documents of title in relation to the Properties which require to be registered in the Land Registry or Registry of Deeds or in any other registry which have not been so registered.

Land Registry Title

20.14	Title to those of the Properties which comprise registered land is registered in the Land Registry in the name of the relevant Group Company with absolute title.

Compulsory Registration

20.15	Neither the Properties nor any part thereof is subject to compulsory registration pursuant to the Registration of Title Act 1964.

Section 72 Burdens

20.16
There are no burdens affecting all or any part of the Properties which are capable of affecting registered land without registration by virtue of section 72 of the Registration of Title Act 1964, as amended.

Encumbrances

20.17	None of the Properties or any of the title deeds relating thereto is subject to, or to any agreement or commitment to give or create, or to any claim in respect of:

20.17.1	any Encumbrance;

20.17.2	any trust or equitable interest of whatever nature howsoever arising;

20.17.3	any rent-charge, annuity or other outgoings other than the rates, water rates, refuse charges and other charges specified in Schedule 6; or

20.17.4	any monetary claims or liabilities whether contingent or otherwise howsoever arising.

Disclosure of Encumbrances

20.18
Where any such matters as are referred to in paragraph 20.11 hereof have been Disclosed in Schedule 6 or the Disclosure Letter the obligations and liabilities imposed and arising thereunder have been fully and promptly observed and performed and any payments in respect thereof due and payable have been duly paid.

Exclusive Possession

20.19
The Group is entitled to and is in possession and exclusive occupation of the Properties and no person other than a Group Company is entitled to or is in possession or occupation or has any interest of whatever nature howsoever arising in the Properties or any part thereof and none of the Properties or any part thereof is affected by or the subject of any lease, tenancy, licence, agreement or arrangement relating to the occupation or use thereof by any person other than a Group Company.

Easements

20.20
There is appurtenant to the Properties all rights, easements and facilities necessary for their present use and continued enjoyment and no person is entitled or has threatened to terminate, curtail or interrupt any such rights, easements or facilities.

Restrictions and Burdens Affecting Property

20.21
None of the Properties or any part thereof, nor the Group as owner or occupier thereof, is affected by nor, so far as each Seller is aware, is any of the Properties or any part thereof likely to be affected by, any of the following matters:

20.21.1
any exception, reservation, stipulation, restriction, burden, inhibition, covenant, obligation, condition, easement, quasi-easement, profit-à-prendre, licence, wayleave, right or privilege of whatever nature howsoever arising which is of an unusual or onerous nature or which conflicts with or adversely affects or may conflict with or adversely affect the present use of any of the Properties or any part thereof or which adversely affects or may adversely affect the title to or value of any of the Properties or any part thereof and there is no agreement or commitment to give or create any of the foregoing and no person has claimed to be entitled to any of the foregoing.

Covenants and Obligations

20.22
All covenants, obligations, conditions, agreements and restrictions of whatever nature howsoever arising affecting any of the Properties have been duly performed and observed and the Group has not received notice of any outstanding or alleged breach or failure to perform any such covenant, obligation, condition, agreement or restriction, and so far as each Seller is aware, there are no circumstances which may lead to any such notice being served.

Outgoings on Properties

20.23	All outgoings of whatever nature in respect of the Properties have been paid in full on the due dates for payment thereof.

Condition and Repair of the Properties

20.24
All buildings and other structures on or under the Properties are in good and substantial repair and condition and fit for the purposes for which they are presently used and no substance or material which is deleterious, defective or a risk to health or safety has been used in the construction of, or in any alterations or additions to, any buildings or structures on or under the Properties and no method of construction not in accordance with currently accepted good building practice was used in the construction of, or in any alterations or additions to, any of the buildings or structures on or under any of the Properties.

Flooding and Subsidence

20.25	None of the Properties is subject or susceptible to flooding or subsidence.

Access to Properties

20.26	The means of access to and egress from the Properties are over roads which have been adopted by the local authority and are maintainable at public expense.

Services to Properties

20.27
The Properties are served by drainage, water and electricity services and all other necessary utilities, all of which are connected to the mains by media located entirely on, in or under the Properties or by media elsewhere in respect of the use of which the Group and those deriving title from it have and will continue to have a permanent easement free from any onerous or unusual conditions and the passage and provision of those services is uninterrupted and no interruption of such a passage or provision is imminent or likely and the Group and those deriving title from it have and will continue to have a full and uninterrupted right to enter on any adjoining lands and premises for the purposes of repairing and maintaining all pipes, sewers, wires, cables, conduits and other conducting media serving each of the Properties.

Compliance with Legislation

20.28
The Group has complied in all material respects with all applicable laws (including common law) and with all applicable bye-laws, statutes, regulations, orders, instruments, decrees, notices, certificates, judgments and awards of any government, local government, executive, administrative, judicial or regulatory authority or agency in relation to or affecting the Properties.

Substantial Property Transactions

20.29	None of the Properties are affected by section 238 of the Companies Act.

Derelict Sites

20.30
None of the Properties or any part thereof comprises a derelict site and the Group has not received any notice of any proposal to register any of the Properties or any part thereof on the derelict sites register.

Land Act 1965

20.31	Where applicable, the Group has complied with the provisions of section 45 of the Land Act 1965 in its acquisition of the Properties.

Family Law Protection

20.32	None of the Properties is affected by the provisions of the Family Home Protection Act 1976 or the Family Law Act 1995.

Adverse Matters on Title

20.33	There are no matters which materially and adversely affect the title of the Group to any of the Properties or the value of any of the Properties or the continued use and enjoyment thereof.

Completeness and Accuracy of Documents

20.34
All deeds, documents and information supplied for the purpose of deducing title to any of the Properties in connection with this Agreement (including, without limitation, the Massachusetts Lease and Guaranty of Lease) are true, complete and accurate and the Group has not, since supplying such deeds, documents and information entered into any transaction affecting the title to, or use or value of, any of the Properties.

21	Planning

Compliance with Planning Acts

21.1
Each Development carried out to or on or otherwise affecting the Properties or any part thereof complies in all respects with the Planning Acts and all regulations made thereunder and with all applicable bye-laws and with the Building Control Acts 1990 to 2014 and all regulations made thereunder and other relevant legislation and regulations and all permissions and consents required thereunder have been duly obtained and are in full force and effect and all conditions attaching thereto have been fully complied with and promptly performed and no such permission or consent is temporary or personal and there are no circumstances which may lead to the withdrawal or revocation of any such permission or consent.

22	Litigation and Disputes

Engagement in Litigation

22.1
The Group is not engaged in any litigation, arbitration, prosecution or other legal, administrative or disciplinary proceedings (whether as plaintiff or defendant or in whatever capacity) or any dispute or has been served with any notice making it a party to any litigation, arbitration, prosecution or other legal, administrative or disciplinary proceedings or to any dispute save debt collection (not exceeding an aggregate of $30,000) by or on behalf of any Group Company in the ordinary and usual course of its business, and no such litigation, arbitration, prosecution or other legal, administrative or disciplinary proceedings or disputes are threatened or pending either by or against any Group Company and so far as each Seller is aware there are no facts or circumstances which might give rise to any such proceedings or dispute.

Disputes with Official Departments

22.2	There is no dispute with any revenue or other government or public department in Ireland or elsewhere in relation to the affairs of the Group and there are no facts which may give rise to a dispute.

Defective Products

22.3
The Group has not manufactured, sold or supplied products which are, or were, or will become, in any material respect faulty or defective, or which do not comply in any material respect with any warranties or representations, expressly or impliedly made by the Group, or with all applicable regulations, standards and requirements.

Service Liabilities

22.4
The Group is not subject to any liability or obligation (save as may be implied by law) to service, repair, maintain, take back or otherwise do or not do anything in respect of any goods that have been, or are in the future delivered by it.

23	Insurance

Policies of Insurance

23.1
The policies of insurance (a list of which are set out in the Disclosure Letter) which are maintained by the Group afford and have at all material times afforded the Group adequate cover against such risks as companies carrying on the same type of business as the Group commonly cover by insurance and in particular, but without limitation, adequately insure and have at all material times adequately insured against accident, damage, injury, employer’s liability and third party public liability (including product liability) and loss of profit and insure all the assets, the stock in trade (including raw material and packaging) and undertaking of the Group against fire and other usual risks in their full replacement or reinstatement value (including professional fees) and all such policies of insurance are in full force and effect and there are no circumstances which might lead to any liability under such insurance being avoided by the insurers or the premiums being or likely to be increased and Completion will not have the effect of terminating, or entitling any insurer to terminate, cover under any such insurance and no claim is outstanding or may be made under any such policy of insurance and there are no circumstances which exist or are likely to give rise to any such claim.

Terms and Restrictions

23.2	None of the insurance policies is subject to any special or unusual terms or restrictions or to the payment of any premium in excess of the ordinary and usual rate.

24	Breach of Agreements or arrangements

Breach of Agreements

24.1
The Group is not in breach nor, so far as each Seller is aware, are there any circumstances which with the giving of notice or the passing of time are likely to result in a Group Company being in breach of any agreement, contract, arrangement, commitment, obligation, covenant or understanding to which it is a party and each such contract, arrangement, commitment, obligation, covenant and understanding is valid and enforceable in accordance with its terms.

Termination or Recession

24.2
No threat or claim of default under any agreement, instrument or arrangement to which a Group Company is a party has been made and is outstanding against a Group Company, and there is nothing whereby any such agreement, instrument or arrangement may be prematurely terminated or rescinded by any other party, or whereby the terms may become less favourable or whereby any security thereunder may be enforced.

Default by Third Party

24.3
No person with whom the Group has entered into any agreement or arrangement is in default thereunder or has not complied with its obligations as stated therein, being a default or a non-compliance which would have an adverse effect on the Group and there are no circumstances likely to give rise to any such default or non-compliance.

Outstanding Offers

24.4	No offer, tender or the like is outstanding which is capable of being converted into an obligation of the Group by acceptance, or other act, of some other person.

25	Competition Law

Compliance with Competition Law

25.1
The Group is not or has been a party to, engaged in, any agreements, decisions, concerted practices, arrangements, understandings or activities which are prohibited or void or in breach of the Competition Act, Articles 101 to 109 (inclusive) of the TFEU or legislation thereunder or any other competition or anti-trust laws in whatever jurisdiction or which have or which ought reasonably to have been notified to the Competition and Consumer Protection Commission pursuant to the Competition Act or to the European Commission pursuant to Council Regulation (EC) No. 139/2004.

Investigations and Litigation

25.2
The Group is not or has been the subject of any investigation or threatened litigation by the Competition and Consumer Protection Commission, the European Commission or the Director of Public Prosecutions pursuant to the Competition Act, the TFEU or any applicable EU law.

Abuse of Dominant Position

25.3
The Group has not committed any abuse, either alone or jointly with any other undertaking, of a dominant position within the European Union or Ireland or a substantial part of the European Union or Ireland.

26	Miscellaneous

Books of Account and Records

26.1
All proper and necessary books of account, minute books, registers and records have been maintained by the Group and are in its possession and contain information in accordance with generally accepted principles relating to all transactions to which the Group has been a party and all such books, registers and records are duly written up to date and do not contain any material inaccuracies. All such books, registers and records give and reflect a true and fair view of the trading transactions of the Group and its financial, contractual and trading position.

Licences, Consents and Authorisations

26.2
All necessary licences, consents, permits and authorisations (public and private) have been obtained by or on behalf of the Group to enable the Group to properly and effectively carry on its business in the places and in the manner in which such business is now carried on and short particulars of such licences and consents are contained in the Disclosure Letter.

Validity

26.3
All of the licences, consents, permits and authorisations referred to in paragraph 26.2 hereof are valid and subsisting and none of them contain any unduly onerous terms or conditions and the Group is not in breach of any of the terms or conditions of any such licence, consent, permit or authorisation and so far as each Seller is aware there is no reason or circumstance why any of them should be suspended, cancelled or revoked or not renewed on the same or substantially similar terms.

Compliance with Laws

26.4
The Group has complied in all material respects with and continues to comply with all applicable laws (including common law) and with all applicable bye-laws, statutes, regulations, orders, instruments, decrees, directives, notices, certificates, awards and judgments of any government, local government, supranational, executive, administrative, judicial or regulatory authority or agency in relation to or affecting the assets or business of the Group whether of Ireland or elsewhere.

Orders or Judgements

26.5
The Group is not, in relation to the Business or the assets, subject to any order or judgement given by any court or governmental or other authority, department, board, body or agency nor has it been a party to any undertaking or assurance given to any court or governmental or other authority, department, board, body or agency which is still in force, nor are there any facts or circumstances likely to give rise to it becoming subject to such an order or judgement or to be a party to any such undertaking or assurance.

Investigations

26.6
There are not in existence, pending or threatened any investigations, enquiries or disciplinary proceedings by, or on behalf of, any governmental or other body in respect of the Group or its affairs and, so far as each Seller is aware, there are no facts likely to give rise to such investigation, enquiry or proceedings.

Government Grants

26.7
Details of all grants, subsidies or financial assistance obtained by any Group Company from any relevant authority, including up to date details of any contingent liability arising thereunder, are set out in the Disclosure Letter. The Group has complied with its obligations under each such grant, subsidy or assistance and no circumstances exist (including the completion of this Agreement) which would allow the relevant authority to call for repayment in full of any grant, subsidy or financial assistance provided.

Conflict or Future Indebtedness

26.8	Compliance with the terms of this Agreement does not and will not:

26.8.1
conflict with, or result in the breach of, or constitute a default under, any of the terms, conditions or provisions of any agreement, arrangement or instrument to which a Group Company is a party, or any provision of the constitution (or equivalent governing documents) of such Group Company, or any Encumbrance, lease, contract, order, judgement, award, injunction, regulation or other restriction or obligation of any kind or character by which or to which any asset of such Group Company is bound or subject; or

26.8.2	result in any present or future indebtedness of the Group, other than the Facilities becoming due, or capable of being declared due and payable prior to its stated maturity.

PART 4
Tax Warranties

Section A – Company Tax Warranties

1	Taxation duly paid

1.1
The Company has duly and within applicable time limits paid all Tax which it is or has been liable to pay or account for prior to the date of this Agreement and no penalties, fines, surcharges or interest have been incurred and the amount of Tax so payable has not depended on any concession, agreement or other formal or informal arrangement with any Tax Authority.

1.2
The Company has no, and will not have any, liability in respect of Tax (whether actual or contingent) payable by reference to income, profits or gains earned or received, or events occurring (or deemed for Tax purposes to occur), on or before the Accounts Date that is not provided for, Disclosed or noted in the Accounts.

1.3
The amount of the deferred tax provision contained in the Accounts was adequate as at the Accounts Date, the making and calculation of such provision was fully in accordance with relevant generally accepted accountancy practices as at the Accounts Date and the Company has not subsequently become aware of any reason why the deferred tax provision contained in the Accounts may not be sufficient.

1.4
The Company is not, and will not become, liable to make to any person (including any Tax Authority) any payment in respect of any liability to Tax which is primarily or directly chargeable against, or attributable to, any other person (other than the Company).

1.5
The Company has not entered into any indemnity, covenant or guarantee under which it has agreed to pay, discharge or otherwise be liable for any amount equivalent to or by reference to any other person’s liability to Tax.

2	Tax residence

2.1
The Company is solely resident in its country of incorporation for Tax purposes and has not been at any time resident in any jurisdiction other than (or in addition to) its country of incorporation for Tax purposes.

2.2
The Company has not carried on any business or otherwise had a taxable presence in any jurisdiction other than its country of incorporation (whether through a branch, agency, permanent establishment or otherwise).

2.3
The Company is not, will not (in respect of income, profits or gains earned, accrued or received or events occurring on or prior to Completion) be, and has not been liable at any time to pay to any Tax Authority Tax on, or file Tax Returns in respect of, income, profits or gains in any jurisdiction other than the jurisdiction in which it is incorporated.

3	Tax returns and records

3.1
The Company has made or supplied (or caused to be made or supplied) on a proper basis and in a proper manner within the applicable time limits all returns, computations, notices, reports, certificates, accounts, statements, assessments, registrations, declarations, claims, accounts, computations, and any other necessary information or documentation, including supplements, attachments and/or schedules thereto and including any amendments of the foregoing, (together, “Tax Returns”) and payments required to be made or supplied to any Tax Authority, and all such Tax Returns (and all others made or supplied to any Tax Authority) were when submitted (and remain) complete and accurate in all material respects.

3.2
The Company has, in relation to Tax, duly and properly submitted within applicable time limits all claims, elections, surrenders, applications and disclaimers or any other form of notice which ought to have been made for Tax purposes, and all such submissions were when submitted (and remain) valid. So far as each Seller is aware, no such claims, elections, surrenders, applications or disclaimers are likely to be disputed or withdrawn.

3.3
The Company has maintained and is in possession of all records, invoices and other documents appropriate or required for Tax purposes (including contemporaneous or other records required for transfer pricing purposes and such records as are required for purposes of making any claims or elections, or benefitting from any applicable Relief (including capital allowances), in respect of any period or part period prior to Completion) and all such records remain true, complete and accurate.

4	Tax Authorities

4.1
There is no dispute or disagreement outstanding with any Tax Authority and, so far as each Seller is aware, no such dispute or disagreement is expected or contemplated regarding any liability or potential liability to Tax recoverable from the Company or regarding the availability of any relief from Tax claimed by the Company.

4.2
The Company is not, and has not been, the subject of any audit, enquiry, inspection, aspect query or investigation by any Tax Authority and the Company has not been notified that any such audit, inspection, aspect query or investigation will be or is expected to be made. So far as each Seller is aware, no circumstances exist which make it likely that such an inspection, audit or investigation will be made.

5	Corporation Tax

5.1
Except for expenses expressly added back in the tax computations, all material expenses (including all interest) incurred or payable by the Company prior to the date of this agreement were incurred wholly and exclusively for the purposes of the trade of the Company and were (or will be) fully deductible for Tax purposes.

5.2
All expenditure which the Company has incurred or may incur under any subsisting commitment on the provision of any machinery or plant has qualified or will qualify (if not deductible as a trading expense of the trade carried on by the Company) for wear and tear allowances under the TCA.

5.3
The Company has since incorporation carried on, and at the date of this agreement carries on, an activity which is a trade for the purposes of Tax (to the extent that the Company is subject to Tax in Ireland, chargeable to corporation tax at the 12.5% rate in Ireland) and has not ceased to carry on such activity.

5.4	The Company has been involved in any transaction in respect of which relief under section 615 of the TCA was claimed.

6	Value added tax

6.1	The Company is or has been part of a VAT group for Irish VAT purposes.

6.2
The Company is (and has at all times that it was required to be, been) registered for VAT in its jurisdiction of incorporation and is not and has not ever been (and is not and has not ever been required to be) registered for VAT in any other jurisdiction. The Company has not made or is not engaged in making exempt supplies, made self-supplies of goods or services, waived (or applied to waive) any exemption, or been party to any transaction on which business relief applied, for VAT purposes.

6.3	The Company has been required by any Tax Authority to give security (or further security) as a condition of supplying goods or services pursuant to or under VAT law.

6.4
Full and accurate particulars of all assets held by the Company which are capital goods for the purposes of section 2 VATCA and chapter 2 of part 8 VATCA and of all adjustments that have arisen or could arise under that part 8 are Disclosed.

7	Withholding tax

7.1
All deductions or withholdings in respect of (or on account of) any Tax which the Company has been required to make have been made by the Company from any payments made by it and have been duly and properly accounted for to the relevant Tax Authority, within applicable time limits. The Company has collected, retained and filed with the relevant Tax Authority (as applicable) all forms in connection with any material obligation to withhold Taxes to which the Company has been (or would, but for any applicable Relief have been) subject and has complied, in all material respects, with all reporting (including IRS Form 1099) and backup withholding requirements, including maintenance of required records, with respect thereto.

7.2	Neither the repayment of Indebtedness existing on Completion nor the repayment of the Benen Intercompany Amount will give rise to an obligation to withhold for or in respect of Tax.

8	Employment related tax

8.1
The Company has duly and properly accounted to the appropriate Tax Authority for all employment related taxes and social security contributions and similar levies and charges (including PAYE, PRSI and universal social charge) by making such deductions as are required by law from all payments made (or deemed to be or treated as made) by it (or on its behalf or for which it is otherwise required to account), and has complied with all related reporting obligations, in each case within applicable time limits.

8.2
No person holds, has held or has any right (conditional or otherwise) to any share, right, option or other security, or any interest in such share, right, option or other security where that share, right, option or other security, or the interest in such share, right, option or other security was made available to such person by reason of the employment or directorship of that person or any other person with (or engagement of that person as a contractor by) the Company.

8.3
The Company is not subject to any liability for national insurance or similar social security contributions, and is not subject to any payroll withholding obligations, in any jurisdiction other than its jurisdiction of incorporation.

9	Stamp duty

9.1
All documents which establish or are necessary to establish title of the Company to any asset or to enforce any rights of the Company or to which the Company is a party or in respect of which the Company is an accountable person have been duly and properly stamped with the correct amount of stamp duty, paid within the applicable time limits.

9.2	Within the previous five years the Company has not been a party to any transaction involving a claim to or filing with a Tax Authority for an exemption or relief from stamp duty.

10	Tax depreciation

The Tax depreciation calculation included with the most recent corporation tax computations filed with a Tax Authority discloses all expenditure which the Company has incurred (or may incur under any subsisting commitment) on the provision of machinery, plant, intangible assets or buildings which has qualified for Tax depreciation.

11	Anti avoidance

The Company has not carried out, been party to, or otherwise involved, in any scheme or arrangement: (a) designed wholly or partly for the purposes of, or with a main purpose of (or one of the main purposes of which was) avoiding or deferring any liability to Tax; or (b) which was required to be disclosed to any Tax Authority outside of ordinary course reporting obligations.

12	Group matters

The Disclosure Letter contains full details of all Reliefs surrendered or transferred or that will be surrendered or transferred (between the date of this Agreement and Completion) by or to the Company. The Company is not, has not been, and will not be, required to make any payment or repayment in respect of the transfer or surrender of any Relief pursuant to any arrangements entered into, on or before Completion.

13	Miscellaneous

13.1
The Shares in the Company do not derive their value or the greater part of their value directly or indirectly from land in Ireland, minerals or mining rights in Ireland, or exploration or exploitation in Ireland (“Specified Assets”) and none of the Shares were acquired by the Seller, or any prior holder, in exchange for shares, debenture or other securities, the greater part of the value of which was derived from Specified Assets.

13.2
The Company has not claimed the benefit of any of the measures introduced to assist businesses in response to or, in connection with the COVID-19 pandemic, including but not limited to the Temporary Wage Subsidy Scheme, Employment Wage Subsidy Scheme, COVID Restrictions Support Scheme and Debt Warehousing.

13.3
Neither the execution of this Agreement nor Completion will result in any Tax Liability for the Company or in the denial, withdrawal or claw-back of any Relief claimed by the Company prior to Completion.

13.4
The Company is not (and has not at any time been) a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code. The Company has not made any election pursuant to Section 965(h) of the Code.

13.5
The representations and warranties set forth in this Schedule 3, Part 4, Section A (Company Tax Warranties) and in paragraphs 5.1.3 and 5.3 in Schedule 3, Part 3 (General Warranties) are the sole and exclusive representations and warranties regarding the Company's Tax matters.

Section B – Fitzgerald Tax Warranties

For the purposes of this Section B (US Tax Warranties) only the following terms have the following meanings:

“Tax Return” means any return, report, declaration, form, claim for refund or information return or statement, including any schedule or related or supporting information, filed or required to be filed (whether on paper, electronically or otherwise) with any Governmental Authority including, without limitation, in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax, including any attachment, amendment or supplement thereto.

1	Fitzgerald Tax Warranties

1.1
All material Tax Returns required to be filed by or with respect to Fitzgerald have been  duly and timely filed with the appropriate Tax Authority on or prior to the Completion Date, all such Tax Returns are true, correct and complete in all material respects, and all material Taxes required to be paid by or with respect to Fitzgerald have been timely paid in full (whether or not shown on any Tax Return).

1.2
There are no Encumbrances for Taxes upon the assets or properties of Fitzgerald other than for Taxes which (i) are not yet due and payable or (ii) are contested in good faith by appropriate proceedings and, in each case, for which adequate reserves have been provided in accordance with U.S. generally accepted accounting principles.

1.3
Fitzgerald (i) is not currently the beneficiary of any extension of time within which to file any Tax Return, (ii) has not waived or extended any statute of limitations in respect of material Taxes, and (iii) has not agreed to any extension of time with respect to any material Tax assessment or deficiency, and (iv) has not requested any extension or waiver described in the foregoing sub-paragraphs (i)-(iii).

1.4
No Tax Authority in a jurisdiction in which Fitzgerald does not file a Tax Return of a certain type has made a written claim or assertion that Fitzgerald is or may be subject to taxation of such type in such jurisdiction.

1.5
There are no U.S. federal, state, local or foreign audits, actions, examinations, suits, proceedings, investigations, or claims, in each case whether judicial or administrative, that have formally commenced, are pending or proposed, or (to the US Seller’s knowledge) are contemplated with regard to any Taxes or Tax Returns of or including Fitzgerald.  Fitzgerald  has not received notification that such an audit action, examination, suit, proceeding, investigation, or claim is threatened with respect to any Taxes owed by, or any material Tax Return filed by or with respect to, Fitzgerald. No deficiency for any material Tax has been claimed or assessed by any Tax Authority against Fitzgerald that has not been paid in full.

1.6
Fitzgerald has, within applicable time limits (i) withheld, collected and paid over to the applicable Tax Authority all material Taxes required to be withheld, collected and paid over by Fitzgerald under all applicable laws; (ii) collected, retained and filed with the relevant Tax Authority (as applicable) all forms in connection with any material obligation to withhold Taxes to which Fitzgerald has been (or would, but for any applicable Relief have been) subject and (iii) complied, in all material respects, with all reporting (including IRS Form 1099) and backup withholding requirements, including maintenance of required records, with respect thereto.

1.7
Fitzgerald is not (i) liable with respect to Taxes of any other Person as a result of joint, several, transferee or successor liability, by contract, operation of law, or under Treasury Regulations Section 1.1502-6 or any corresponding or similar provision of state, local or foreign tax law (other than liability arising as a result of Fitzgerald being a member of a consolidated group for US federal income tax purposes of which the Fitzgerald Seller is the common parent) or (ii) a party to or bound by any tax sharing, receivable or indemnity agreement or similar agreement with respect to Taxes.

1.8
Fitzgerald has not deferred the payment of any Tax, claimed or received any Tax refund or credit or other benefit, or applied for or received any support payments, loans, benefits or other incentives being provided, in each case, pursuant to any Tax law related to or as a result of the COVID-19 pandemic, from any Governmental Authority, including the United States Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136), the Taxpayer Certainty and Disaster Tax Relief Act of 2020 (Pub. L. 116-260), the American Rescue Plan Act of 2021 (Pub. L. 117–2), the U.S. Executive Order Re:  Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster (Aug. 8, 2020), IRS Notice 2020-65, IRS Notice 2021-11, and, in each case, and any amendments thereof and any successor thereto (and any administrative or other guidance published with respect thereto).

1.9
Fitzgerald has not distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

1.10
No closing agreements (as described in Section 7121 of the Code), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or requested by or related to Fitzgerald.

1.11	Fitzgerald is not (and has not at any time been) a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

1.12	Fitzgerald has not made any election pursuant to Section 965(h) of the Code.

1.13
Fitzgerald has not carried out, been party to, or otherwise involved, in any scheme or arrangement: (a) designed wholly or partly for the purposes of, or with a main purpose of (or one of the main purposes of which was) avoiding or deferring any liability to Tax; or (b) which constitutes a “listed transaction” as defined in Section 6707A(c)(2) of the Code or Treasury Regulations section 1.6011-4(b)(2).

1.14
Fitzgerald will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or any portion thereof) ending after the Completion Date, which item economically accrued prior to the Completion Date, including as a result of (i) any change in method of accounting for a taxable period ending on or before the Completion Date or any adjustment pursuant to Section 481(a) of the Code, (ii) any "closing agreement" as described in Section 7121 of the Code executed prior to the Completion, (iii) any instalment sale or open transaction disposition before the Completion, (iv) any intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Law), (v) any prepaid amount received before the Closing, (vii) any election pursuant to Section 965 of the Code or (viii) the recapture of any Tax credit or other special Tax benefit that arose prior to the Completion.

1.15
No person holds, has held or has any right (conditional or otherwise) to any share, right, option or other security, or any interest in such share, right, option or other security where that share, right, option or other security, or the interest in such share, right, option or other security was made available to such person by reason of the employment or directorship of that person or any other person with (or engagement of that person as a contractor by) Fitzgerald.

1.16
The representations and warranties set forth in this Schedule 3, Part 4, Section B (Fitzgerald Tax Warranties) and in paragraphs 5.1.3 and 5.3 in Schedule 3, Part 3 (General Warranties)  are the sole and exclusive representations and warranties regarding Fitzgerald Tax matters.

Schedule 4

Limitations on Liability

1	Limitations on Liability

1.1
The aggregate maximum liability of the Sellers in respect of any and all Claims (other than in respect of a Claim in respect of the Fundamental Warranties) shall in no event exceed an amount equal to 75% of the sum of the Consideration. The aggregate maximum liability of the Sellers in respect of any and all Claims shall in no event exceed an amount equal to 100% of the sum of the Consideration.

1.2
The liability of the Sellers in respect of any Claim (other than in respect of a Claim in respect of the Fundamental Warranties, in which case the limitations of liability set out in this paragraph 1 shall not apply) shall be limited as follows:

1.2.1
the Sellers shall not be liable in respect of any Claim unless the liability in relation to such Claim (together with any connected Claims) exceeds a sum equal to 0.1% of the Consideration in which case the Sellers shall be liable for the whole amount of such Claim and not just for the excess. For the purposes of this paragraph 1.2.1, a Claim is connected with another Claim if the Claims arise from substantially similar facts, matters or circumstances and any Tax Claim based on the same position taken for Tax purposes shall be considered connected; and

1.2.2
the Sellers shall not be liable in respect of any Claims unless the aggregate cumulative amount of all Claims for which the Sellers would otherwise be liable exceeds a sum equal to 1% of the Consideration, in which event the Sellers shall be liable for the aggregate amount of all such Claims and not merely the excess.

1.3
In determining the loss sustained for the purposes of this paragraph 1, account shall be taken of all amounts available for set-off or otherwise liable to be deducted pursuant to the terms of this Agreement.

2	Time Limits

2.1	The Sellers shall not be liable in respect of any Claim unless it shall have been made:

2.1.1	In the case of the Fundamental Warranties, on or before the expiry of 6 (six) years from Completion;

2.1.2	in the case of the General Warranties, on or before the expiry of 18 months from Completion;

2.1.3
save as set out in paragraph 2.1.4 and paragraph 2.2, in the case of claims under the Tax Warranties or any claim under Clause 2 of the Tax Deed on or before (and including) the date falling 5 (five) years after the end of the accounting period relating to the relevant Group Company current as at Completion; and

2.1.4
in the case of: (a) claims under the Tax Warranties or any claim under Clause 2 of the Tax Deed for or in respect of US Tax; or (b) in circumstances where the Irish Tax Authorities assert that there has been Tax avoidance, or neglect or failure to disclose for the purposes of Chapter 5 Part 41A of the TCA, on or before (and including) the date falling 7 (seven) years after the end of the accounting period relating to the relevant Group Company current as at Completion.

2.2	In the case of claims under Clause 2.1.2 (secondary tax liabilities) of the Tax Deed, no time limit shall apply.

3	Conduct of Claims

3.1
Notice in writing of a Warranty Claim (other than a Warranty Claim in respect of the Tax Warranties which is addressed in the Tax Deed) shall be served on the Sellers by the Purchasers specifying in reasonable detail the fact, matter or circumstance which gives rise to the Warranty Claim, the Warranty or Warranties that have been breached and an estimate of the liability of the Sellers in respect of such claim, provided however that compliance with this paragraph 3.1 is not a pre-condition to the ability of the Purchasers to make a Warranty Claim or to the liability of the Sellers in respect of any such claim.

3.2
Subject to paragraph 11, any Claim (other than a Tax Claim) in respect of which notice shall have been given in accordance with paragraph 3.1 shall, if it has not been satisfied, settled or withdrawn, be deemed to have been irrevocably withdrawn and lapsed unless proceedings in respect of such Claim have been issued and served on the Sellers not later than the expiry of the period of 6 (six) months from and including the date of such notice.

4	Reduction in Liability

4.1	The Sellers shall have no liability (or such liability shall be reduced) in respect of any Warranty Claim (other than a claim in respect of the Tax Warranties) if and to the extent that:

4.1.1
a specific and identifiable allowance, provision, accrual or reserve for or in respect of the subject matter giving rise to such Claim has been made in the Accounts or the Management Accounts, provided always, in each case, that if such specific and identifiable allowance, provision, accrual or reserve is insufficient then this limitation shall not apply in respect of such shortfall);

4.1.2
such Claim would not have arisen but for or is increased by any act, omission, transaction or arrangement carried out at the prior written request of or with the prior written consent of the Purchasers before Completion;

4.1.3
such Claim arises or is increased by (i) any change in the accounting reference date of the Purchasers or any Group Company made on or after Completion and / or (ii) any change in any accounting basis, policy, practice or approach of, or applicable to the Purchasers or any Group Company after Completion, except where such change is necessary to comply with generally accepted accounting principles in force at Completion or to correct an error in existence prior to or at Completion;

4.1.4
any change in law, regulation, rule (including the generally applied administrative practice of any governmental entity) or the interpretation thereof entering into force after Completion with retrospective effect;

4.1.5
such Claim has arisen in respect of any act or omission stipulated to be carried out or omitted pursuant to or which is contemplated by the terms of this Agreement, compelled by law or regulation or otherwise at the request in writing or with the approval in writing of the Purchasers;

4.1.6	such Claim arises or is increased as a consequence only of any increase in any rate of Tax entering into force after Completion with retrospective effect; and

4.1.7
such Claim is attributable to or would not have arisen or would have been reduced or eliminated but for a voluntary transaction, act or omission effected by the Company at any time after Completion other than any such transaction, act or omission:

(a)	carried out or effected in either the ordinary course of business or the ordinary course of acquiring and disposing of capital assets;

(b)
consisting of the Company ceasing (or being deemed to cease) to be a member of any group of companies or associated with any other company (other than for the avoidance of doubt, any member of the Sellers’ Group) for any Tax purposes;

(c)	that is required to be effected by law or under a legally binding commitment entered into on or before Completion.

5	Indirect or consequential loss

5.1	The Sellers shall not be liable for any indirect or consequential losses suffered or incurred in relation to a Claim.

6	Remedied claims

6.1
The Sellers shall not be liable in respect of any Claim if the facts or circumstances giving rise to such Claim are capable of remedy and are remedied by or at the expense of the Sellers within 30 (thirty) days of the date of which notice of such Claim is given in accordance with paragraph 3.

7	Mitigation

7.1	Nothing in this Agreement will be deemed to relieve the Purchasers from any common law or other duty to mitigate any loss or damage incurred by it as a result of breach of any Warranties.

8	No Double Recovery

8.1
The Purchasers shall not be entitled to recover damages or otherwise obtain reimbursement or restitution more than once in respect of the same loss arising from any one matter under the General Warranties, Tax Warranties or the Tax Deed.

9	Recovery from Third Party

9.1
Where the Purchasers or the Company recovers (including by claiming under an insurance policy) from some other person (other than a member of the Purchasers Group) (a “Third Party”) any amount as compensation in respect of any matter giving rise to a Warranty Claim (other than a Warranty Claim in respect of the Tax Warranties), liability in respect of the claim respectively shall then be reduced by the amount recovered (less all costs, charges and expenses incurred in recovering that sum from such Third Party, including any Tax payable on the amount recovered) or be extinguished if the amount recovered exceeds the amount of the claim.

9.2
If the Sellers pay to the Purchasers an amount pursuant to a Warranty Claim (other than a Warranty Claim in respect of the Tax Warranties) and the Purchasers or the Company subsequently recover from a Third Party any sum in respect of the matter giving rise to such claim, the relevant Purchaser(s) shall repay to the relevant Seller(s) as soon as possible so much of the amount paid to the Purchasers as does not exceed the sum recovered from such Third Party (less all reasonable costs, charges and expenses incurred in recovering that sum from such Third Party, including any Tax payable on the amount recovered). If any amount is repaid to the Sellers by the Purchasers in accordance with this paragraph 9.2 an amount equal to the amount so repaid shall be deemed never to have been paid by the relevant Seller(s) to the relevant Purchaser(s).

9.3
The Purchasers shall use reasonable commercial endeavours to recover amounts from Third Parties in respect of matters giving rise to Warranty Claims (other than a Warranty Claims in respect of the Tax Warranties), provided that:

9.3.1
the Sellers have indemnified, on an after-Tax basis, the Purchasers to their reasonable satisfaction against all liabilities and costs incurred by the Purchasers Group in seeking to make such recovery; and

9.3.2
the Purchasers will not be required to take any action if the Purchasers consider that such action will or is reasonably likely to have an adverse impact upon the assets, business, goodwill, reputation or commercial interests of any member of the Purchasers Group or if and to the extent that such action would render any policy of insurance maintained by or available to any member of the Purchasers Group void or voidable, or entitle the relevant insurer to repudiate or rescind any such policy in whole or in part.

10	Conduct of Third Party Claims

10.1
If at any time the Purchasers become aware of any claim, action, demand or proceedings made or threatened by a third party against the Purchasers, the Company, any Group Company or any subsidiary, holding company or other subsidiary of any such holding company of the Purchasers, or any joint venture in which any such company has an interest, which may or is reasonably likely to give rise to (or increase or extend the liability under) a Claim (other than a Warranty Claim in respect of the Tax Warranties or pursuant to the Tax Deed which is addressed in Clause 4 of the Tax Deed) (a “Third Party Claim”), the Purchasers shall (and shall procure that the Company shall):

10.1.1	Subject to paragraph 10.1.2:

(i)
consult with the Sellers in good faith and shall take into account (but, for the avoidance of doubt, shall not be bound by) any reasonable suggestions of the Sellers prior to avoiding, disputing, resisting, appealing, delaying, compromising, settling, defending or mitigating any Third Party Claim which could give rise to a Claim and the Sellers may, on request and with the Purchasers’ consent in writing (such consent not to be unreasonably withheld), assume conduct of the dispute, compromise, defence or appeal of any such Third Party Claim; and

(ii)
the Purchasers shall not make any admission of liability, agreement or compromise with any person, body or authority in relation to any matter in respect of which a Claim without consulting in advance with the Sellers in good faith, unless the Purchasers are legally obliged to do so or where, in the reasonable opinion of the Purchasers, the commercial and other business interests of the Purchasers are required to be protected.

10.1.2	The Purchasers shall not be obliged to take or omit to take any action under this paragraph 10:

(a)	unless the Sellers have indemnified the Purchasers on an after-Tax basis to its reasonable satisfaction against all liabilities and costs incurred by the Purchasers relating thereto; or

(b)
if the Purchasers consider (acting reasonably) that such action will or is reasonably likely to have an adverse impact upon the assets, business, goodwill, reputation or commercial interests of the Purchasers or upon the Tax position (after Completion) of any Group Company.

10.1.3
To the extent that the Sellers request to assume conduct of any Third Party Claim pursuant to paragraph 10.1.1(i) they shall keep the Purchasers updated of the progress of such claim and provide the Purchasers with copies of such relevant documents and such information in its possession as may reasonably be required by the Purchasers and to the extent that such Third Party Claim relates to any liability for or in respect of Tax, the rights of the Purchasers pursuant to Clause 4.2.3 of the Tax Deed shall apply mutatis mutandis. The Sellers shall not settle any claim without notifying the Purchasers in advance.

11	Purchasers knowledge of Claims

11.1
The Sellers will not be liable (or such liability shall be reduced) in respect of any Warranty Claims if and to the extent that the Claim arises out of or in connection with any fact, matter or circumstance which is Disclosed in the Disclosure Letter or the circumstances of such Claim are within the actual knowledge of the Purchasers Deal Team (having made reasonable enquiries with the Purchasers’ professional advisers in connection with the transactions to be effected by the Transaction Documents) at the date of this Agreement.

12	Contingent Liabilities

12.1
If any Claim (other than a Tax Claim) relates to a liability which, at the time that such claim is notified to the Sellers is contingent only, the Sellers shall not be under any obligation to make any payment to the Purchasers in respect thereof and unless and until such time as the contingent liability ceases to be contingent and becomes actual. If the Purchasers have issued a notice in respect of such Claim before the relevant date set out in paragraph 2 of this Schedule 4, the time period in paragraph 10 shall be deemed to commence upon the date which the liability ceases to be contingent and becomes an actual liability.

Schedule 5

Interim Provisions

Each Seller hereby covenants with and undertakes to the Purchasers that it will procure that between the date of this Agreement and Completion neither the Company nor any Group Company shall, without the prior written consent of the Purchasers, carry out any of the following actions:

1.	do anything outside the ordinary and usual course of its business either as regards the nature, scope or manner of conducting same;

2.	enter into any onerous agreement or arrangement;

3.
create, extend, grant or issue any Encumbrance over any of its assets or undertaking or revenues or enter into any guarantee, indemnity or other assurance against loss in respect of the liabilities of any person or enter into any similar arrangement;

4.	create or issue or allot or redeem or vary any share or loan capital or give any option in respect of any shares or loan capital;

5.
alter any existing borrowing facilities or borrow or lend any money or make payments out of or drawings on its bank accounts other than routine payments in the ordinary and usual course of its business;

6.
enter into any capital commitment with an individual contract value in excess of ($25,000, including any applicable VAT) or, which, together with all other capital commitments of the Company or any Group Company entered into after the date hereof exceeds $50,000 (including any applicable VAT) in the aggregate;

7.
make any increase in the remuneration or other emoluments or benefits of or provide any other benefits or privileges (of whatever nature) to its officers, employees or former officers or former employees or make any change in the terms and conditions of employment of any of its officers or employees or employ or terminate (except for good cause) the employment of any person;

8.
establish, announce to or advise any person of any proposal to establish any retirement, death or disability or other benefit scheme of or in respect of any of its officers or employees or former officers or former employees (or any dependant of any such person) or grant or create or make or announce to any person any proposal to grant, create, make or agree any additional retirement, death, disability or other benefit or any changes to any existing benefits;

9.	acquire any assets (other than stock in trade (including raw material and packaging) in the ordinary and usual course of trading and any debtors arising therefrom);

10.	other than in the ordinary course of business, enter into any hire purchase or lease or instalment purchase agreement or arrangement or other agreement or arrangement for payment on deferred terms;

11.	dispose of, or grant any option in respect of any part of any of its assets except in the ordinary and usual course of trading;

12.	other than in the ordinary course of business, enter into any tenancy, lease or licence agreement or arrangement in respect of any of the Properties;

13.	other than in the ordinary course of business, terminate or notify an intention to terminate any contract to which it is a party;

14.	permit any of its insurances to lapse or do or omit to do anything to make any policy of insurance void or voidable or the premiums thereunder likely to be increased;

15.
other than in the ordinary course of business, initiate any litigation, arbitration or tribunal proceedings or compromise or settle any such proceedings or make any admission in relation to such proceedings other than routine debt collection provided that the exclusion referred to in the ordinary course of business shall not apply the initiation of any aforementioned litigation, arbitration or proceeding relating to any liability for or in respect of Tax);

16.	declare, make or pay any dividend or other distribution or do or allow to be done anything which renders or may render its financial or trading position less favourable than at the date hereof;

17.	do anything to cause or which may cause any business relationship with a third party to come to an end;

18.	other than in the ordinary course of business, amend or alter the terms of any material contract or commitment to which it is a party;

19.	enter into any transaction with any person which is otherwise than at arm’s length and for full value;

20.	do or omit to do or cause or allow to be done or omitted to be done any act or thing which would result (or be likely to result) in a breach of any of the Warranties;

21.
do or omit to do or cause or allow to be done or omitted to be done any act or thing which is inconsistent with the provisions of this Agreement or the consummation of the transactions contemplated hereunder;

22.
amend: (a) any Tax Returns; (b) (or adopt) any method of Tax accounting; or (c) or compromise, settle, revoke or make any agreements in respect of Tax or any Tax claims, refunds, requests for rulings, clearances or elections, which would (in any case) materially impact the Tax position or profile of a Group Company, provided that the amendment to the Tax Returns referred to  (opposite the reference to the Tax Warranty at paragraph 3.2 of Schedule 3) at paragraph 3.1 of the Disclosure Letter (and any related claims) shall be considered to come within the scope of this paragraph 22 and such amended Tax Return (or any related claim) shall not be submitted without the Sellers having sought, a reasonable time prior to submission, comments from the Purchaser and reflected, in the amended Tax Return (and/or related claim(s)) submitted, the Purchaser’s  reasonable comments thereon;

23.
fail to pay any Tax liability as it falls due, prepare or file any Tax Return in a manner which is not consistent with past practice or waive or extend any statute of limitations applying for any Tax purpose;

24.	pass any resolutions of the Company or any Group Company (other than those resolutions required to effect the transactions contemplated by this Agreement); or

25.	other than in the ordinary course of business, attempt or agree, conditionally or otherwise, to do or permit (whether by omission or otherwise) to be done any of the foregoing.

Schedule 9

Completion Account Accounting Standards

1.	The Completion Accounts shall be prepared and calculated in accordance with, in order of precedence:

(i)
the specific accounting principles, policies, bases, rules, treatments, categorisations, practices, estimation techniques, qualifications used to prepare the financial information in the Management Accounts, which are set out in paragraph 5 below;

(ii)
to the extent not covered by paragraph 1(i), the principles, policies bases, rules, treatments, categorisations, practices, estimation techniques, qualifications and procedures applied on a basis consistent with that actually used in practice to prepare the Accounts; and

(iii)	to the extent not covered by paragraphs 1(i) or 1(ii), in accordance with FRS101 as at the Completion Date.

2.
The Completion Accounts shall be prepared by combining the results of operations, and assets and liabilities, of the Group, using the principles underlying the consolidation procedures of IFRS 10 Consolidated Financial Statements (“IFRS 10”), but does not comply with the requirements of IFRS 10.

3.	Material transactions and balances between the Company and Fitzgerald shall be eliminated in combination.

4.	The Completion Accounts do not constitute a set of general purpose financial statements. Footnote disclosures are not provided.

Accounting policies

5.	The following recognition and measurement requirements shall be applied:

(i)
The financial statements have been prepared in US Dollars and are rounded to the nearest thousand, unless otherwise stated. Foreign currency denominated monetary assets and liabilities as at the Completion Date shall be translated into US Dollars using the closing exchange rate per the Irish central bank on the Completion Date

(ii)
Provisions held at the parent Company level which have been historically pushed down to the individual Company level, including but not limited to inventory provision and debtor provision, will be included in the Completion Accounts in line with historical treatment.

(iii)
Stocks are stated at the lower of cost and net realisable value.  Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the stocks, production or conversion costs and other costs in bringing them to their existing location and condition. In the case of manufactured stocks and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

(iv)
Provision is made for obsolete, excess and slow-moving inventory. The provision is based on an assessment of which inventory items had zero quantity movement from sales of such inventory items during the prior 12 months. If the movement in quantity over that timeframe is zero, a 100% provision is applied. For the purposes of the Completion Accounts, provision shall be recorded on a consistent basis as reflected in the historical periods in the Datapack. Specifically, the provision shall be prepared on a consistent basis and using consistent assumptions and judgements as have been applied in calculating the provision as at 31 December 2022. For the avoidance of doubt, the provision as at 31 December 2022 is $1,765,266 on gross stock of $2,944,887.

(v)
IFRS 16 Lease accounting  - Lease rentals are charged to the income statement on a straight-line basis. Specifically, the requirements of IFRS 16 Leases are not applied, and a right-of-use asset or a lease liability are not recognised on the balance sheet.

IN WITNESS whereof this Agreement has been duly executed as a deed as is delivered and takes effect on the date shown at the beginning of this Agreement.

SIGNED and DELIVERED as a DEED
by the duly appointed attorney of and
for and on behalf of

TRINITY BIOTECH PLC

by: John Gillard
     Attorney print name

in the presence of:

/s/ Desmond Fitzgearld
(Signature of witness)

Desmond Fitzgearld
(Name of witness)

____________________
(Address of witness)

John Gillard Lawfully appointed attorney

SIGNED and DELIVERED as a DEED
by the duly appointed attorney of and
for and on behalf of
TRINITY BIOTECH MANUFACTURING LIMITED

by: John Gillard
     Attorney print name

in the presence of:

/s/ Desmond Fitzgearld
(Signature of witness)

Desmond Fitzgearld
(Name of witness)

_____________________
(Address of witness)
John Gillard Lawfully appointed attorney
SIGNED and DELIVERED as a DEED by TRINITY BIOTECH, INC.	Trinity Biotech, Inc. By: /s/ Aris Kekedjian Name: Aris Kekedjian Title: President

EXECUTED and DELIVERED as a DEED for and on behalf of BIOSYNTH INTERNATIONAL, INC. /s/ Carolin Rewel Witness signature Carolin Rewel Print name Print address Witness occupation	/s/ PATRICK MEILI PATRICK MEILI

SIGNED and DELIVERED as a DEED
for and on behalf of AALTO BIO HOLDING LIMITED
by its lawfully appointed attorney
PHILIP NOONE
in the presence of:

/s/ Audrey Bradley
Witness signature

Audrey Bradley
Print name

Print address

Witness occupation

/s/ PHILIP NOONE PHILIP NOONE

EXECUTED and DELIVERED as a DEED by GALLUS BIDCO LIMITED /s/ Nicole Van Zyl Witness signature Nicole Van Zyl Print name Print address Witness occupation	/s/ KUGAN SATHIYANANDARAJAH KUGAN SATHIYANANDARAJAH